SUSTAINABILITY REPORT

—

2025



CONTENTS



Ternium S.A. (the "Company") is a Luxembourg company and its American Depositary Shares, or ADSs, are listed on the New York Stock Exchange (NYSE: TX). We refer to Ternium S.A. and its consolidated subsidiaries as "we," "our" or "Ternium."

TX LISTED NYSE

The financial and operational information contained in this report is based on Ternium's operational data and on the Company's consolidated financial statements, which were prepared in accordance with IFRS and IFRIC interpretations as issued by the IASB and adopted by the European Union and presented in U.S. dollars ($) and metric tons.

OVERVIEW

PESQUERÍA, MEXICO

CHAIRMAN'S LETTER



2025 was a challenging year for Ternium and the steel industry in Latin America. Chinese exports of steel products reached a record level (119 million tons), with increases particularly affecting the market in Brazil. Domestic consumption of steel products in Mexico declined 10% year on year as the United States imposed Section 232 tariffs on imports of steel and steel derivative products, while, in Argentina, the economy continues to adjust to the economic changes introduced under the Milei government.

In this environment, Ternium delivered resilient results, as it adapted rapidly to the changing environment and implemented a comprehensive program aimed at reducing costs and improving operational efficiency. Steel shipments were relatively stable at 15 million tons, while net sales and adjusted EBITDA declined to $15.6 billion and $1.5 billion respectively as steel prices in our markets fell for a second consecutive year. Our net cash position declined to $0.7 billion, with capital expenditures at our Pesquería expansion project reaching a peak. Considering the ongoing geopolitical uncertainty, we reduced the dividend payment for the year to $2.20 per ADS.

The renegotiation of the USMCA, although shrouded in uncertainty as the US seeks to realign the balance of benefits among the partners, represents an opportunity to further strengthen manufacturing integration, investment and employment throughout North America and reinforce the region's security. Reinforcing rules of origin, reducing intra- and harmonizing extra-regional tariffs would all enhance fair competition and avoid trade circumvention. We are pleased to see the trade actions being taken by the Mexican government in support of these concepts.

The expansion of our Pesquería industrial complex in Mexico is progressing steadily. The construction of the new cold rolled and galvanizing lines is complete and production is ramping up. We expect to inaugurate the steel slab mill and direct reduction facilities at the beginning of 2027. These major investments will strengthen the integration of our operations and consolidate our position as a leading regional steel producer. The expanded Pesquería complex will host one of the world's most modern and efficient steel mills. It will produce a wide range of high value flat steel products, including high-quality automotive steel, using the DRI-EAF route with a carbon emissions intensity less than half that of its blast furnace counterparts.

In Brazil, consumption of steel products increased in line with the growth in the overall economy, but domestic producers have been affected by a higher level of imports, particularly of low-priced Chinese steel products. The government has taken note and begun to introduce anti-dumping measures and raise import duties on certain products, which has allowed a partial recovery of prices going into 2026. In this context, Usiminas focused on initiatives to improve production efficiency and cost competitiveness. In February 2026, we acquired the remaining participation of the Nippon Steel group in Usiminas for $315 million, increasing our participation to 83% in the controlling group and 38% of the overall company.

In Argentina, as the economy continues its transformation path, consumption of steel products is recovering slowly but remains well below the level of 2023. While the agricultural, mining and energy sectors are growing, the construction sector remains subdued and the industrial sector is being affected by the high structural costs of operating in Argentina and an influx of low-priced goods from China. We are strengthening the competitiveness of our operations, including the operation of our new wind farm, and supporting our value chain with competitive products and assistance through our ProPymes program.

Looking ahead, the global economic outlook for 2026 remains subject to uncertainty, reflecting changes in trade policies and ongoing geopolitical tensions. At the same time, government measures adopted in our main markets are beginning to address distortions created by unfair trade practices, contributing to a more balanced competitive environment.

Within this context, we will continue to execute our expansion plans in Pesquería and maintain a strong focus on cost reduction and operational efficiency across all our facilities. Our industrial system and commercial positioning provide us with the flexibility to adapt to different market scenarios.

Sustainability remains central to our long-term strategy. The construction of our new lower-emission steel mill is an important step toward achieving our 2030 emissions intensity target. We continue to evaluate emerging technologies with the ambition of advancing toward carbon neutrality, while progressing with our environmental and safety investment plans.

Our 2020-2030 investment plan, totaling $757 million including Usiminas, for reducing the environmental impact of our operations, continues to advance. These investments are focused on improving air quality and water management and increasing resource efficiency across our operations. Key projects include infrastructure for raw material handling in Mexico, air emissions monitoring systems in Argentina and Brazil, and upgrades to water treatment facilities across all plants.

As an industrial company, safety is an absolute priority. We are firmly committed to improving the safety of our workplaces and ensuring that every person returns home safely every day. Over the past two years, however, our performance has been marred by a number of fatal accidents. We deeply regret the loss of life and the impact on families and our communities. This has led to a deep reflection on every aspect of our safety management. We are redoubling our focus on reducing exposure to critical risks through preventive actions and ensuring a rigorous approach to the design and planning of work activities.

We also maintain an absolute commitment to the sustainability of the communities where we operate, with a focus on strengthening technical education and opportunities for employment. Our education programs now reach 15,600 beneficiaries including the initial intake of students at our second Roberto Rocca Technical School, near our operations in Santa Cruz, Rio de Janeiro. In March, we welcomed President Lula to its formal inauguration. This demonstrates the high expectations generated by our investment and recognizes the impact of our programs.

Our employees are at the center of our achievements. Our aim is always to engage them with opportunities to develop their skills and potential in a respectful and dynamic working environment and recognize their contribution to our results.

In closing, I would like to give a special thanks to them for their ongoing efforts and achievements over the past year. I would also like to thank our customers, suppliers, shareholders and communities for their continuing support for our project.

July, 2026

Paolo Rocca
Chairman

OUR SUSTAINABILITY JOURNEY



2025 was a year of meaningful execution across our long-term agenda. We completed the downstream project at our Pesquería Industrial Center in Mexico and continued advancing our DRI-EAF slab facility, which we expect to be ready for start-up a little over six months from now. Once in operation, this facility will allow us to supply the automotive industry with steel products among the lowest in GHG emissions intensity in the market, strengthening our value proposition for customers seeking to reduce the carbon footprint of their supply chains.

We also advanced the projects within our decarbonization roadmap and incorporated Usiminas into our target, resetting the base year to 2024. With this addition, our target scope is now complete, covering all steel mills up to the hot-rolled stage.

Operational excellence and environmental stewardship remain embedded in our day-to-day work. In 2025, this commitment was reflected in $93 million investments in environmental, decarbonization and energy-efficiency initiatives, as well as $102 million allocated to health and safety programs, incorporating new technologies as they become available.

In our communities, we reached an important milestone with the first full year of operations of Ternium's second technical school, in Santa Cruz, Brazil. This initiative builds on the experience of our first school in Pesquería, Mexico, which has achieved a 95% curriculum completion rate, above the national average.

Together, these initiatives reflect our commitment to building a stronger, more sustainable Ternium—one that creates lasting value for our customers, our people, the communities where we operate, and all our stakeholders.

MÁXIMO VEDOYA
Chief Executive Officer

20 YEARS OF GROWTH AND TRANSFORMATION

Over the past 20 years, Ternium's journey has been defined by sustained business growth alongside the progressive integration of environmental, social and governance (ESG) principles into its strategy.

E ENVIRONMENTAL
S SOCIAL
G GOVERNANCE

2006

G Publication of the first edition of Ternium's Code of Conduct.

NYSE listing under the ticker TX.


Ternium
Ternium

2007

G Implementation of the SOX and Compliance Program.

Consolidation in Mexico through the incorporation of Grupo IMSA, expanding presence in the United States and Central America (Mexico, Central America and USA).

—
SHIPMENTS
~10,500 thousand tons
—
EMPLOYEES
23,645

G **2011** Launch of the first edition of the Business Conduct Policy.

2012

Entry into the controlling group of Usiminas (Brazil).

2013

G Implementation of the Business Conduct Compliance Program.

Inauguration of the Industrial Center in Pesquería (Mexico).



2015

E First ISO 14001 certification achieved at San Nicolás (Argentina).

S First OHSAS 18001 certification achieved at the San Nicolás (Argentina) and Guerrero (Mexico) steel plants.

G First-time recognition as Sustainability Champion by worldsteel association.

Acquisition of Ferrasa, Colombia's leading steel distributor (Colombia).

—
SHIPMENTS
~9,600 thousand tons
—
EMPLOYEES
16,739

2016

E The Techgen Power Plant represents an improvement of Ternium's Mexico scope 2 compared to national grid.

S Inauguration of the Roberto Rocca Technical School in Pesquería (Mexico).

Techgen Power Plant begins operations in Pesquería (Mexico).

2017

E LEED certification in Pesquería (Mexico). ISO 50001 certification in Rio de Janeiro (Brazil).

Acquisition of a slab production facility in Rio de Janeiro (formerly CSA Siderúrgica do Atlântico), now Ternium Brasil (Brazil).

—
SHIPMENTS
~11,600 thousand tons
—
EMPLOYEES
21,335

G **2018** Publication of the first sustainability report.
2019 UNGC support. Steelie Award for Roberto Rocca Technical School in Pesquería (Mexico).

This timeline highlights the key milestones that have shaped the company's expansion, operational excellence and technological development, while also showcasing the evolution of its sustainability commitments, climate action, safety performance, community engagement and governance practices. Together, these achievements reflect a long-term vision of responsible growth and value creation.



2020

S
First ISO 45001 certification achieved at Guerrero and Puebla (Mexico).



G
Publication of the first Sustainability Report using GRI as guidance.

First greenfield plant in Colombia begins operations in Palmar de Varela, Atlántico (Colombia).
Start-up of painting and galvanizing lines in the second phase of the Industrial Center in Pesquería (Mexico).



2021

E
First decarbonization target.



S
Endorsement of the UN WEPs.





Start-up of the Hot Rolling Mill at the Industrial Center in Pesquería (Mexico).





2022

S
Steelie Award for the Competences Certification Programme for Risky Tasks.

G
First EcoVadis rating, achieving a Silver Medal.

2023

E
Green Steel Award from the Brazilian Association of Metallurgy, Materials and Mining for the use of biogas (Brazil).



S
Steelie Award for the immersive training for operators using virtual reality.
Triple Certification as a Best Place to Work for LGBTQ+.

Announcement of Stage 3 construction at the Industrial Center in Pesquería including DRI-EAF facility and downstream projects.
Start of Usiminas consolidation in Ternium's financial statements.

—
SHIPMENTS
~**14,200** thousand tons*
—
EMPLOYEES
34,458*

*including Usiminas



2024

E
Announcement of decarbonization target expanding scope and incorporating scope 3.



S
Recognition of the Technical School as a national example in Mexico's 4th 2030 Agenda Review.
Award in worldsteel's Safety and Health Excellence Program.



G
Update of the Business Conduct Policy and the Code of Conduct.

—
SHIPMENTS
~**15,600** thousand tons*
—
EMPLOYEES
33,949*

*including Usiminas



2025

E
Start-up of the Vientos de Olavarría wind farm in Argentina.
Steelie Award for the wind farm project.



S
Classes begin at the Roberto Rocca Technical School in Santa Cruz (Brazil).

—
SHIPMENTS
~**15,000** thousand tons*
—
EMPLOYEES
33,253*

*including Usiminas



2026

E
Decarbonization target consolidated with Usiminas: to reduce emissions intensity by 15% (up to hot-rolled products) by 2030, using 2024 as the baseline and including Scope 3 emissions (categories 1 and 10).



G
8th-time Sustainability Champion by worldsteel.
EcoVadis Sustainability Rating: Silver Medal (Top 15%).

Start-up of Cold Rolling Mill 2 and Galvanizing Line 2 as part of Stage 3 of the Industrial Center in Pesquería (Mexico).
Acquisition of Nippon Group's remaining participation in the Usiminas control group.

PESQUERÍA INDUSTRIAL CENTER

DRIVING SUSTAINABLE INDUSTRIAL GROWTH

The Pesquería Industrial Center represents more than an industrial expansion, it exemplifies how productive growth can be aligned with local community development, quality job creation and environmental protection. Through investment, technological innovation, and the strengthening of local capabilities, the project enhances industrial competitiveness while creating quality jobs, supporting supplier development and accompanying communities through a sustainable transformation process.



CLIMATE ACTION

Targeting a 65% reduction in CO_2 emissions intensity of crude steel by 2030 compared to worldsteel global BF–BOF average (Scopes 1, 2, and 3 – Category 1).



DRI Facility
With carbon capture and utilization (CCU) capabilities, designed to incorporate hydrogen when economically feasible.



Consteel® System
To preheat scrap, reducing energy consumption and emissions.

Consteerer® Technology
Electric Arc Furnace (EAF) equipped with Consteerer® technology for improved energy efficiency and process optimization.

Renewable Electricity
Renewable energy projects are currently being evaluated to support the transition toward a more sustainable energy matrix.

ENVIRONMENTAL MANAGEMENT







Expansion of the Water Treatment Plant Capacity

The industrial center uses treated wastewater for cooling processes. The project will increase water treatment capacity fivefold.

Protection of Local Biodiversity

Protection of local ecosystems, safeguarding **16,840 individuals of native flora species and 497 of fauna** upon project completion.

Emissions Management in Raw Materials Handling

71,892 m² of surface area covered by domes, contributing to improved air quality control.

PEOPLE AND COMMUNITY DEVELOPMENT







Creation of quality jobs

At December 2025, the Industrial Center employed 2,217 direct employees and 7,757 contractors.

Supplier and SME Development

In 2025, a total of 419 suppliers participated in the Pesquería Project. Of these, 86% were Mexican, and 73% were classified as SMEs (with up to 100 employees), highlighting the project's contribution to the development of local suppliers and SMEs businesses.

Safe Work

Training and capability building: 19,200 hours delivered in safety, maintenance, and process topics.

Knowledge transfer and tools: 150 equipment technical manuals translated into Spanish (20 converted into e-learning modules) and development of an Effective Equipment Lockout simulator.

Commissioning support: 16 training sessions recorded with international suppliers during equipment commissioning.

Community Development

Through the Roberto Rocca Technical School in Pesquería, Ternium supports local community development by providing high-quality technical education.
The school welcomes over 400 students each year, preparing them with the skills and knowledge required for future careers in the industrial sector.

TERNIUM AT A GLANCE

$15.6
BILLION
IN NET SALES

33.3
THOUSAND
EMPLOYEES

9
COUNTRIES WITH
OPERATIONS

15.1
MILLION TONS
OF STEEL SHIPMENTS

13.0
MILLION TONS OF
MINING SHIPMENTS

PRODUCTION CAPACITY

22.3
MILLION TONS OF FINISHED
STEEL PRODUCTS

15.4
MILLION TONS OF STEEL
SLABS AND BILLETS

13.0
MILLION TONS OF IRON ORE
PELLETS, LUMPS AND SINTER FEED

MEXICO

Steel
3 Upstream

4.1 million tons of crude steel production capacity

8 Downstream
8 Service centers
12 Distribution centers

Mining
3 Open pit mines

3.4 million tons of saleable production

Peña Colorada operation has a 50% participation

GUATEMALA

1 Downstream
6 Service centers
12 Distribution centers

COLOMBIA

1 Upstream

0.3 million tons of crude steel production capacity

2 Downstream
5 Service centers
6 Distribution centers

USA

1 Downstream

EL SALVADOR

2 Service centers
2 Distribution centers

NICARAGUA

1 Service center
1 Distribution center

COSTA RICA

1 Service center
1 Distribution center

BRAZIL

Ternium Brasil
1 Upstream

5.0 million tons of crude steel production capacity

Usiminas

Steel
1 Upstream

3.8 million tons of crude steel production capacity

2 Downstream
7 Service centers
7 Distribution centers

Mining
3 Open pit mines

9.2 million tons of saleable production

ARGENTINA

1 Upstream

2.3 million tons of crude steel production capacity

5 Downstream
8 Service centers
2 Distribution centers

REFERENCES

- DRI-EAF / EAF (Scrap Based)
- BF-BOF
- Steel processing
- Mining
- Renewable energy generation
- Non-renewable energy generation

STEEL SHIPMENTS 2025

Mexico **49%**

Brazil **26%**

Southern Region **15%**

Other markets

Colombia **4.0%**

USA **3.9%**

Others **2.1%**

OUR VALUES



HEALTH AND SAFETY

Nothing is more important to Ternium than the health and safety of all those working with the company. Our priority is to provide our employees a safe workplace, promoting their wellbeing and a healthy lifestyle.



ENVIRONMENT

We are committed to achieving excellence in environmental and energy performance in all our operations to protect the environment, setting an example in our communities.



INTEGRITY

Transparency in management and communications is a fundamental value in our relationship with our stakeholders, customers, employees, suppliers, and the communities of which we are a part. We are committed to building a culture of transparency and integrity in everything we do.



QUALITY AND INDUSTRIAL EXCELLENCE

Excellence and quality in our products, services, processes, and the professionalism of our people are our principal competitive advantage. We are focused on the continuous improvement of our plants and processes and on developing outstanding technologies and products.



PEOPLE AND DIVERSITY

Our people are at the heart of our industrial project and the foundation of our achievements. We aim to provide them opportunities for development and fulfilling their potential, while promoting diversity, equity and inclusion, and rejecting any form of discrimination based on gender, sexual orientation, ethnic origin, color, age, religion or political belief.



COMMUNITY

The development and inclusive growth of the communities where we have our operations is integral to the success of our industrial project. Our community activities focus on support for education and opportunities based on merit, with technical education seen as an engine for growth, transformation and social mobility.

ABOUT THIS REPORT

This report provides a comprehensive overview of Ternium's strategy, including the progress made in 2025 across various economic, environmental, social and governance dimensions. It also highlights how the company's actions contribute to achieving the United Nations Sustainable Development Goals (SDGs).

Ternium S.A. is organized under the laws of Luxembourg and, as such, is subject to certain applicable European and Luxembourg laws and regulation. While the Corporate Sustainability Reporting Directive (CSRD) has not been transposed into national law by the Grand Duchy of Luxembourg and, therefore, Ternium is not subject to CSRD reporting requirements, this 2025 Sustainability Report has been prepared taking into account the European Sustainability Reporting Standards (ESRS) as a framework, as issued -and further revised- by the European Financial Reporting Advisory Group (EFRAG). This report also has been prepared with reference to the international standards issued by the GRI (Global Reporting Initiative) and SASB (Sustainability Accounting Standards Board), as well as the guidelines of the worldsteel association, and follows the recommendations of the TCFD (Task Force on Climate related Financial Disclosures) regarding climate change reporting.

Double materiality assessment

Regarding topic selection for disclosure, in late 2024 and the beginning of 2025, the company carried out a double materiality assessment aimed at identifying key issues for the business. Topics were mapped across Ternium's value chain and validated with internal stakeholders to ensure coverage of all activities, relationships and geographic regions.

The process consisted of five stages: identification of relevant topics across the industry, impact materiality

assessment, financial materiality assessment, consolidation of the results and stakeholder engagement.

To identify relevant topics, an initial analysis of sustainability issues from various sources—such as the ESRS, Ternium's Sustainability Report, ESG frameworks and standards, peer benchmarks and industry associations —was conducted to develop a master list.

For impact materiality assessment, the company identified actual or potential, positive or negative impacts on people and/or the environment and linked them to the relevant ESRS subtopics available at the time. These impacts were then evaluated based on time horizon and severity rated on a scale from 1 (least severe) to 5 (most severe). For potential impacts, the likelihood of occurrence was also considered.

For financial materiality assessment, risks and opportunities were evaluated based on time horizon, magnitude and likelihood of occurrence, using criteria aligned with internal risk management methodologies. For risks, magnitude referred to the potential extent of damage or disruption (e.g., financial loss), while for opportunities, it reflected the scale of potential benefits (e.g., financial gain). Likelihood was rated on a scale from 1 (unlikely) to 5 (certain), in line with internal practices.

The fourth step involved consolidating the findings by defining a materiality threshold. As a result, the material topics and subtopics identified were as follows: in the environmental dimension, climate change—including mitigation, adaptation and energy—was highlighted, along with pollution of air, soil and water, and water withdrawals, taking into account the location of the facilities. In the social dimension, relevant topics included the company's workforce, with a focus on equal opportunities, working conditions and other work-related rights; workers in the value chain, particularly in terms of working conditions and safety; affected communities, addressing social and cultural rights, including the specific rights of indigenous communities; and consumers and end-users, focusing on impacts related to product information and transparency. In the area of governance, material issues included corporate culture, anti-corruption and bribery, the management of supplier relationships and the protection of whistleblowers. Additionally, other relevant topics identified by the company were innovation and technology, as well as cybersecurity.

For the stakeholder engagement, we conducted a survey based on seven questions. The aim was to assess stakeholders' perceptions of Ternium's current sustainability efforts and to identify areas of focus for future initiatives. We surveyed 655 internal and external stakeholders across the following groups: Employees, Customers, Suppliers, Financial Institutions, Community Members, Industry Chambers/Associations, Media and Universities. The stakeholder list was based on participants from Ternium's previous materiality assessment, with updates to reflect organizational and contextual changes.

Ongoing stakeholder engagement

Beyond this process, the company continuously monitors stakeholder interests and includes relevant information in its disclosures to address their expectations. Some ongoing engagement initiatives include:

- **Employees:** We prioritize transparent communication through feedback check-ins, town hall meetings, surveys and performance reviews. In 2025, our CEO hosted four "Live Talks" with Q&A sessions, attended by an average of 3,000 employees. We also organized Ternium's Safety Day to address safety topics and improve operations.

- **Customers:** We maintain an open dialogue with our customers to understand their needs and develop long term partnerships that enhance supply chain and digital integration. In 2025, several customers

invited us to participate in sustainability surveys and CSR audits and requested information about our performance for benchmarking in platforms such as Ecovadis and CDP.

- **Suppliers:** We collaborate closely with our suppliers to strengthen the steel value chain, with the ProPymes program playing a central role. We also foster safety excellence across our supply chain through the Safe Supplier Program, currently active in Mexico, Argentina, Brazil and Colombia, which recognizes contractor companies operating at our facilities for their outstanding safety performance and practices. Additionally, our procurement company Exiros— jointly owned with Tenaris—provides valuable insight into supplier priorities and concerns.

- **Communities:** Transparent communication with local communities is one of Ternium's core values. Over ten years ago, we launched the "One Mill, One Fan Page" strategy, linking each industrial facility to a dedicated Facebook Fan Page to facilitate community engagement. We currently operate ten local pages with 465 thousand followers, used to share timely and transparent information with community members, media and nearby institutions. We also organize inperson meetings led by Regional Presidents to listen to local concerns and provide operational updates.

- **Investors:** We maintain regular communication with shareholders and investors through meetings, calls and participation in investor conferences, keeping them informed about developments at the company through our IR webpage, press releases and SEC filings.

- **Industry Associations:** Our active participation in the industry associations promotes collaboration, sharing of best practices and the development of common standards for the future of the steel sector.

Scope alignment with financial statements

The company is aligning the scope of its sustainability reporting with its financial reporting. This report is based on Ternium's operational data and, unless otherwise specified, includes Usiminas as of 2025. Prior-year data does not include Usiminas.

ESG

ENVIRONMENTAL
SOCIAL
GOVERNANCE

PESQUERÍA, MEXICO

CLIMATE ACTION

SUSTAINABLE DEVELOPMENT GOALS













7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
17 PARTNERSHIPS FOR THE GOALS

GOALS & ACTIONS

2025 KPIs

GOALS

- To reduce the emission intensity rate per ton of hot-rolled steel by 15% by 2030, compared to 2024 baseline, considering Scopes 1, 2 and 3 (categories 1 and 10), measured using the GHG Protocol (consolidated target with Usiminas).
- To achieve a 40% share of renewable energy in the purchased electricity by 2030 up to the hot-rolling process.
- To improve energy efficiency across all industrial processes.
- To collaborate with the value chain to reduce GHG emissions.
- To develop strategies and projects with the ambition of achieving carbon neutrality in Ternium's products and operations, considering technological feasibility and local market conditions.

ACTIONS

Management

- Creation of climate change governance structure, including a decarbonization committee and oversight by the board of directors.
- Integration of climate change risks into the risk analysis process.
- Incorporation of a scenario analysis to assess asset vulnerability to physical risks.
- Implementation of an internal carbon price for investment projects.
- Strengthening of our emissions management system, with:
  _Third-party verification of emissions under ISO 14064-1 and GHG protocol standard.
  _Introduction of data processing and GHG inventory systems to enhance granularity and information analysis.
  _Collection of supplier primary data (Scope 3 emissions).
  _Inclusion of Scope 3 categories in the GHG emissions inventory.
  _Certification under ISO 50001 standard for our processes.

Projects Completed or Underway in 2025

- Argentina wind farm fully operational (475 GWh/year estimated maximum generation), replacing 90% of national grid electricity purchases.
- New energy supply agreements increased the share of renewable electricity in the Ipatinga site's purchased electricity mix to ~20% in 2025.
- EAF-DRI project in Pesquería, Mexico (2.6 Mt low GHG-emissions steel).
- Energy efficiency initiatives implemented across all facilities.

$35

MILLION INVESTED
IN DECARBONIZATION AND ENERGY EFFICIENCY INITIATIVES (EXCLUDING PESQUERÍA INVESTMENT)

2.24

TONS OF CO_2e PER TON OF HOT ROLLED STEEL
(SCOPES 1, 2 AND 3 CAT1&10) GHG PROTOCOL METHODOLOGY

21%

RECYCLED CONTENT
PER TON OF CRUDE STEEL

22.9

GJ CONSUMED
PER TON OF CRUDE STEEL WORLDSTEEL METHODOLOGY

70%

OF CRUDE STEEL
PRODUCED IN ISO 50001 CERTIFIED FACILITIES

Note: In this chapter, the term "emissions" refers specifically to GHG (greenhouse gas) emissions.

GOVERNANCE

ESRS 2 GOV-1 / GOV-4 / ESRS E1-4

The company has established a comprehensive governance system to address climate change across various levels. At the board level, the Vice-Chairman reports quarterly to the Board of Directors on the progress of Ternium's climate change strategy and presents recent developments in legislation and their implications for the industry and/or the company. At the management level, a decarbonization committee, chaired by the CEO, regularly reviews operational performance indicators and the progress of decarbonization projects.

With respect to the implementation of decarbonization projects, the investments included in Ternium's decarbonization roadmap follow a step-by-step approval process defined in the project investment authorization procedure, ensuring involvement and oversight at the highest management levels. Both the timely and effective execution of decarbonization projects and the operational performance of Ternium's sites—ensuring alignment with decarbonization targets—are integral components of the annual incentive framework for participating sectors, directors and the CEO.

Regarding the policies established on this matter, Ternium's Environmental and Energy Policy serves



OUR STRUCTURE

CLIMATE CHANGE GOVERNANCE

BOARD OF DIRECTORS

VICE CHAIRMAN
Quarterly Reports

CHIEF EXECUTIVE OFFICER (CEO)

DECARBONIZATION COMMITTEE

MEETINGS
Quarterly

PARTICIPANTS
CFO, Regional Presidents, Operations VP, Mining VP, Chief Information Officer (CIO), Chief Technology Officer (CTO), Chief Industrial and Engineering Officer (CIEO), Chief Planning Officer (CPO), Chief EHS Officer (CEHSO), Global Sustainability Sr. Director, Global IR & Compliance Sr. Director

ACTIVITIES
· Performance review and progress on Ternium´s roadmap
· Resource and investment issues
· Changes in legal framework and new technologies update

CRITICAL RISKS COMMITTEE (CRC)

MEETINGS
At least three times a year

PARTICIPANTS
The composition of the Critical Risks Committee (CRC) is described in detail in the chapter "Corporate Governance" of this Report

ACTIVITIES
· Identification and assessment of risks
· Follow up of mitigation and action plans
· Presentation of critical risks report to the Board of Directors (once a year)

as the primary framework guiding the company's environmental efforts. Among its key principles is the commitment to reduce emissions intensity and the ambition to achieve carbon neutrality, subject to technological feasibility and local market conditions. In terms of procedures, the company has a manual for calculating emissions in both absolute and intensity terms, using the GHG Protocol and worldsteel methodologies. It has also implemented a CO_2 platform that enables monthly tracking and monitoring.

Climate change risks and their corresponding mitigation strategies are integrated into the company's risk management system. Risks in general are initially identified at the local level and then consolidated into a unified risk matrix. Those ultimately classified as critical are reviewed at least three times per year by the Critical Risks Committee. For further details on the company's risk management system and the Critical Risks Committee, please refer to the Corporate Governance chapter.

Participation in global sustainability and trade forums

The company remains actively engaged in industrial forums and international initiatives to promote fair trade conditions across regions during the transition to a low-carbon economy. Ternium's Global Sustainability Senior Director serves as the chairman of the environmental committee at worldsteel association and Alacero. Additionally, several of the company's directors and managers actively contribute to the working groups of these organizations, fostering collaboration and advancing sustainable industry practices.

In April 2026, Ternium was named a worldsteel Sustainability Champion for the eighth consecutive year. To achieve this recognition, a company must sign the worldsteel Sustainability Charter; demonstrating compliance with 20 criteria across environmental, social, governance and economic (ESGE) dimensions; submit Life Cycle Inventory (LCI) data to worldsteel's data collection program (covering more than 60% of the company's crude steel production and being less than five years old); and be shortlisted in one of the six categories of the worldsteel Steelie Awards or be recognized through the worldsteel Safety and Health Recognition Programme.

In October 2025, Ternium received the Steelie Award for Excellence in Sustainability for its "Winds of Change" project, which refers to Ternium's first large-scale renewable energy project in Argentina, a 99 MW wind farm designed to replace up to 90% of the company's national grid electricity consumption with renewable energy and reduce CO_2 emissions. The company was also recognized as a finalist in the categories of Excellence in People, for the project "From Policy to Practice: Advancing Inclusion Across Ternium's Industrial System," and Excellence in Communications Programmes, for the documentary "Tomorrow, Santa Cruz: Building Futures Through Education" publicly available at YouTube.

At the local level, Ternium participates in organizations specialized in sustainable development, such as the Argentine Business Council for Sustainable Development (CEADS, for its acronym in Spanish) and the Business Coordinating Council's Commission for Environmental Protection and Sustainable Development (Cespedes, for its acronym in Spanish)

8th consecutive year as a worldsteel Sustainability Champion, reaffirming our long-standing commitment to sustainable steelmaking.

in Mexico, both of which are local chapters of the World Business Council for Sustainable Development (WBCSD), as well as industry associations such as Aço Brasil in Brazil and Canacero in Mexico.

INDUSTRY LANDSCAPE AND THE COMPANY'S INDUSTRIAL SCHEME

SBM-1

Steel is a fundamental material for modern societies, yet its production accounts for between 7%-8% of global CO_2 emissions, according to worldsteel's "Climate change and the production of iron and steel" policy paper. According to the association, global average emissions intensity for the year 2024 stood at 1.92 tonnes CO_2 per tonne of crude steel (scope 1, 2 and 3 category 1) using the methodology followed since 2008 and was 2.18 tonnes CO_2e per tonne of crude steel when considering the methodology introduced in 2025 for the collection of 2024 data. The updated methodology expands the boundary to include methane (CH_4), nitrous oxide (N_2O), and emissions from upstream mining activities (Scope 3 Category 3 fuel- and energy-related activities) and revises emission factors.

Worldwide, emission intensity is influenced by the production technology used, the type of energy consumed, the availability of raw materials, and the characteristics required in the final products. According to worldsteel, in 2024 70.9% of global steel production relied on blast furnaces, with an average emission intensity of 2.34 tCO_2 per ton of crude steel cast (tCO_2/t), considering the original boundary. Electric arc furnaces (EAF) using scrap accounted for 20.5%, with an average emission intensity of 0.69 tCO_2/t, while EAF using direct reduced iron (DRI) represented 8.5% of production, with an average emission intensity of 1.47 tCO_2/t. Both the share by steelmaking route and the emissions intensity have remained relatively stable over the last five years.

Ternium operates all three main steelmaking technologies, conditioned by regional resource availability and economic factors. Blast furnaces

are used in Argentina and Brazil, scrap-based EAF operations in both Mexico and Colombia and DRI-EAF facilities in Mexico.

In line with its strategy to transition toward lower-GHG-emissions technologies, the company continues to advance the Pesquería project in Mexico, a new DRI-EAF facility expected to begin operations in early 2027, which will enable the production of high-quality steels with a lower emissions intensity.

As the world transitions to a low-carbon emissions economy, the steel production landscape is expected to evolve significantly in the coming decades. With infrastructure and industrial development entering a replacement phase, scrap availability is projected to increase, facilitating a broader use of this resource and the adoption of scrap-based technologies. In addition, renewable energy is expected to play a pivotal role in the transition—both for direct use in steelmaking processes and for producing green hydrogen as a long-term substitute for natural gas in certain processes. According to the IEA's World Energy Investment 2025 report, renewable energy investment in Latin America and the Caribbean grew by nearly 25% in the past decade (2015-2025) reaching $ 70 billion in 2025 and highlighting regional progress despite diverse country contexts and transition pathways. Globally, renewable power capacity is projected to increase by nearly 4,600 GW between 2025 and 2030, doubling the deployment achieved during the previous five years (2019–2024), as reported in the IEA Renewables 2025 report.

Recognizing both the challenges and opportunities within the industry, Ternium prioritizes reducing emission intensity and improving energy efficiency as key pillars of its sustainability agenda.

STRATEGY

ESRS E1-1 / E1-2 / E1-3 / E1-6 / E1-10

Following the announcement of increased participation in the Usiminas control group, the

TERNIUM'S STEELMAKING PROCESSES

CURRENT STATUS AND POST-COMPLETION OF THE PESQUERÍA STEELMAKING PROJECT

MAIN PRODUCTION INPUTS				CRUDE STEEL PRODUCTION (2025)	CRUDE STEEL CAPACITY (2027)
• Iron ore • Coking coal • Pulverized Injection Coal (PCI) • Natural Gas • Scrap	**BF** Blast furnace 	**BOF** Basic oxigen furnace 	**CC** Slab continuous caster 	**73%**	**62%**
• Iron ore pellets • Natural gas • Electricity • Scrap	**DRI** Direct reduction iron plant 	**EAF** Electric arc furnace 	**CC** Slab and billet continuous caster 	**21%**	**33%**
• Scrap • Electricity		**EAF** Electric arc furnace 	**CC** Billet continuous caster 	**6%**	**5%**

company established a corporate target that includes Usiminas, using 2024 as the baseline. Ternium aims to achieve a **15% reduction in the CO_2e intensity up to hot rolled products by 2030, considering Scopes 1, 2 and 3 (category 1 and 10)** under GHG Protocol methodology.

Ternium's decarbonization strategy for 2030 comprises six axes of work:
- Prioritizing low-emission production technologies
- Increasing the share of renewable energy in the energy mix
- Expanding the capacity for CO_2 capture and usage (CCU)
- Advancing energy efficiency initiatives and improving industrial performance
- Increasing the use of scrap in the metallic mix
- Using biomass as a substitute of coal in BF-BOF process.

Internal Carbon Price (ICP)

The company has an internal carbon price of $80 per ton of CO_2 in the assessment of investment projects. Its purpose is to assess the potential financial impact of carbon emission pricing mechanisms. The methodology for its implementation is shadow pricing, a hypothetical price per ton of CO_2 emitted considering Scopes 1, 2 and 3 (when applicable) emissions, and the amount is defined based on global references. This tool was implemented to help in the sensitivity analysis of investment projects.

References considered when assessing Ternium's strategy

The decarbonization roadmap was developed considering Ternium's current industrial configuration, the availability of industrial-scale



TARGET: 15% REDUCTION IN EMISSIONS INTENSITY UP TO HOT-ROLLED

TERNIUM'S DECARBONIZATION ROADMAP

↓ 15%

CO_2e EMISSIONS INTENSITY (SCOPE 1, 2 AND 3 CAT 1 &10)

| 2.33 ($tCO_2e/tHReq$) | -8% | -3% | -2% | -1% | -0.6% | -0.4% | 1.99 ($tCO_2e/tHReq$) |

AXES OF WORK

Low carbon technologies | Energy Efficiency | Renewable Energy | Increasing the use of Scrap | Carbon capture and usage/storage | Biomass

2024 Baseline

2030 Target

technologies worldwide, the availability of certain raw materials in the countries where the company operates, and the evolution of local regulations. The strategy was designed in accordance with the IEA Stated Policies Scenario and Sustainable Development Scenarios published in October 2020 and the general commitments made by each country for 2030 that were assessed with a high probability of materializing.

As an example, the emission intensity rate for the company's crude steel products for the year 2030 (Scopes 1 and 2) is 1.49 tons of CO_2e per ton of crude steel, calculated using the GHG Protocol methodology. This intensity rate is aligned with the 1.5 tons of CO_2 per ton of crude steel (Scopes 1 and 2) estimated by the IEA Sustainable Development Scenario for the steel sector for the same year.

"Advancing our decarbonization target requires a pragmatic approach that combines technology, energy transition and collaboration across the value chain".



JOSÉ FONROUGE
GLOBAL SUSTAINABILITY
SENIOR DIRECTOR

EXAMPLES OF REFERENCES CONSIDERED WHEN ASSESSING TERNIUM'S STRATEGY

AGENCY/COUNTRY	REFERENCES	TERNIUM'S STRATEGY OUTPUT
International Energy Agency (IEA)	• Available technologies by 2030: DRI-EAF, BOF-BF, Scrap based-EAF • 1.5 tCO_2/tCS emissions intensity for steel sector by 2030 (scopes 1 and 2)	• Ternium's technologies: DRI-EAF, BOF-BF, Scrap based-EAF • 1.49 tCO_2e/tCS emissions intensity for crude steel by 2030 (scopes 1 and 2)
Mexico's Nationally Determined Contribution (NDC)	• ~38% renewable energy by 2030 for the energy sector and 43% by 2035 (Mexican regulations) • Potential mitigation actions for the industrial sector • Higher production with EAF (DRI and scrap based) • Carbon capture and usage between industries • Improvement of energy efficiency	• 34% renewable electricity purchased by 2030 (up to hot rolling process) and 50% at the new steelmaking facility in Pesquería • New slab production capacity using DRI-EAF in Pesquería • Double the capacity for CO_2 capture and usage by 2030 compared to 2018 • Certification of ISO 50001 in energy-intensive processes
Argentina's Nationally Determined Contribution (NDC)	• 20% renewable energy by 2025	• 90% renewable electricity purchased by 2030

Furthermore, Ternium's strategy aligns with worldsteel's key decarbonization levers for the steel industry. These include enhancing efficiency and circularity, expanding the use of natural gas–based DRI-EAF production route and progressively integrating breakthrough low-carbon technologies. Worldsteel expects the expansion of DRI and EAF to significantly reduce GHG emissions; however, energy demand is likely to remain high and efficiency gains will materialize gradually. Greater availability and use of end-of-life scrap are also anticipated to support further emissions reductions from late 2020s onward. At the same time, worldsteel notes that rising steel demand means iron ore will continue to play a critical role, underscoring the importance of supportive policy frameworks. Breakthrough technologies are expected to reach commercial and technical viability from the mid-2030s, enabling deeper decarbonization over the long term.

Pathway towards carbon neutrality

Ternium has the ambition to achieve carbon neutrality subject to technological feasibility and local market conditions. With that in mind, we are mapping different alternatives in each region regarding CCUS technologies and the use of biomass, biofuels and hydrogen, with the goal of determining the most economically feasible pathways to decarbonize our operations.

The company is supporting the Tulum Energy project, of TechEnergy Ventures—an investment fund managed by Tecpetrol—and developed in collaboration with Tenova, both companies part of the Techint Group. The Tulum Energy project focuses on the production of turquoise hydrogen through methane pyrolysis, aiming to provide a cost-effective and scalable solution for hydrogen production. This innovative process breaks down natural gas into hydrogen and solid carbon without emitting direct CO_2.

The pilot plant is being developed at Ternium's Industrial Center in Pesquería, Mexico. The facility will utilize a plasma reactor powered by an electric arc, leveraging existing steel industry technology to efficiently extract hydrogen while capturing solid carbon as a by-product. As part of the project, Ternium installed a laboratory to test briquetting and the generation of new solid-carbon-based co-products for industrial applications.

Recognizing the potential of Latin America for nature-based decarbonization solutions, Ternium continues to analyze different options for participating in projects related to biomass production and utilization, as well as the protection and reforestation of affected areas. These efforts would enable the company to offset residual emissions in the long term while promoting human well-being and biodiversity.

Key enablers and constraints for the transition and decarbonization of the industry

Ternium's decarbonization efforts are influenced by various external factors that will shape the viability and timing of projects in the coming decades:

- Economic incentives: Such as tax reductions or direct government investments, which are key to advancing the decarbonization roadmap. As an example, in June 2025 the European Commission adopted the Clean Industrial State Aid Framework (CISAF) as part of the Clean Industrial Deal, enabling Member States to provide direct support for investments in clean technologies, renewable energy, energy efficiency and industrial decarbonization with streamlined procedures and a clear framework in place until 2030. This support may take the form of grants, compensation for electricity costs, or competitive incentives for low-carbon technology projects. Similar incentives in regions where Ternium operates, not currently available, would help accelerate its decarbonization efforts.

- Development of necessary infrastructure: With electricity demand and supply projected to increase substantially in the coming years, it's critical that the grid is capable of managing both the scale and



DRI TOWER
During 2025, investments at the Pesquería Industrial Center continued. One of the first milestones in the DRI tower was the installation of the cooler, measuring 31 meters in height and 8.5 meters in diameter.

280
TONNES
IN WEIGHT

variability of power. Governments should establish clear frameworks for grid operators to facilitate timely investments and translate targets set to different sectors into specific regional capacities that can meet future requirements.

• **New regulatory frameworks:** Implementing carbon capture and storage (CCS) technologies require specific regulatory frameworks. In October 2024, Brazil enacted a law known as the Fuels of the Future Act, establishing for the first time a national legal framework for the capture, transport, and geological storage of carbon dioxide (CCS). Under this legislation, the National Agency of Petroleum, Natural Gas and Biofuels (ANP) is designated as the regulatory authority responsible

for authorizing and overseeing CCS activities, including granting renewable permits of up to 30 years for projects involving CO_2 capture and storage. The law also sets out monitoring, reporting, and control obligations for operators. Although secondary regulations are still required for its full implementation, the law represents a significant step toward providing legal certainty for CCS investments and projects in Brazil. In Mexico, regions with strong potential for CO_2 utilization and storage have been identified; however, comprehensive regulatory frameworks are still needed to enable the development of CCS projects.

• **Fair competition:** Given the disparity in actions among countries in addressing the challenge of climate change, it is essential for governments to support national industries that are making efforts to protect the environment. This stands in contrast to raw materials/goods coming from countries with less stringent environmental requirements. Defending these environmentally responsible products and industries promotes equitable competition and ensures that efforts made towards sustainability are recognized and rewarded.

▪ **Common emissions measurement methodologies:** Currently, there are various standards for carbon emission accounting and determining the carbon footprint of products. A common and interoperable industry standard would enable the comparison of steel products and empower consumers to make well-informed decisions.

▪ **Consumer preference:** Differential pricing for products manufactured with lower emissions would encourage investment and the development of new technologies.

▪ **Access to finance:** Commercial bank financing for green projects has grown exponentially over the past decade, with particularly strong momentum in Sustainability-Linked Loans. Europe and Asia — especially China — lead in volumes, while the United States and major global banks continue to drive market expansion. However, in emerging markets such as those where Ternium operates, there is still significant progress to be made. A key challenge lies in loan conditions: interest rates and banking terms are not always more favorable than those of conventional financing, which can create barriers for innovative projects.

RISKS

E1-2 / ESRS 2 IRO-1 AND IRO-2 / E1-3

According to Ternium's Risk Management Policy, climate-related risks are identified and assessed locally with the involvement of the environmental, industrial, planning, legal and risk management departments. All identified risks are categorized

in a matrix considering their overall impact and probability of occurrence. Risks are reviewed at least three times a year, and those classified as significant, very significant, or critical are analyzed in the Critical Risks Committee, chaired by the CEO. During these meetings, each business unit presents its mitigation plans, which are then approved by the committee.

Within its risk management framework, Ternium categorizes environmental risks into two main groups: climate-related risks and operational environmental risks.

Regarding climate-related risks, the company analyzes potential regulatory changes related to carbon pricing in the countries where Ternium operates, as well as evolving market trends, including increasing demand for products with defined carbon footprint thresholds. It also assesses technological developments, including the feasibility and timing of reconfiguring fixed assets to adapt to lower-carbon production pathways.

During 2021 and 2022, the company engaged an external consultant to assess the exposure of its assets to different events and provide a conclusion on the level of risk (Risk Index) considering the established preventive measures. The analysis considered exposure and vulnerability to five types of events: pluvial flooding, tropical cyclone, landslides, forest fires and droughts. Prediction models were based on Representative Concentration Pathways (RCP): 4.5 (intermediate) and 8.5 (extreme with very high GHG emissions) from the Intergovernmental Panel on Climate Change (IPCC) and covered the periods 2020 to 2039 and 2040 to 2059. The analysis concluded that the assessed events do not represent significant risks to Ternium's facilities, given the level of exposure and the mitigation and adaptation measures already implemented by the company across the scenarios and time periods analyzed.

In 2025, the company finalized the engagement of a dynamic online climate risk analytics platform to enable ongoing monitoring. The platform

CLIMATE CHANGE RISK ANALYSIS

RISK TYPE: TRANSITION

CLASSIFICATION	DESCRIPTION	EXAMPLES
Legislation	Changes in carbon pricing mechanisms or new laws could increase production costs and capital expenditures.	Current carbon pricing legislation, with varying scopes and coverage, has been implemented in Argentina, Brazil, Colombia and Mexico. • **Argentina:** The 2017 tax reform introduced a tax on certain fossil fuels, excluding natural gas and providing exemptions for other fossil fuels used as inputs in industrial processes, rather than for energy generation. • **Brazil:** The Brazilian Emissions Trading System (Sistema Brasileiro de Comércio de Emissões — SBCE) has been approved and is expected to regulate activities emitting more than 25,000 tons of CO_2e per year. This hybrid cap-and-trade system will include both regulated and voluntary markets, with implementation planned in five phases and economic effects expected by 2030. Secondary regulation is still pending. • **Colombia:** Natural gas for the steel industry is not covered by the fossil fuel tax. • **Mexico:** Natural gas is not covered by the national carbon tax. The final rules and regulations of the Emissions Trading System (Sistema de Comercio de Emisiones — SCE) are still pending, and the operational phase is expected to begin in the near term. In addition, certain states are considering imposing carbon emissions taxes in addition to the national carbon tax.
	Border adjustment mechanisms can entail additional compliance burdens, increased data collection costs, and, in certain cases, incremental cash outflows.	The Carbon Border Adjustment Mechanism (CBAM) establishes a system under which importers of carbon-intensive goods must pay an adjustment equivalent to the carbon price that would have been incurred had the product been manufactured within the European Union. As a result, companies are required to calculate, verify, and declare the carbon footprint of their products. These regulations are complex, evolving, and sometimes inconsistent, increasing compliance burdens, costs, and legal risks. The definitive phase, under which importers are required to purchase CBAM certificates, began in 2026, with the first surrender taking place in 2027.
Market	Changes in customer preference could impact the sales level.	• Shifts in customer preferences and failure to respond to stakeholders' demand for climate-related measures could adversely affect the ability or willingness of our customers or suppliers to do business with us, harm our reputation, erode stakeholder support and restrict or reduce access to financial resources. • The changing landscape could reshape market dynamics, thereby intensifying competitive pressures and increasing the demand for scale-up and commercialization of low-emission steel.
Technology	The development of new production technologies requires significant investment and scale-up of commercialization.	• Approximately 71% of the global steel industry relies on blast furnace technology (using coking coal as a reducing agent). Currently, there is no definitive solution to drastically reduce CO_2 emissions from this route, which is still necessary given raw materials and scrap availability as well as the technical characteristics of final products. • Increased likelihood of abrupt policy interventions as governments attempt to meet their environmental goals.

RISK TYPE: PHYSICAL

CLASSIFICATION	DESCRIPTION	EXAMPLES
Chronic	Changes in the water level of navigable channels hinder the provision of raw materials, increasing production costs.	In the last few years, low water levels at the Paraguay and Paraná waterways disrupted on several occasions the supply of iron ore from Brazil's iron ore mines in the Pantanal Region (Mato Grosso do Sul state) to Ternium Argentina, requiring from time to time the procurement of higher-cost iron ore from alternative sources and an increase of iron ore inventories.
Acute	Extreme weather events and natural disasters could affect business operations, the workforce markets, infrastructure, raw materials, and assets of companies.	• Extreme weather has disrupted Ternium's supply chain. In 2024, Hurricane Beryl affected vessel traffic at the Port of Brownsville, delaying slab supply to Mexico for about two months and impacting finished steel shipments. • Droughts in Monterrey, Mexico, affect the availability of drinking water for the community, so the company is continuously using alternative sources and making a more efficient use of this resource. • Heavy rains in Brazil and Argentina have hindered personnel access to facilities, limiting steel production.

evaluates both current and future exposure to physical climate risks under different climate scenarios. The analysis is performed at the asset level, using precise geographic coordinates for each site. For each location, it is possible to select the time horizon and the corresponding climate pathway (RCP scenarios reflecting different atmospheric CO_2 concentration trajectories).

The project consists of a detailed exposure analysis, followed by a virtual vulnerability workshop to assess each facility's level of preparedness and resilience, contrasting the modeled exposure results with the specific adaptive capacity of each site.

The study considers RCP 2.6 (climate protection scenario) and RCP 8.5 (business-as-usual scenario), consistent with IPCC AR5 and the Paris Agreement framework. It relies on regional climate models,

with greater granularity than the global models used in previous assessments, and uses 2022 as the baseline year.

During 2026, the assessment will cover 30 sites. The extreme events assessed through the platform include, among others, river floods, flash floods, extreme heat, strong winds, heavy precipitation and storm surges.

OPPORTUNITIES

Ternium is currently focused on developing a range of lighter steel products while maintaining durability and strength. In the renewable energy sector, the company supplies galvanized steel to manufacturers of support structures for solar panels in Mexico and Argentina. Furthermore, the hot rolling mill in Pesquería, Mexico, is equipped with technology that



**DRI-EAF
Construction**

Construction progresses at the DRI-EAF facility in Pesquería, a key project supporting Ternium's decarbonization roadmap.

enables the production of high-value-added steels for the automotive industry. For the construction sector, Ternium has designed a family of coated steels and sustainable insulation panels, combining environmentally friendly components and energy-saving solutions.

In 2025, Ternium generated approximately $161 million in sales across Mexico and Argentina from products used in renewable energy projects, electric vehicles, transportation solutions designed to reduce weight or increase capacity, and more environmentally friendly packaging alternatives.

Ternium also seeks to integrate climate change considerations into every aspect of its business. Ternium Mexico's green loan for the Pesquería project has been recognized with the "Sustainable Loan Deal of the Year" award at the GBM Awards:

Latin America & Caribbean 2026, an accolade that highlights financial transactions in the region that consistently integrate sustainability criteria. The transaction was structured as a corporate green loan and received a Medium Green second party opinion (SPO) from S&P, affirming its alignment with the Green Loan Principles and acknowledging the project's significant contribution to reducing GHG emissions. This award underscores Ternium's commitment to advancing sustainable finance and reinforces the role of integrated sustainability practices in supporting the company's transition to lower-carbon operations.

2025 PERFORMANCE

In 2025, Ternium's CO_2e emission intensity rate for hot-rolled steel (Scopes 1, 2 and 3, category 1 and 10) under the GHG Protocol methodology was 2.24 tons of CO_2e per ton of hot-rolled steel equivalent. This was 4% lower than the intensity rate of 2024 (2.33 tCO_2e/tHReq).

Throughout the year, the company continued advancing its decarbonization projects while capturing the benefits and emissions reductions achieved through initiatives already implemented:

- Renewable energy: The wind farm in Olavarría, Argentina, was fully operational in 2025. The facility comprises 22 turbines, each with a capacity of 4.5 megawatts, for a total installed capacity of 99 megawatts. In 2025, it generated 434 GWh, enabling Ternium Argentina to replace approximately 90% of the electricity previously purchased from the national grid. In addition, since January 2025, renewable electricity from a solar power facility has been supplying the Ipatinga plant.

- Utilization of low CO_2 emission technologies: Construction of the steel mill in Pesquería (Mexico), based on DRI-EAF technology. The project incorporates the use of renewable energy, CO_2 capture, and the potential transition from natural gas to green hydrogen in the DRI module when economically feasible. Commissioning is expected in early 2027.

- CO_2 capture and usage: During 2025 the company captured and sold 265 thousand tons of CO_2, equivalent to the annual CO_2 emissions of 58 thousand gasoline-powered passenger vehicles, according to the United States Environmental Protection Agency (EPA). This helps prevent emissions in other industries, such as carbonated beverages and chemicals. Given the positive experience in Mexico, studies are underway for CO_2 capture and usage at our facilities in Rio de Janeiro, Brazil.

GHG EMISSIONS INTENSITY UP TO HOT ROLLED [1]
GHG METHODOLOGY



(1) Values include Usiminas

CO_2 CAPTURED AND SOLD TO THIRD PARTIES - MEXICO
THOUSAND TONS



TERNIUM'S DECARBONIZATION PROJECTS

PROGRESS DURING 2025

INITIATIVES	PROGRESS DURING 2025
 **Energy Efficiency initiatives**	• **Argentina:** Technological upgrade of the calorimeter at the hot rolling mill in San Nicolás to improve the combustion efficiency of process gases. In addition, the Industrial Services area achieved ISO 50001 certification. Projects to modernize lighting systems also continued throughout the year. • **Ternium Brasil:** The regenerator project is currently underway and is expected to increase blast furnace hot blast temperature by more than 100°C, further optimizing the consumption of fossil-based reducing agents. Initiatives were also implemented to automate the recovery, utilization and distribution of steelmaking gases using advanced Artificial Intelligence techniques, maximizing the use of residual process energy. • **Usiminas:** The adaptation of auxiliary burners to stabilize combustion at one of the power plants was completed, resulting in an approximate reduction of 1,694 m³/h in natural gas consumption and maximizing the utilization of Blast Furnace Gas, in line with economic feasibility considerations. • **Mexico:** An individual burner calibration project is ongoing in the hot rolling mills at the Guerrero, Apodaca and Puebla facilities, enabling improved combustion control and greater energy efficiency. Lighting system modernization projects also continued.
 **Scrap in the metallic mix**	Efforts at BF-BOF route focused on increasing the share of scrap in the metallic mix. In 2025, a total of 3.1 million tons of scrap were used across all facilities.
 **Renewable energy**	• **Argentina:** The Vientos de Olavarría Wind Farm is already replacing around 90% of the electricity previously purchased from the grid (Installed Capacity: 99 MW). Progress is also being made on the installation of the small-scale solar park at San Nicolás site in Argentina, with expected completion in 2026. • **Mexico:** Analysis of different renewable energy supply alternatives. Small-scale solar parks (<1 MW) have been commissioned at Industrial and Commercial Service Centers in Apodaca, Mexico. • **Usiminas:** Renewable energy supply commenced through a solar park located in Minas Gerais, enabling the delivery of approximately 30 MW on average of electricity from renewable sources to the Ipatinga facility.
 **Carbon Capture and Usage**	• **Mexico:** Signed agreement for the commercialization of a portion of the CO_2 to be captured at the new Direct Reduction Plant in Pesquería. • **Ternium Brasil:** Pre-feasibility studies are ongoing for Carbon Capture and Geological Storage (CCS) of CO_2 emissions from the Rio de Janeiro plant.
 **Low carbon technologies**	• **Mexico:** Construction is underway of the new steelmaking facility in Pesquería, based on Direct Reduced Iron and Electric Arc Furnace (DRI-EAF) technology. • **Argentina:** Analysis of alternatives to adapt the BF-BOF technology to one with lower emissions.
 **Alternative raw materials-biomass**	Identification of sustainably certified charcoal suppliers and exploration of potential development opportunities through strategic and synergistic partnerships.

- **New raw materials for use in blast furnaces:** The company is actively exploring the partial replacement of coal in its facilities in Argentina and Brazil (Rio de Janeiro and Ipatinga facilities). It conducted successful pilot and industrial tests for the use of various types of charcoal derived from biomass and forestry as a substitute for mineral coal in the coking facilities at its steelmaking sites. Efforts are now underway to identify charcoals with sustainable certification at a competitive price.

Implementation of systems for GHG inventory management and calculation

As part of Ternium's GHG management system, the company has an online platform to calculate GHG emissions using the carbon balance approach outlined by the GHG Protocol methodology. This system allows us to manage emissions at the process line level across all our operations, improving transparency and accuracy in our calculations and facilitating the successful verification of our inventory by an external third party for the fifth consecutive year. The company continues to advance the systematization of its products carbon footprint calculations.

Furthermore, as part of our sustainable sourcing practices and efforts to improve the accuracy of Ternium's corporate GHG emissions inventory, we are actively collecting data on the emissions intensity of raw materials and steel purchased from third parties. This initiative strengthens our Scope 3 emissions assessment and helps identify key suppliers for further engagement. As a result of the 2025 campaign, 67% of scope 3 emissions from raw materials and steel purchases were calculated using specific supplier data.

It is worth noting that significant work remains for the industry to establish common criteria for measuring the different categories of Scope 3 emissions. Worldsteel is actively working on updating Scope 3 emission factors. For example, in 2025, it updated its emission factors for aluminum

and ferroalloy production and included upstream methane emissions from natural gas and coal production within its expanded boundary. Ternium has already updated some Scope 3 emission factors, but we anticipate that initiatives like these could impact Scope 3 data in the future.

ENERGY MANAGEMENT

Ternium is committed to improving its environmental and energy management systems. The company operates with the aim of achieving a circular economy and minimizing CO_2 emissions through efficient energy management.

Ternium's power plants in Brazil and Argentina reuse recovered residual gases from iron and steel production processes, such as blast furnace gas (BFg),



ENERGY INTENSITY
PER TON OF CRUDE STEEL



Energy intensity

Data from 2025 onward include Usiminas.

basic oxygen furnace gas (BOFg), and coke oven gas (COg), as well as residual heat from coke production.

Ternium's power plant in the Rio de Janeiro facility in Brazil has an installed capacity of 490 MW. It supplies energy to the steelmaking production process and sells approximately 40% of the electricity generated to the national grid and private off-takers. Additionally, the company is reducing its natural gas consumption in Brazil by using biomethane obtained from urban solid waste. The substitution rate of fossil natural gas with biomethane was around 16.5% in 2025, making it a flexible and renewable energy source.

In the case of Usiminas, a portion of its electricity demand is met through on-site generation using process gases and natural gas at its thermoelectric power plant, which has an installed capacity of 130 MW. Since 2025, the Ipatinga site has sourced approximately 20% of its purchased electricity from renewable sources, contributing to lower Scope 2 emissions.

In Argentina, the company uses process gases to generate electricity, which partially cover its needs, with an installed capacity of 108 MW. This is complemented by a wind farm located in Olavarría, Buenos Aires Province, with a nominal capacity of 99 MW that has been fully operational since mid-2025, generating 434 GWh by year-end. This output increased the share of electricity demand covered by self-generation, significantly reducing purchases from the national grid.

In Mexico, Ternium contracts the supply of electricity to Techgen, a combined-cycle power plant owned in partnership with Tenaris and Tecpetrol. Of Techgen's 900-megawatt capacity, Ternium purchases 78% for its own use and sells the surplus to the Mexican market. The use of electricity from Techgen represents a reduction in Ternium's scope 2 market-based emissions compared to using electricity from the national grid. Additionally, in 2025 Ternium acquired, through Techgen, clean energy certificates equivalent to almost 10.6% of its electricity consumption in Mexico.

Energy efficiency plays a vital role in decarbonization efforts, as electricity consumption from fossil sources is directly related to greenhouse gas emissions. Additionally, reducing electricity consumption leads to economic savings and, depending on the project, an improvement in overall productivity. In 2014, the company launched a comprehensive energy efficiency program to identify and implement energy-saving opportunities. Since then, the program has expanded and is reviewed annually in light of the latest technological advancements and market best practices, with more than 770 improvement initiatives implemented by the end of 2025.

In support of these efforts, Ternium maintains an energy management system certified under ISO 50001, reinforcing its systematic approach to continuous improvement in energy performance. Currently, the Guerrero, Puebla, and Pesquería plants in Mexico, the Rio de Janeiro plant in Brazil, and the San Nicolás plant in Argentina hold this certification. For further details, please refer to Annex 2: ISO Certifications of this report.

Looking ahead, Ternium aims to source 40% of its purchased electricity from renewable sources by 2030 for operations up to the hot rolling process.

ENVIRONMENTAL RESPONSIBILITY IN OPERATIONS

SUSTAINABLE DEVELOPMENT GOALS











6 CLEAN WATER AND SANITATION
8 DECENT WORK AND ECONOMIC GROWTH
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
14 LIFE BELOW WATER
15 LIFE ON LAND

GOALS & ACTIONS

2025 KPIs

GOALS

- To prevent pollution at the source, minimizing the impact of the company's operations on the environment.
- To make efficient use of resources.
- To minimize water withdrawal in water-stressed areas.
- To promote circular economy and develop new markets for steelmaking co-products.
- To preserve biodiversity within the company's area of influence.
- To incorporate environmental factors into all company decisions.
- To promote environmental stewardship within our industry and throughout our value chain.
- To raise environmental awareness among our employees and the communities in which we operate.

ACTIONS

- Execution of the 2020–2030 Environmental Investment Plan totaling $757 million (including Usiminas).
- Implementation of enhanced environmental monitoring and technological solutions to improve environmental management.
- Design of facilities and processes with a water stewardship approach, including closed-loop water systems and prioritization of treated wastewater use.
- Promotion of alternative uses for co-products generated during the steelmaking process.
- Certification of environmental management systems under ISO 14001 across major facilities.
- Alignment of environmental procedures and management practices across all Ternium's production sites.

$58
MILLION INVESTED
IN ENVIRONMENTAL
PROJECTS

100%
OF CRUDE STEEL
PRODUCED
IN ISO 14001 CERTIFIED
FACILITIES

99.6%
OF EMPLOYEES
AND CONTRACTORS
WORKING AT ISO 14001
CERTIFICATED FACILITIES

99.2%
OF MATERIAL EFFICIENCY
(MATERIAL CONVERTED
INTO PRODUCTS
& CO-PRODUCTS)

GOVERNANCE

ESRS 2 GDR-P / GOV-1 / GOV-4

Environmental matters are embedded within Ternium's governance and management framework. Oversight of environmental performance is exercised at multiple levels. Environment, Health and Safety (EHS) teams monitor environmental performance monthly, reviewing key indicators, regulatory compliance, incidents and mitigation actions. Environmental topics are also integrated into regular industrial and business performance reviews at both local and corporate levels. Finally, the Board of Directors is informed on a quarterly basis about any environmental incidents that could affect surrounding communities or potentially impact on Ternium's reputation or operations.

Ternium has integrated its Environment and Health & Safety functions to strengthen risk management and ensure a coordinated approach to operational controls. Both areas are led by the Chief Environment, Health & Safety Officer, who is responsible for defining environmental strategy, supervising implementation and monitoring compliance across operations.

Environmental risks and corresponding mitigation measures are integrated into the company's risk management system. Risks are initially identified at the local level and subsequently consolidated into a unified



OUR STRUCTURE

ENVIRONMENTAL GOVERNANCE

BOARD OF DIRECTORS

CHIEF EXECUTIVE OFFICER (CEO)

EHS (ENVIRONMENTAL, HEALTH AND SAFETY)

MEETINGS
Monthly

PARTICIPANTS
Chief EHS Officer (CEHSO) and EHS teams

ACTIVITIES
- Review environmental events that may have occurred in the period
- KPI analysis
- Review progress on critical environmental issues, such as obtaining permits from authorities and project advancements

INDUSTRIAL AND BUSINESS PERFORMANCE

MEETINGS
Monthly reviews

PARTICIPANTS
Regional Presidents, Industrial areas, Commercial areas, Chief EHS Officer (CEHSO), EHS teams

ACTIVITIES
- Review environmental events that may have occurred in the period
- KPI analysis
- Review progress on critical environmental issues, such as obtaining permits from authorities and project advancements

CRITICAL RISKS COMMITTEE (CRC)

MEETINGS
At least three times a year

PARTICIPANTS
The composition of the Critical Risks Committee (CRC) is described in detail in the chapter "Corporate Governance" of this Report

ACTIVITIES
- Identification and assessment of risks
- Follow up of mitigation and action plans
- Presentation of critical risks report to the Board of Directors (once a year)

This diagram is intended for illustrative purposes only and does not represent all regional variations. The frequency, format and participants of local meetings may differ across locations.

risk matrix at the corporate level. Risks classified as critical are reviewed at least three times per year by the Critical Risks Committee, which oversees mitigation plans and follow-up actions. Further information on the company's risk management framework and the role of the Critical Risks Committee is provided in the Corporate Governance chapter.

Ternium's Environmental and Energy Policy establishes the principles governing environmental protection, energy management and resource efficiency. The policy provides the framework for the company's Environmental Management System (EMS), which defines roles and responsibilities, operational controls, monitoring mechanisms

and continuous improvement processes aimed at preventing pollution, reducing emissions and minimizing environmental impacts.

The EMS supports compliance with applicable environmental laws and regulations in all jurisdictions where the company operates. It encompasses mining and steel production facilities excluding service and distribution centers. By the end of 2025, 21 of Ternium's 22 steel production and processing facilities were certified under ISO 14001, including selected service centers under multi-site certification. In addition, the Aquila site, the Tecomán transfer station, the Alzada pelletizing facility and the Palomas mine hold ISO 14001 certifications. The ISO 14001 certification process involves an external audit that verifies that a facility has implemented an effective Environmental Management System (EMS) to identify, manage, and monitor its environmental impacts, and to ensure its continuous improvement in compliance with applicable regulations.

"Our environmental management system is grounded in strict compliance with local regulations and continuous improvement. While operating across different countries requires aligning diverse regulatory frameworks, we are committed to working toward harmonizing procedures and ensuring consistent environmental performance across all our operations."



MARINA CHIESA
CHIEF ENVIRONMENT,
HEALTH AND SAFETY
OFFICER

STRATEGY

Ternium's environmental operations strategy is implemented through a structured management framework designed to ensure consistent procedures, risk mitigation and continuous improvement across all operations. The main components include:

▪ Harmonization of environmental procedures: Establishment of harmonized environmental procedures across all sites under Ternium's operational control to ensure consistent implementation of policies, procedures and controls.

▪ Environmental Management System (EMS): Development and continuous improvement of a unified EMS aligned with internationally recognized standards, facilitating certification processes and ensuring systematic monitoring and control of environmental impacts.

▪ Audit and assurance processes: Periodic internal and external audits to assess compliance with regulatory requirements, verify adherence to internal procedures and identify opportunities for preventive and corrective actions.

- **Integrated incident management:** Implementation of a fully integrated environmental event reporting and investigation system, aligned with the Health and Safety Management System, to ensure timely response, root cause analysis and the development of action plans to prevent and mitigate environmental impacts.

- **Environmental data governance:** Strengthening of the environmental data management system, including digitalization and online monitoring tools, to enhance data accuracy, traceability and reliability for internal decision-making and external reporting.

- **Capital allocation for environmental performance:** Execution of a ten-year investment plan aimed at improving environmental performance and reducing operational impacts. In 2025, environmental investments totaled $58 million, including projects that are part of the 10-year plan as well as additional environmental initiatives.

- **Application of Best Available Techniques (BAT):** Integration of BAT assessments into investment projects to prevent pollution, minimize environmental impacts and, where feasible, achieve performance levels beyond local regulatory compliance.

- **Product environmental performance:** Periodic update of Life Cycle Assessments (LCA) and Environmental Product Declarations (EPD) to ensure transparency regarding product-related environmental impacts.

- **Training and awareness:** Inclusion of environmental topics within Ternium University's curriculum to strengthen employee awareness and competencies. By the end of 2025, 96% of Ternium's workforce (excluding Usiminas) has received environmental training.

- **Industry engagement:** Active participation in environmental committees, industry groups and local associations, such as CANACERO (Mexico), Aço Brasil (Brazil), Alacero (Latin America) and worldsteel, to contribute to the development of industry best practices and remain aligned with evolving international standards. For more information, please refer to Annex 3, "Engagement with Business Associations and Chambers," of this Sustainability Report.

To further strengthen environmental protection as a core operational pillar, the company is adapting local programs to incorporate environmental performance criteria. For example, the "Natural High-Performance Teams" initiative in Mexico, which recognizes and rewards operational improvement projects developed by cross-functional teams, has incorporated environmental objectives into its evaluation process since 2023.

PERFORMANCE

The following section describes Ternium's approach to managing the different environmental aspects of its production processes, the projects executed or initiated between 2020 and 2025 as part of the 10-year investment plan, and the performance achieved during 2025.

96%
OF THE WORKFORCE
TRAINED ON ENVIRONMENTAL
TOPICS UP TO 2025
(EXCLUDING USIMINAS)

$58
MILLION
INVESTED IN ENVIRONMENTAL
PROJECTS DURING 2025

Water management

ESRS E3

Water is an important resource in the steel industry primarily for cooling equipment at steelmaking processes and power generation activities. It is also used for the abatement of air emissions from processes (such as particulate matter, pickling acids, and other compounds), as well as for air quality control in raw material storage yards and during feed handling in primary processes.

Recognizing water as a key resource, Ternium addresses water management within its environmental management system. The company applies a site-specific approach that considers local hydrological conditions, regulatory requirements and water stress levels in the areas where it operates.

Water-related impacts, risks and opportunities are assessed at the facility level and incorporated into operational planning and investment decisions. In areas exposed to high or extremely high-water stress—as defined by the World Resources Institute (WRI) Water Risk Atlas (Aqueduct 4.0)—the company increases water reuse, the use of alternative water sources such as wastewater and the implementation of closed-loop systems, as seen at the hot rolling mill in Pesquería, Mexico, among others.

In 2025, total water withdrawal amounted to 862 million m³, including mining, steelmaking, downstream processing and electricity generation. Of this total, only 2% corresponded to operations located in areas classified as high or extremely high-water stress. The largest share of water intake was associated with power generation in Argentina and



WATER REUSE AT TERNIUM BRASIL

At Ternium Brasil, almost all treated water is reused. Some of its applications include spraying slag processing yards, blending areas, steel aggregate facilities, raw material yards and roads.



WATER QUALITY MONITORING | All facilities monitor discharge water quality using physicochemical and bacteriological parameters to ensure compliance with local regulations.

Brazil (which are not located in areas of high-water stress), where substantially all withdrawn water is returned to the original source after the necessary treatment.

Excluding power generation, water withdrawal for steelmaking and downstream processes was considerably lower, totaling 226 million m³, of which 9% occurred in high or extremely high-water stress areas (Mexico).

Prior to discharge, water is cooled and treated. All facilities monitor discharge water quality using physicochemical and bacteriological parameters to ensure compliance with local regulations. As most water is returned to the source, total water consumption—defined as water not returned to the source and primarily attributable to evaporation losses—represented only 9% of total withdrawal in 2025.

Regarding management tools, the company operates a centralized platform that enables monthly monitoring of key performance indicators related to the volume of water withdrawal, reuse, consumption and discharge across all mining, steelmaking and downstream processing sites.

The company continually invests in improving water recirculation systems, as well as wastewater and effluent treatment facilities. Between 2020 and 2025, Ternium has invested $90 million in the topic (including Usiminas from 2025).

Argentina

Key initiatives for the period 2020-2025 in Argentina included the consolidation at the San Nicolas facility of effluent discharge flows by channeling and pumping the majority of the effluents to a single sedimentation unit, strengthening water quality management through a new centralized final treatment facility and its corresponding monitoring and control scheme. Also, the installation of sedimentation ponds with flow equalization, oil removal and sludge dewatering systems, and a runoff treatment plant for the raw materials and co-products yards enabling solids recovery and reuse. Additionally, the company implemented acidity control of the steel shop effluents and sludge dewatering systems at the steel shop water treatment plant.

Moreover, effluent channeling works at the Ensenada facility improved operational control and environmental management.

Ternium Brasil

During the 2020–2025 period, the main investments were focused on rainwater channeling systems aimed at enabling water reuse for different purposes within the site, mainly for sprinkler systems used to control fugitive emissions in the coproducts and raw materials yards. Additionally, several projects were carried out to strengthen the treatment system and ensure effluent quality, including the implementation of alkalinity treatment for discharges generated from slag treatment processes.

The company also implemented an advanced online monitoring system to optimize water balance management and improve operational efficiency, including the remote operation of the Effluent Treatment Plants (ETPs) located at the co- products yards. In 2025, 86% of wastewater was reused after treatment at the main wastewater treatment plant. Furthermore, the facility achieved a significant milestone in water management by reaching the lowest total water withdrawal level of the past five years: 3 m³ per ton of crude steel, excluding water intake for the power plant. The main drivers behind this performance included the implementation of the already mentioned monitoring system, as well as the optimization of pressure set points to maximize the distribution of reused water.

Usiminas

Some of the water-related initiatives implemented during 2025 include the deployment of an online



MEXICO WATER INTAKE
STEELMAKING FACILITIES WITH STEEL SHOPS

■ Subsurface - renewable
■ Third party - Sewage
■ Reused
● Water intensity per ton of crude steel (intake and reused)

monitoring system for physicochemical effluent quality parameters, with eleven monitoring stations installed across the Ipatinga site. Additionally, drainage blockages were installed in coal and coke stockpile yards to prevent the improper discharge of runoff containing particulate matter into the stormwater system during heavy rainfall events, ensuring that these flows are redirected for appropriate treatment. Furthermore, the first emergency response drill was conducted to address potential scenarios involving the catastrophic failure of the Lagoa da Anta dam.

Mexico

Over the years, Ternium has promoted the use of alternative water sources— particularly wastewater treated by third-party providers or at its own facilities —as part of its strategy to mitigate water-related risks and reduce usage of freshwater. In 2025, treated wastewater accounted for 51% of total water

At the Pesquería facility,

91% of total water supply was sourced in 2025 from treated wastewater, significantly reducing reliance on groundwater withdrawal.

withdrawal at Ternium's Mexican steel facilities and 40% including also mining. At the Pesquería facility, 91% of total water supply was sourced from treated wastewater, significantly reducing reliance on groundwater withdrawal in a region exposed to high water stress.

In Mexico, water use intensity for 2025 was 3.2 m³ per ton of crude steel (including reused water and water used for downstream process at integrated facilities), reflecting ongoing process optimization, increased recirculation rates and enhanced water recovery systems.

Air quality management
ESRS E2

Steel production—whether produced through blast furnace or electric arc furnace processes—involves the transport, storage, handling, heating and transformation of large volumes of raw materials. These activities can lead to air emissions, mainly including particulate matter (PM), sulfur dioxide (SO_2), and nitrogen oxides (NOx), as described by worldsteel.

Ternium manages air emissions within its environmental management framework with the aim of minimizing emissions at the source and ensuring compliance with applicable local regulations. Some of the main actions include implementing source-reduction initiatives, improving process gas treatment systems, conducting preventive maintenance activities, and continuously upgrading monitoring systems as technologies evolve. In this regard, we are progressing with the implementation of Environmental Monitoring Centers at our main steel production facilities to enhance real-time emissions control and improve operational responsiveness.

Between 2020 and 2025, Ternium has invested $262 million (including Usiminas from 2025) in the topic.

Argentina
In Argentina, environmental projects related to emissions were focused on coke plant, sinter plant and steel shop operations.

Among the most relevant actions was the increase in dust collection capacity at the San Nicolás steel shop through the revamping of the entire collection system, including vertical ducts and flow control. Additional improvements included the modernization of the electrostatic precipitator at the sinter plant, enhancing the capture of particulate matter from process gases and the upgrade of the blast furnace extraction system, through optimized suction pathways. Further initiatives comprised the installation of new igniters in the coke oven batteries to ensure the proper combustion of emitted gases.

Ternium Brasil

At the Rio de Janeiro facility in Brazil, environmental projects related to air emissions were primarily focused on coke plant, sinter plant and steel shop operations.

Among the main initiatives was the modernization of dust suppression systems in the by-products yard and blending yard, incorporating the use of reused water. In this context, an Automatic Fugitive Particulate Matter Emissions Monitoring Network (RAMP) has been implemented, enabling the real-time identification of potential wind-driven emissions through continuous measurements and meteorological variables. This information is used to automatically activate spraying systems, optimizing emissions control and mitigation.



ADVANCED DUST EXTRACTION SYSTEM
State-of-the-art fume and dust extraction system are installed to capture emissions generated during the steel melting process.

Additional measures included the modernization of the blast furnace cast house dedusting system, as well as the revamping of the sinter plant electrostatic precipitator, with the aim of increasing particulate matter capture efficiency. Furthermore, progress was made on the coke plant secondary dedusting project through the replacement of the coke oven battery exhausters, strengthening fugitive emissions control in the coke-making process.

Ternium Brasil has also strengthened its air quality monitoring framework through the introduction of an intelligent real-time alarm system, the installation of 360° cameras to support data correlation and root cause analysis, and the replacement of gas analyzers at three monitoring stations.

Usiminas

At Usiminas, strong emphasis has been placed on leveraging advanced technologies to reduce diffuse particulate emissions and enhance air quality management. In recent years, a key milestone has been the development of an artificial intelligence system in steelmaking converters, using sound and image analysis to anticipate reactions during oxygen blowing and proactively minimizing emissions; this cutting-edge solution, currently in the training and validation phase, represents a step change in operational control. In parallel, improvements were introduced to the blast furnace gas (BFG) cleaning system, including enhanced electrostatic precipitation efficiency, contributing to better combustion performance and lower particulate emissions.

IN GUERRERO, MEXICO

STRENGTHENING AIR QUALITY MONITORING THROUGH ADVANCED SENSOR TECHNOLOGY

As part of its continuous improvement efforts in air emissions management, Ternium enhanced air quality monitoring technology at its Guerrero facility in Mexico.

The site implemented a sensor-based air quality monitoring system connected to an online platform that enables advanced data analytics and real-time data transmission. A total of 14 monitoring stations were installed across the Guerrero facility and surrounding perimeter areas. The system operates through solar-powered stations and includes particulate matter (PM) sensors, gas sensors, and integrated environmental sensors for temperature, humidity, atmospheric pressure, dew point, and wind speed.

This system strengthens operational responsiveness, improves environmental oversight, and supports data-driven decision-making.



Mexico

In Mexico, the environmental investments related to air emissions were focused on raw material transportation, storage yard operations, and the direct reduction iron and steelmaking processes.

Among the projects implemented or initiated in recent years are the upgrade of the direct reduction iron handling system, the construction of a dedicated dome facility for pellet handling, and the sealing of steel shop and caster building façades to mitigate fugitive emissions at the Guerrero facility. In Ternium's mining operations, a new sulfur flotation system was also implemented to reduce sulfur content in iron ore and minimize potential environmental impacts associated with its subsequent processing and use.

Material efficiency and recycling
ESRS E5

Given the inherent properties of steel it can be recycled repeatedly without loss of quality or performance. This characteristic underpins Ternium's approach to resource efficiency and circular economy management across its operations.

All steel scrap generated internally is recycled back into the production process. In addition, Ternium sources post-consumer and pre-consumer scrap from external processors and collection companies. In 2025, the company recycled 3.1 million tons of steel scrap for the production of new steel, directly reducing the need for raw materials.

Beyond scrap recycling, Ternium applies systematic material recovery practices to minimize waste generation and improve resource efficiency. Fines from raw materials (iron ore, coal, coke, lime and dolomite), as well as dust and sludge from effluent treatment systems, are recovered through sintering and briquetting processes and reincorporated as secondary raw materials.

The company also manages co-products generated during steelmaking — including blast furnace slag, steel shop slag and process-related chemical substances — ensuring their valorization either internally or through commercialization to other industries. Granulated blast furnace slag is supplied to the cement industry as a clinker substitute, contributing to lower energy demand and reduced emissions in downstream applications. Steel shop slag is used in road construction, replacing virgin aggregates. In Mexico, electric arc furnace dust and slag, together with mill scale from hot rolling operations, are transformed into MIX ROCK® and other mixes, a registered co-product used primarily in cement manufacturing.

The company also uses process gases generated during the processing of metallurgical coal in the Blast Furnace route to generate co-products. In San Nicolas and Ipatinga facilities, Ternium treats these gases and

99.2%
MATERIAL EFFICIENCY
WAS ACHIEVED AT TERNIUM'S STEELMAKING FACILITIES IN 2025.

produces chemical products such as tar and benzol, which are sold to third parties.

As a result of these initiatives, Ternium achieved a material efficiency rate of 99.2% in its steel operations in 2025, with 7.2 million tons of co-products and recovered materials either reused internally or supplied to other industries.

Through this integrated approach, the company advances circularity within its operations while contributing to resource efficiency across the steel value chain.

Life Cycle Assessment and Environmental Product Declarations

Ternium applies Life Cycle Assessment (LCA) methodologies to evaluate the environmental performance of its steel products across their full life cycle, supporting a resource-efficient and circular approach to production. LCAs are conducted in accordance with ISO 14040 and ISO 14044 standards and provide a structured assessment of material and energy inputs, emissions and other environmental impacts along the value chain.

STEEL RECYCLING AND CIRCULARITY

SCRAP AS A KEY RAW MATERIAL

Given the inherent properties of steel it can be recycled repeatedly without loss of quality or performance. Therefore, scrap is a key raw material in the production of new steel, helping reduce the use of natural resources, energy consumption, and GHG emissions, while supporting a more efficient and sustainable circular economy.

3.1
MILLION TONS
OF STEEL SCRAP RECYCLED IN 2025

21%
OF RECYCLED CONTENT
PER TON OF CRUDE STEEL IN 2025


RAW MATERIAL EXTRACTION
CO-PRODUCTS AND RECOVERED GASES
SLAG
Used in cement production, road bases, aggregates and soil improvement.
PROCESS GASES
Reused as fuel or for energy generation.
DUST AND SLUDGE
Recycled internally- iron recovery- or used in other industries.
STEEL PRODUCTION
PRE-CONSUMER SCRAP
MANUFACTURING OF PRODUCTS FOR CONSUMERS
STEEL RECYCLING
POST-CONSUMER SCRAP
USE OF PRODUCTS until the end of their useful life/replacement

In 2025, LCA reporting conducted through worldsteel's (WSA) LCA programme covered 98% of the company's crude steel production, enabling identification of impact hotspots and opportunities to improve material efficiency and reduce resource intensity. Ternium participates in worldsteel's LCA programmes to ensure methodological consistency and sector comparability.

To enhance product-level transparency, the company has developed seven Environmental Product Declarations (EPDs) for selected product families manufactured in Mexico. These EPDs disclose verified

environmental performance indicators, including carbon footprint and other relevant impact categories and are publicly available on the company's website. During 2025, the company updated three of these declarations.

Through the integration of life cycle thinking into product assessment and disclosure, Ternium strengthens transparency, supports informed customer decisions and advances continuous improvement in resource efficiency across the value chain.

Biodiversity endeavors

Ternium recognizes biodiversity as a key component of responsible environmental management and integrates biodiversity considerations throughout the full life cycle of its projects. Potential impacts on ecosystems and species are assessed at the planning stage, addressed during construction and operational phases and managed through restoration and closure plans, particularly in activities such as mining where land use transformation may occur.

In addition, Ternium collaborates with local communities, academic institutions and research organizations to support external initiatives aimed at protecting ecosystems and conserving species at risk of extinction in the regions where it operates. Through this combined approach, the company seeks to contribute to the preservation and recovery of biodiversity while maintaining responsible industrial development.

Some of the main biodiversity initiatives implemented across the countries where the company operates are presented below:

Argentina
The wind farm in Argentina was constructed in 2024 and commenced operations in 2025. Prior to construction, Ternium conducted a baseline assessment of flying fauna that could potentially be affected by the project, with a focus on species classified as globally threatened according to the criteria of the International Union for Conservation of Nature (IUCN).

WASTE DESTINATION & REUSED MATERIALS AND CO-PRODUCTS GENERATED
MILLION TONS



Waste directed to disposal
Waste diverted from disposal
Recovered materials and co-products generated

Monitoring activities continued in 2025 to assess potential impacts and support adaptive management. These activities included monitoring bird and bat flight patterns and behavior, tracking vegetation and soil conditions to identify potential erosion or the spread of invasive species, controlling noise and vibration levels through stations located in sensitive areas, and conducting hydrological monitoring to verify that underground flows and recharge processes remain unaffected.

These actions are intended to anticipate cumulative impacts and support the environmentally sustainable operation of the wind farm.

Ternium Brasil

As part of its biodiversity management approach, Ternium partners with the Federal University of Rio de Janeiro (UFRJ) and the Boto Cinza Institute to support long-term research on marine ecosystems in Sepetiba and Ilha Grande Bays, areas influenced by its operations.

The initiative focuses on the grey dolphin (*Sotalia guianensis*), a key species in the local marine ecosystem, while also generating data relevant to other cetaceans. The first phase of the project (completed in 2022) assessed population and chemical ecology and produced scientific evidence on whale habitats that contributed to the revision of navigation routes to reduce collision risks.

In 2025, the project advanced into a second phase, expanding research on species health, ecology and conservation status. Studies now include the detection of compounds associated with personal care products (such as pharmaceuticals and UV filters), monitoring of viral pathogens relevant to ecosystem and public health (including Cetacean *Morbillivirus* and *Papillomavirus*), and the analysis of progesterone levels to assess female reproductive status. Research also covers spatial ecology, behavior and diving patterns of dolphins and whales.

The initiative integrates scientific monitoring with community engagement. Environmental education programs are conducted with students and teachers from public schools in Santa Cruz and Sepetiba,

The Wildlife Rescue Program preserved more than 16,800 native plants and rescued and relocated 50 animals, supporting local biodiversity conservation prior to construction of the steelmaking site at Pesquería, Mexico.

promoting marine conservation awareness with the grey dolphin as a flagship species.

Usiminas

The company manages several green areas and conservation initiatives aimed at protecting biodiversity and supporting ecosystem restoration in Brazil. Around the Ipatinga facility, the company maintains a 249-hectare industrial belt and surrounding green area, where 7,000 seedlings were planted in 2025 to support the expansion, conservation, and preservation of these spaces. The company also oversees two Private Natural Heritage Reserves (RPPNs) in the Vale do Aço region. The Usipa RPPN, located in Ipatinga and covering more than 200 hectares, was established through an agreement with the Minas Gerais Public Prosecutor's Office (MPMG) and is recognized for its ecological relevance. The reserve includes a Seedling Nursery that supplies plants for environmental conservation and restoration initiatives in the region. The Lagoa

ECOSYSTEM RESTORATION PARTNERSHIP
RESTORING UANL'S "BOSQUE ESCUELA"

The Bosque Escuela is an ecological restoration and environmental conservation project developed jointly by Ternium and the Universidad Autónoma de Nuevo León (UANL). The initiative was designed to rehabilitate 233 hectares in Iturbide, Nuevo León, affected by a wildfire in 2021. The project was completed in September 2025.

The restoration program included large-scale reforestation with native species, construction of a firebreak to reduce wildfire risk, implementation of erosion control works and check dams ("presas de morillo"), installation of perimeter fencing to protect restored areas, and rehabilitation of a plant nursery with a production capacity of 20,000 plants per year.

As of November 2025, monitoring activities indicated a plant survival rate of approximately 91%, reflecting the effectiveness of the restoration design and ongoing management practices.

Through this initiative, Ternium contributes to ecosystem resilience, supports the recovery of native vegetation and promotes long-term environmental stewardship in the region.

All planned restoration targets were fully achieved, including:

69,063 NATIVE TREES PLANTED	**32,000 m²** OF FIREBREAK ESTABLISHED	**29,744 m** OF EROSION CONTROL WORKS IMPLEMENTED
707 CHECK DAMS CONSTRUCTED	**13,000 m** OF PERIMETER FENCING INSTALLED	**8,000 m** OF ACCESS ROADS REHABILITATED
20,000 PLANTS NURSERY REHABILITATION		



Silvana RPPN, located in Caratinga, protects more than 250 hectares and plays an important role in preserving local biodiversity.

Beyond these protected areas, Usiminas also manages approximately 190 hectares along the banks of the Doce and Piracicaba Rivers, Minas Gerais, as well as 1,791 hectares of urban forests distributed across Ipatinga, Caratinga, Santana do Paraíso and Coronel Fabriciano areas.

Mexico

Following the announcement of its new steelmaking facility in Pesquería, Mexico, Ternium launched a Wildlife Rescue Program aimed at protecting local flora and fauna prior to construction. As a result, more than 16,800 plants—including species such as Colima, Cenizo, and Gavia—were successfully preserved. Additionally, 50 animals, including reptiles and small mammals, were rescued and relocated, reflecting the company's commitment to biodiversity conservation.

During 2025, Ternium carried out maintenance activities for the recovered flora, achieving an 85% survival rate. In addition, throughout the construction process, 424 fauna specimens—including mammals, birds, reptiles, and amphibians—were rescued and relocated.



WILDLIFE CONSERVATION At Las Encinas, Mexico, the Palapo Ecological Park Aviary was developed to support wildlife protection. The 850 m² facility was designed to accommodate up to 60 macaws.

Mining in Mexico

In 2025, Ternium's mining operations at Las Encinas and Peña Colorada further strengthened their biodiversity management and ecosystem restoration initiatives.

At Las Encinas, restoration activities included the planting of more than 39,700 trees in newly intervened areas and over 27,000 trees for enrichment and replanting, restoring an additional 39.7 hectares and maintaining more than 364 hectares previously rehabilitated. The nursery produced over 55.000 seedlings representing 35 native species and has an annual production capacity of 200,000 plants, supporting long-term ecosystem recovery and the conservation of genetic diversity.

Preventive measures to reduce ecosystem degradation risks included the construction of more than 143 kilometers (88.9 miles) of firebreaks as part of wildfire risk management efforts. Wildlife protection actions resulted in the rescue and relocation of 62 individuals from 23 species, contributing to the preservation of local fauna and minimizing operational impacts on biodiversity.

Between July and September 2025, the El Palapo Ecological Park Aviary was developed to support wildlife protection. The project involved the construction of an 850 m² aviary designed to accommodate up to 60 macaws.

The facility significantly enhances the welfare of birds rescued by environmental authorities, particularly green macaws (*Ara militaris*), by providing an environment suitable for flight, social interaction, and reproduction. Currently, the aviary houses 40 individuals that have successfully adapted to more natural conditions, fostering social integration and the formation of reproductive pairs.

Overall, the project provides a tangible contribution to species conservation by strengthening local wildlife protection capabilities and supporting the restoration of living conditions for animals affected by illegal trafficking, abandonment, or improper handling.

During 2025 Las Encinas restoration activities included the planting of more than 39,700 trees in newly intervened areas and over 27,000 trees for enrichment and replanting, restoring an additional 39.7 hectares.

At Peña Colorada, reforestation efforts reached over 112,200 plants, reinforcing the conservation of threatened and sensitive species. Wildfire prevention measures included the establishment of 80 kilometers (50 miles) of firebreaks, and 17 wildfires were successfully contained in coordination with CONAFOR brigades, mitigating potential damage to surrounding ecosystems.

Mining in Brazil

At the mining sites of Mina Oeste and Mina Central in Itatiaiuçu, Mateus Leme e Itaúna (Minas Gerais), and Mina Leste in Itatiaiuçu e Mateus Leme (Minas Gerais), Mineração Usiminas monitors fauna and records threatened species. In 2025, monitoring efforts were enhanced through the use of telemetry to track wild fauna, generating data on movement patterns, behavior, and habitat use, while supporting the identification of priority areas for environmental conservation.



MARINE BIODIVERSITY RESEARCH IN BRAZIL

In partnership with the Federal University of Rio de Janeiro and the Boto Cinza Institute, Ternium supports marine ecosystem research focused on grey dolphins and whale conservation in Sepetiba and Ilha Grande Bays.

RISKS

Ternium's steelmaking and mining operations are conducted within comprehensive environmental regulatory frameworks across the jurisdictions where it operates. These regulations address, among other aspects, air emissions, water discharges, waste management, hazardous substances and site remediation.

Environmental standards continue to evolve globally, reflecting increasing expectations regarding environmental protection and sustainable industrial practices. As regulatory requirements become more stringent or permit conditions are updated, the company may undertake additional investments, operational improvements or technological upgrades to maintain compliance and enhance environmental performance.

Ternium maintains an environmental management systems and continues investing in initiatives aimed at minimizing impacts, strengthening operational controls and ensuring alignment with applicable regulations.

For more detailed information on environmental risks and related matters, please refer to Ternium's latest Annual Report on Form 20-F.

ENVIRONMENTAL AND ENERGY POLICY

Ternium, an integrated steel company, whose processes range from mining operations to the manufacture of finished steel products, defines in this Policy its commitment to environmental protection and its goal of achieving excellence in environmental and energy performance throughout its operations.

This Policy applies to Ternium and its subsidiaries. It will be actively disseminated to ensure compliance. The company believes that the sustainable development of its operations requires engagement through open dialogue with its employees, suppliers, contractors, customers and communities.

Caring for the environment is a core value, and establishes the following principles:

_ Environmental protection and energy efficiency is a responsibility of Ternium's personnel, as well as its suppliers and contractors.
_ Pollution must be prevented at the source, controlling the significant environmental aspects of our operations and minimizing their impacts and risks.
_ Compliance with the applicable legislation and voluntary agreements in relation to environmental protection and efficient energy consumption.
_ Promotion of continuous improvement in environmental and energy performance and management systems to achieve the established objectives and targets.
_ Integration of environmental and energy components into all company management processes.
_ Planning and executing decarbonization roadmaps with the ambition to achieve carbon neutrality of our products and operations, according to technological feasibility and local market conditions.
_ Using natural resources efficiently to contribute to circular economy.
_ Minimizing air emissions at the sites where we operate, optimizing the use of water, and maximizing its reuse.
_ Protecting biodiversity in areas where we operate and compensate the impacts where and when feasible.
_ Application of life cycle perspective and risk management in our continuous improvement processes, when feasible.
_ Promoting renewable energy generation and use, as well as the application of energy-efficient products, technologies and services, and the implementation of projects designed to improve energy and environmental performance, where significant.
_ Encourage the purchase of sustainable and energy-efficient products, technologies and services.
_ Promotion of employee training and awareness in relation to environmental protection and responsible energy use.

The company must provide the information, means and resources to enable compliance with this Policy, as well as with the objectives and goals established, thus supporting sustainability throughout operations, considering the context in which it operates.

All management levels are primarily responsible and accountable for environmental protection and energy consumption in their areas.

July 2023

Máximo Vedoya
Chief Executive Officer

OCCUPATIONAL HEALTH AND SAFETY MANAGEMENT

SUSTAINABLE DEVELOPMENT GOALS


3 GOOD HEALTH AND WELL-BEING
8 DECENT WORK AND ECONOMIC GROWTH


Ternium
PELIGRO
NO OPERAR
TARJETA MAESTRA
HQ-LM2-SH-NY-
ETRR-VAL1-1P
EMERGENCIAS:
DEPARTAMENTO
EXTENSIÓN
MÉDICO
BOMBEROS
PROTECCIÓN
1111
2222
3333
¡Asegura la efectividad del bloqueo!

GOALS & ACTIONS

2025 KPIs

GOALS

- To prevent all work-related injuries and illnesses.
- To ensure compliance with all applicable legal requirements and other regulations voluntarily adopted by Ternium.
- To continuously improve all occupational health and safety processes.
- To integrate occupational health and safety into all company processes.
- To ensure that no emergency, production process or business result compromises people's health or safety.
- To promote employee commitment and training on occupational health and safety matters.
- To establish safe working practices as a fundamental condition of employment.
- To foster individual responsibility for one's own safety and the safety of others.

ACTIONS

- Development of a five-year process safety program for integrated risk management.
- Certification of main facilities under ISO 45001.
- Implementation of planned and random inspections.
- Introduction of preventive tools such as "task rejection".
- Improvement in employee training and safety awareness.
- Development of a High-Risk Task Certification Program with Ternium University.
- Implementation of regular and recurring communications on safety topics from management, including major annual events such as Safety Day.
- Implementation of ergonomics practices at all locations.
- Development of the Safe Supplier program.
- Participation in industry-wide health and safety initiatives such as worldsteel's Day for Safety and Health.

$102
MILLION INVESTED
IN HEALTH AND SAFETY
PROJECTS

2.8
INJURIES FREQUENCY
RATE (IFR)

0.8
LOST TIME INJURIES
FREQUENCY RATE (LTIFR)

86%
OF EMPLOYEES AND
CONTRACTORS
OPERATE ON SITES
CERTIFIED UNDER
ISO 45001

281
THOUSAND OCCUPATIONAL
HEALTH AND SAFETY
INSPECTIONS
(EXCLUDING USIMINAS)

318
THOUSAND HOURS
OF SAFETY TRAINING
(EXCLUDING USIMINAS)

SAFETY AS OUR NUMBER ONE CONCERN

Ternium has devoted significant efforts to create a culture under the idea of "Safety First." This involves promoting an environment where safety is ingrained in every aspect of operations, from top-level management to hourly employees. By prioritizing safety and making it a core value, we believe we are not only protecting our workforce but also enhancing productivity, morale and overall business performance. Ultimately, a strong safety culture fosters trust, collaboration and a shared commitment to preventing accidents and injuries.

GOVERNANCE

Ternium's Occupational Health and Safety Policy serves as the main framework for protecting the well-being of employees, customers, contractors and suppliers across its operations. Rooted in key principles such as injury prevention, regulatory compliance and continuous improvement, the policy emphasizes the shared responsibility of all stakeholders in fostering a safe and healthy work environment. The policy is available online on Ternium's website and at the end of this chapter.

OUR STRUCTURE
HEALTH AND SAFETY GOVERNANCE



BOARD OF DIRECTORS

CHIEF EXECUTIVE OFFICER (CEO)

EHS (ENVIRONMENTAL, HEALTH AND SAFETY)

MEETINGS
Montly reviews

PARTICIPANTS
Chief EHS Officer (CEHSO) and EHS teams

ACTIVITIES
- Review of safety events that occurred during the period
- Analysis of safety trends, main accident and incident causes, and consequences
- Review of the implementation of the safety strategy
- Analysis of industry best practices and process safety conditions

INDUSTRIAL AND BUSINESS PERFORMANCE

MEETINGS
Monthly reviews

PARTICIPANTS
Industrial teams, Regional Presidents, Chief EHS Officer (CEHSO), EHS teams

ACTIVITIES
Review high-severity incidents at each site, their consequences, and corrective plans

CRITICAL RISKS COMMITTEE (CRC)

MEETINGS
At least three times a year

PARTICIPANTS
The composition of the Critical Risks Committee (CRC) is described in detail in the chapter "Corporate Governance" of this Report

ACTIVITIES
- Identification and assessment of risks
- Follow up of mitigation and action plans
- Presentation of critical risks report to the Board of Directors (once a year)

Safety is embedded at every level of the corporate structure. The Board of Directors receives quarterly reports on recent incidents and updates on the Safety Strategy, presented alongside the company's financial results.

At the management level, Ternium has a Chief Environment, Health, and Safety (EHS) Officer responsible for overseeing these matters, defining the company's overall corporate health and safety strategy and ensuring alignment across local EHS teams. Safety incidents are reviewed monthly at both the local and corporate levels. Ultimately, the primary responsibility for ensuring occupational safety within each facility lies with the local managers of each production unit.

In line with the vision that safety is a shared responsibility across the organization—and to recognize the daily commitment and efforts of all personnel—safety was formally incorporated as a mandatory component of the performance evaluation process of Ternium's employees, mainly the ones working at industrial sites.

To ensure consistency in how safety is evaluated, a guideline was issued outlining expectations structured around three key areas: (1) reducing risk in critical activities, (2) implementing preventive actions with a focus on quality over quantity and (3) monitoring reactive indicators from relevant events to assess whether preventive efforts are effectively targeted. The evaluation criteria are specifically designed to foster a proactive approach centered on prevention and risk mitigation, rather than a reactive response to incidents.

The company also has occupational hygiene and medical departments that support its health and safety programs. In Mexico, Ternium operates *Hospital Clínica NOVA*, which provides healthcare services to employees and their families and, in certain cases, to members of the surrounding community.

STRATEGY

Health and safety have long been a focal point of Ternium's sustainability agenda, continuously evolving

and undergoing reviews to incorporate industry's best practices and insights gained from experience.

The key components of this strategy include:

- A unified safety management system across all operations.
- Robust process safety management practices.
- Comprehensive incident investigation and risk management frameworks.
- Standardized safety plans across all locations.
- Proactive and preventive risk mitigation initiatives.

"At Ternium, we are strengthening our focus on identifying and controlling high-risk activities, reinforcing a proactive safety culture that prioritizes prevention, leadership and continuous learning. This shift in mindset is essential to prevent events that can have the most severe consequences for people."



MARINA CHIESA
CHIEF ENVIRONMENT,
HEALTH AND SAFETY
OFFICER

- Deployment of technology to reduce risks and enhance organizational learning.
- Education and training programs.
- Strong leadership engagement and effective communication.
- Full integration of contractors into safety programs.
- Comprehensive occupational health initiatives.

A unified safety management system across all operations

Ternium relies on an integrated Occupational Health and Safety (OH&S) management system throughout the industrial operations to ensure the consistent application of policies, methodologies and processes. Periodic audits of processes are conducted to identify new opportunities for enhancing the safety management system and ensuring compliance with local regulations. Most of Ternium's employees and contractors are covered by the company's safety management system.

The company's OH&S management system is certified under the ISO 45001 standard. This certification is renewed annually, and additional facilities have been incorporated over time.

As next steps, Usiminas will advance during 2026 and 2027 with the certification of the Oeste, Central, and Leste/Camargos mines (Minas Gerais, Brazil), as well as the production sites in Ipatinga (Minas Gerais) and Cubatão (São Paulo), Brazil.

As of December 2025, 86% of employees and contractors, including those from Usiminas, were working in ISO 45001–certified facilities, covering both upstream and downstream operations.

OPERATIONAL SAFETY AND RISK MANAGEMENT

STRENGTHENING RISK PREVENTION THROUGH BOW TIE INTEGRATION

Ternium has taken a significant step forward in risk management by integrating the Bow Tie methodology into its safety management system, SIASSO, reinforcing its commitment to operational reliability and prevention. This approach provides a clear and visual representation of critical risk scenarios, mapping potential causes, preventive barriers, consequences, and mitigation measures within a single framework, enabling a more structured and proactive analysis across operations.

The integration of Bow Tie into SIASSO has transformed risk management from static documentation into a dynamic, accessible tool. Employees can now monitor the status of preventive and mitigation barriers in real time, enhancing visibility, accountability, and continuous improvement. This capability strengthens decision-making and reduces the likelihood of critical events across key processes in Argentina, Mexico, and Brazil.

By embedding this methodology into daily operations, Ternium continues to advance a strong preventive culture, empowering teams to better understand risks, reinforce controls, and anticipate potential events. This initiative also lays the foundation for further developments, including enhanced risk mapping and early warning capabilities to proactively manage operational safety.



Robust process safety management practices

Process safety is paramount in the steel industry, as it helps to avert major accidents and safeguard the well-being of employees, the environment and company assets. Ternium's focus on process safety management revolves around identifying, understanding and mitigating risks associated with operations, aiming to minimize incidents such as fires, explosions, exposure to hazardous chemicals and structural collapse.

The process safety management model, referred to as PSM, adheres to global best practices and is structured around three core pillars: technology, facilities and people. Our ultimate objective is to achieve operational excellence through stringent operational discipline and continuous process enhancement.

The company consistently implements preventive measures and adds to its procedures recommendations from its risk insurers. Looking ahead, we are implementing a five-year strategic plan integrating objectives from the health and safety team with those of the maintenance departments. This plan encompasses projects such as implementing standardized protection barriers across our facilities in all regions. Moreover, we have refined our risk analysis procedures by integrating the Bow Tie methodology and enhancing tools for investigating process safety-related incidents.

In case of an emergency, the company has a corporate procedure for a quick response. The Crisis Management Procedure aims to provide comprehensive guidance for developing, implementing and maintaining effective crisis management strategies to minimize the negative effects and expedite the return to normal business operations. The procedure outlines types of crises, escalation criteria, and the roles and responsibilities of key personnel in managing and responding to crises effectively. Additionally, it emphasizes the importance of proactive measures, compliance with regulatory requirements, and clear and transparent communications to safeguard personnel, assets and the company's reputation. It also defines the establishment of a Crisis Committee responsible for monitoring and coordinating crisis response efforts.

Comprehensive incident investigation and risk management frameworks

Ternium's management follows specific protocols when an accident or incident occurs at the company's workplace, regardless of the severity of the damage or injuries caused by such an event. Data collection and fact analysis are conducted by multidisciplinary teams, with the participation of the director responsible for the involved area. Management uses all available resources that could contribute to the understanding of the event, including the Causal Factor Tree Analysis methodology.

Once the causes have been fully identified and understood, the company implements an action plan structured around a hierarchy of controls. The action plan is presented to the Environmental and Safety Committee and, three months later, a revision

86%

OF EMPLOYEES AND CONTRACTORS,
INCLUDING THOSE FROM USIMINAS, WORK IN ISO 45001–CERTIFIED FACILITIES, COVERING BOTH UPSTREAM AND DOWNSTREAM OPERATIONS.



SAFETY AS A CORE VALUE | We prioritize the protection of our people through safe task design, engineering controls, personal protective equipment and continuous safety awareness.

is conducted to determine the effectiveness of the proposed action plan in eliminating the cause of the situation or event that compromised safety.

This process is conducted within the SIASSO system, an internally developed OH&S platform, which incorporates a tool that assesses the robustness of the analysis and action plan. The tool prevents the process from concluding if specific parameters relevant to the type of event are not met. In other words, the severity of the event determines the level of analysis rigor required by the tool.

As part of its simplification strategy for reporting incidents, Ternium launched SIASSO Mobile, a digital tool that modernizes safety management by allowing employees to monitor and manage safety processes anytime, anywhere. This mobile application enhances flexibility and speed in risk

assessments, with real-time alerts and data enabling proactive responses.

Designed for all levels of employees involved in industrial safety—executives, managers, safety teams and maintenance crews—across operations in Argentina, Brazil, Colombia, Guatemala, Mexico and the U.S., SIASSO Mobile supports event reporting, audits, safe-hour tracking and positive approaches directly from a smartphone, improving data quality and decision-making. In 2025, the platform was enhanced with new functionalities, including the ability to close actions, create new activities, access case histories, and add or update supporting evidence for reported cases. In addition, Ternium added an EHS menu to its internal chatbot "Ternium Responde" (available in all locations except the U.S.), offering features such as Simplified Event Reporting, Positive Approach

Registration and Coverage, Safe Behavior Observation, Communication Routine and Task Rejection.

Standardized safety plans across all locations

Ternium has established twelve cross-facility safety plans to strengthen risk management across its operations. To ensure effective implementation, each plan is sponsored by one or more directors who are directly accountable for driving progress.

Their responsibilities include conducting diagnostic assessments of current conditions, benchmarking best practices, defining required actions and technological upgrades, enhancing employee training in coordination with Ternium University, and developing monitoring tools to track progress and long-term effectiveness.

The twelve plans are: Cranes and Lifting equipment, Vehicle and Mobile equipment, Pipelines, Structures, Hot Metal, Electrical Hazard/Lightning Protection, Annealing, Pickling and Acid Regeneration, Furnaces, Emergency Plan, Gassing/Asphyxiation and Explosion and Fire Prevention.

In parallel, the company continues to monitor progress and ensure compliance in other priority areas, such as the standardization of Personal Protective Equipment (PPE), Radiological Safety, and Safe Warehouse Operations.

Progress on each plan is overseen by the Cross-Ternium Safety Plan Committee, which follows a defined annual review schedule.

Proactive and preventive risk mitigation initiatives

Ternium designs preventive activities to identify and mitigate potential hazards before they escalate into incidents or accidents. The company is currently focusing more on the quality of the tools rather than the quantity of activities and reports.

Among Ternium's preventive measures are the following:

- **Safety and Environmental Hour initiative:** Managers conduct regular tours of operational areas across production facilities. This initiative aims to identify and replicate

Ternium has established 12 cross-facility safety plans, each sponsored by company directors, to strengthen risk management and drive consistent safety performance across operations.

safe behaviors across sites, while also addressing unsafe acts or conditions through open dialogue with employees. Each visit follows a predefined agenda, which may include observing and assessing factors such as employee behaviors, safety conditions, the presence of accident precursors, operational discipline, and critical activities. Leaders are required to complete a minimum number of visits each month to ensure consistent commitment. In 2025, Ternium conducted more than 209,000 Safety and Environmental Hour sessions, with the participation of approximately 3,500 employees and contractors.

Identifying precursors of serious injuries and fatal accidents: The company has increased its efforts to identify signals of potential severe injuries or fatalities and has already registered several non-controlled repeating precursors. Some of them are protection and barriers, equipment lockouts and mobile equipment conditions.

209,954

SAFETY HOUR PROGRAM WALKS,
INCLUDING ENVIRONMENTAL TOPICS,
CONDUCTED DURING 2025

28,429

INTERNAL CONTROLS ON COMPLIANCE
WITH THE TEN LIFE-SAVING
RULES CONDUCTED DURING 2025

- **Task Rejection Tool:** This tool strengthens people's determination not to start or, if started, to suspend a task when they consider that an uncontrolled risk is present. Task Rejection helps prevent injuries resulting from a lack of effective control of previously identified safety risks. The company encourages the use of this tool and has started recognizing workers when their personal analysis of Occupational Health and Safety conditions prevents the occurrence of a high-risk event. In 2025, the tool was enhanced to capture more detailed information on the reasons for task rejection and to record the decision reached by operators and supervisors regarding the continuation of the task. Together, the previous and updated systems registered nearly 13,000 cases during the year.

- **Pre-shift Assessments:** The company has identified behavioral factors, such as distraction, which contribute to certain accidents. This tool consists of assessing the condition of workers before their shifts. Initially, the focus is on workers who perform high-risk activities.

The chosen approach is a Readiness Test conducted daily to hourly employees, utilizing normalized responses and artificial intelligence to assess employees' general state. It measures parameters like impulse control, reaction time, attention and concentration over time. Its purpose is to ensure that workers are mentally prepared and focused, effectively preventing potential incidents. This tool is currently operative in Brazil, in the United States and in several facilities in Argentina, Colombia, Guatemala and Mexico.

Deployment of technology to reduce risks and enhance organizational learning

The company has implemented advanced technologies to enhance operational performance and reduce human exposure to risk, guided by the principle of "no people on the floor." For example, at the slabs yard of the hot rolling mill in Pesquería, Mexico, all access points are controlled to prevent unauthorized entry, while the movement of cranes and transport carts is coordinated through a warehouse management system, enabling autonomous operations.

In addition, we are leveraging cutting-edge technologies to strengthen risk assessment, incident analysis, and workforce training. These include video analytics, drones for inspections, remote maintenance assistance, high-risk scenario simulations, and virtual reality applications.

Automated video analytics continuously monitor operations by comparing real-time activities against established safety standards. When deviations are detected, alerts are immediately triggered and recorded in the SIASSO platform.

The company also uses cameras and drones to conduct audits, enabling broader coverage across locations, shifts, and complex tasks—including those where the presence of an auditor could introduce additional risk. These tools are not intended to replace in-person inspections, but rather to complement them by providing deeper insights into how work is performed beyond routine site visits. In February 2025, an official module was incorporated into the SIASSO platform to document the results of these video-based inspections.



ENHANCING PREVENTION THROUGH TECHNOLOGY | Drones provide broader visibility of large construction areas, helping strengthen field prevention and monitor activities performed at height.

Moreover, technology plays a key role in learning from past incidents. Through 3D simulations, we analyze high-risk events to better understand root causes and define preventive measures. Virtual reality is also used to train employees in hazardous tasks and maintenance activities, including the operation of mobile equipment such as forklifts, locomotives, and cranes.

Education and training programs

The company is committed to training its employees, customers and suppliers on the appropriate use of the company's OH&S management systems, as well as raising awareness of the risks involved in task execution.

During 2025, over 27,000 employees and contractors, including Usiminas, received an average of 18 hours of training on safety-related issues focused on Ternium's OH&S programs and preventive measures.

Furthermore, teams from EHS and Ternium University have developed a certification program focused on activities that entail high risks, with the aim of ensuring that only specifically trained personnel perform the required tasks.

The program includes medical checkups, specific courses, on-the-job training, and a final evaluation authorizing employees to perform the tasks. Currently, the certification is mandatory for locomotive, forklift, and crane operators, as well as for maintenance tasks, work-at-heights or confined spaces, electrical risks and logout/tagout procedures. The certification process requires periodic re-certification every 1 to 3 years, depending on the nature of the activity and local regulations.

Additionally, the company has developed safety guidelines for different groups, including a guidebook for managers. This manual outlines expected behaviors and decision-making approaches in various situations and was built using input from over 300 directors and managers across the organization, gathered through virtual and in-person sessions. The discussions covered key leadership topics such as best practices, common mental pitfalls, and safety frameworks like the Bradley curve. These best practices have also been extended to supervisors, hourly employees, and contractors.

During 2025, Ternium University coordinated four activities in Argentina, Mexico, and Brazil, with the participation of more than 400 industrial and EHS leaders, focused on reflecting on the ten safety leadership behaviors. In January 2026, an additional session was held in Colombia with 50 participants.

Strong leadership engagement and effective communication

Over the years, Ternium has strengthened the visibility of safety across its communication platforms through a structured agenda that includes videos, articles, and events, with Safety Day at the core of its communication strategy.

Ternium's Safety Day, held annually in July, commemorates a severe accident that occurred at the Guerrero facility in Mexico and serves as a key platform to reinforce the company's commitment to safety and align its organizational vision. During the event, meetings and panel discussions on OH&S management are held to review safety performance



STRENGTHENING SAFETY AWARENESS ACROSS OPERATIONS
During 2025, leaders and EHS teams conducted brief interactive sessions at the beginning of shifts, addressing workplace health and safety topics at global, local and thematic levels.

21,670
EMPLOYEES
PARTICIPATED DURING 2025

over the previous year and define actions to drive continuous improvement across all facilities. The event is chaired by Ternium's CEO and attended by the top management of each business unit. In 2025, more than 23,200 participants, including contractors, attended either in person or virtually. On this day, production lines are halted as a demonstration of the company's commitment to industrial safety.

In addition, the company has implemented Safety Talks—an open dialogue space for plant supervisors and their teams to discuss selected OH&S topics on a weekly basis, as defined by senior management. During 2025, leaders and EHS teams conducted 33,671 short, interactive, sessions at the start of each shift about workplace health and safety topics at global, local and thematic levels, reaching 21,670 employees.

Full integration of contractors into safety programs

Ternium actively promotes the adoption of its Safety Vision and goals among contractor employees. To this end, the company has implemented several initiatives, including regular engagement with contractors' senior management and the participation of contractor personnel in Ternium's OH&S workshops.

In addition, Ternium has developed a dedicated OH&S improvement plan for contractors, leveraging best practices identified through benchmarking across different operations within its facilities. Between July 2024 and June 2025, Ternium conducted audits of the OH&S programs of 199 companies across four countries, with 42 recognized for the improvements achieved during the period.

Comprehensive occupational health initiatives

Ternium demonstrates its commitment to a healthy workplace through the implementation of a comprehensive occupational health program. Within its health management system, the company conducts regular monitoring and risk assessments to identify and manage factors that may impact on employees' well-being, including chemical, biological, physical, ergonomic, and psychosocial conditions associated with work activities.

Ternium has established a Health Surveillance and Medical Control Program covering occupational health examinations and medical studies for its employees. The program aims to ensure compliance with applicable legal requirements, monitor the health of employees exposed to specific risks, confirm fitness for duty, provide voluntary access to medical examinations, and implement preventive campaigns based on data analysis. In addition to mandatory medical checkups required by local regulations, the company offers annual voluntary examinations to promote employee health and identify prevalent conditions for statistical and preventive purposes.

Ternium's Health Surveillance and Medical Control Program promotes employee well-being through occupational health monitoring, preventive campaigns and voluntary annual medical examinations

The company also implements an Alcohol and Drugs Program to maintain a safe and drug-free workplace. This program prohibits the possession, production, sale, distribution, or consumption of alcohol and drugs on Ternium premises or during work-related activities. Employees are required to refrain from using substances—whether prescribed or not—that could impair their performance, unless previously reported to their immediate supervisor.

To support compliance, Ternium has established preventive procedures and conducts objective testing to detect prohibited substances. These requirements extend to suppliers, contractors, subcontractors, and visitors, who are expected to comply in accordance with applicable regulations. Through these measures,

Ternium seeks to ensure a safe, healthy, and productive work environment.

Hospital Nova: Advancing Quality, Innovation and Comprehensive Healthcare

In Monterrey, Mexico, Hospital Nova serves as Ternium's healthcare institution, providing comprehensive medical services to employees and their families. The hospital delivers care across the full healthcare continuum, including preventive medicine, primary care, medical and surgical specialties, emergency services, hospitalization and diagnostic and therapeutic support, all under a strong commitment to quality, safety and patient-centered care.

FREQUENCY OF MEDICAL TESTS

● ANNUALLY   ● EVERY 2 YEARS   ● EVERY 3 YEARS   ● ANNUALLY FOR WOMEN OVER 40   ● ANNUALLY FOR MEN OVER 45

TEST TYPE	JOB TYPE		
	Employees with administrative tasks who do not usually access operational areas	Employees who carry out their activities in operational areas	Employees operating vehicles or cranes or working in confined spaces or at heights
Medical Evaluation	● (Annually)	● (Annually)	● (Annually)
Visual Acuity	● (Annually)	● (Every 2 years)	● (Every 2 years)
Audiometry		● (Every 3 years)	● (Every 3 years)
Spirometry		● (Every 3 years)	● (Every 3 years)
Electrocardiogram	● (Annually)	● (Annually)	● (Annually)
Blood Tests	● (Annually)	● (Annually)	● (Annually)
Urine Test	● (Annually)	● (Annually)	● (Annually)
Mammogram	● (Women over 40)	● (Women over 40)	● (Women over 40)
Prostate-specific antigen (PSA)	● (Men over 45)	● (Men over 45)	● (Men over 45)
Drug and Alcohol Screening			● (Annually)
Vestibular Tests			● (Annually)

In 2025, the hospital successfully completed its ISO 9001:2015 recertification audit, confirming the effectiveness and maturity of its Quality Management System. A major milestone was the opening of the Mental Health Clinic, significantly expanding access to specialized psychology and psychiatry services. Hospital Nova also strengthened access to healthcare through a multichannel patient service strategy leveraging its website, mobile application and chatbot to facilitate appointment scheduling, access to laboratory results and patient information, improving accessibility and streamlining patient interactions.

In the academic and training field, 2025 marked the graduation of the first generation of medical residents trained at Hospital Nova, including specialists in Internal Medicine, Endocrinology and the Spine Fellowship program. This achievement reinforces the hospital's role as a teaching institution and its commitment to medical education and professional development.

In 2025, the hospital was recognized among the Top 20 hospitals in Mexico in the Latin American hospital ranking developed by IntelLat in collaboration with América Economía. Hospital Nova also ranked first nationwide in telemedicine and 27th in Latin America in this category. In Oncology, the hospital ranked third nationally and 17th in Latin America, strengthening its position as a reference center for comprehensive cancer care in Mexico.

DRIVING INNOVATION IN CLINICAL DIAGNOSTICS

AUTOMATED LABORATORY PROCESSES ENHANCE EFFICIENCY AND PATIENT CARE

Hospital Clinica Nova has taken a major step forward in technological innovation by implementing fully automated clinical laboratory processes, becoming a pioneer in Nuevo León and one of the first private corporate hospitals in Mexico to adopt this level of automation. Through the incorporation of state-of-the-art cobas® pure and cobas® pro systems, the laboratory now operates an integrated workflow from sample intake to analysis and reporting, significantly enhancing efficiency, accuracy, and safety.

This advancement has transformed laboratory performance, enabling the processing of up to 750 samples per hour—reducing turnaround times by approximately 80% compared to previous processes. Faster and more reliable results have a direct impact on patient care, particularly in critical cases where timely diagnosis is essential for effective medical decision-making.

In addition to improving speed and quality, the new technology prioritizes urgent tests, allows simultaneous multi-analysis, and strengthens biosafety conditions for healthcare personnel.

This investment reinforces Hospital Nova's commitment to innovation, operational excellence, and high-quality patient care, while expanding its diagnostic capabilities and reducing reliance on external services.



INJURIES FREQUENCY RATE (IFR)
INJURIES PER MILLION HOURS WORKED



Figures from 2025 onwards include Usiminas

LOST TIME INJURIES FREQUENCY RATE (LTIFR)
DAY-LOSS INJURIES PER MILLION HOURS WORKED



Figures from 2025 onwards include Usiminas

RISKS

According to World Steel Association's *"Safety and Health in the Steel Industry – Data Report 2026,"* the leading causes of fatalities over the period 2021–2025 were falls from height, moving machinery, gassing and asphyxiation, on-site road vehicles, and falling objects—patterns that have remained consistent over time. Similarly, the main causes of lost-time injuries over the past five years (2021–2025) include slips, trips and falls, manual tasks and hand tools, moving machinery, falling objects and fall from height.

Within Ternium, risks are assessed based on the severity of potential injuries, the probability of occurrence, and the frequency of exposure. Activities classified as involving unacceptable risk are halted until additional measures are implemented to reduce

risk to acceptable levels. The company applies a structured framework for hazard identification, risk assessment, and control through its IPER (Hazard Identification and Risk Assessment) matrix. This process considers factors such as work organization, routine and non-routine activities, historical and potential incidents, and human and environmental conditions. Identified hazards are evaluated against existing controls, and additional measures are defined following a hierarchy that includes elimination, substitution, engineering controls, administrative controls, and personal protective equipment.

Hazard and risk matrices are periodically reviewed in response to changes in processes, work methods, equipment, projects, audit findings, incidents, regulatory requirements, and updates to the occupational health and safety management system. To enhance accessibility and usability, IPER matrices are

MAJOR INJURIES AND HIGH POTENTIAL EVENTS FREQUENCY RATE*
PER MILLION HOURS WORKED



— Ternium's High Potential Events Frecuency Rate (severity four)
— Ternium's Major Injuries Frecuency Rate

(*) The reported figures do not include Usiminas.
Major injury classification criteria were revised
in 2025 to include certain injuries, such
as specific finger fractures, which may result
in higher reported rates than in prior years.

being digitalized within the SIASSO platform, enabling more effective auditing of critical activities, facilitating the implementation of improvement actions, and strengthening overall risk management practices.

TERNIUM'S 2025 SAFETY PERFORMANCE: ACCIDENTS AND INCIDENTS

In 2025, Ternium, including Usiminas, recorded an Injury Frequency Rate (IFR) of 2.8 injuries per million hours worked and a Lost Time Injury Frequency Rate (LTIFR) of 0.8 day-loss injuries per million hours worked.

During the year, lost-time injuries increased, primarily among contractor personnel due to the high turnover rate. Most incidents were low-severity events, mainly slip, trip and fall and manual tasks tools-related

Ternium is shifting its safety approach toward identifying and addressing the root causes of major injuries and high-severity events, moving beyond traditional frequency-based indicators



**LIFE-SAVING RULE:
PROPER USE OF PPE** | The proper use of Personal Protective Equipment (PPE), is one of Ternium's 10 Life-Saving Rules and is continuously reinforced across the company.

injuries. A similar trend was observed for non-lost-time injuries, which were also concentrated among contractors and associated with manual tasks and the use of hand tools.

The year was marked by two fatal accidents: the first at the steel shop of the Ipatinga plant in Usiminas, Brazil, and the second at the Churubusco site in Monterrey, Mexico, that lead to improvement initiatives.

In relation to the first accident, key actions included the implementation of active emergency stop systems; progress toward remote equipment operation from control rooms to eliminate personnel exposure; the installation of cameras with video analytics to monitor critical areas; and

the application and standardization of global best operational practices.

In relation to the second accident, Ternium reinforced its safety protocols through targeted training, with a strong focus on strict adherence to procedures, best maintenance practices, and lockout, tagout, tryout (LOTOTO) standards, in line with the company's Safe Behavior Policy.

While steelmaking involves inherent operational risks, Ternium remains firmly committed to continuously strengthening its safety practices and preventing accidents, with the objective of ensuring a safe working environment for all employees and contractors.

OCCUPATIONAL HEALTH AND SAFETY POLICY

Ternium, an integrated steel company, along with its subsidiaries is committed to the occupational safety and health of its personnel, customers, contractors, and suppliers. The company's occupational health and safety policy is the baseline for sustainable development across all its operations.

Policy adherence, dissemination, and compliance apply and are to be promoted throughout Ternium and its subsidiaries.

Looking out for the occupational health and safety of every person who works for the company or is inside its facilities is an essential value.

To that end, we promote our commitment through the following principles:
_ All work-related injuries and illnesses can and should be prevented.
_ Compliance with all applicable legal and other regulations to which Ternium voluntarily agrees.
_ Continuous improvement of all processes related to staff's health and safety.
_ Occupational health and safety must be integrated into all company processes.
_ No emergency situation, production process or results justify putting people's occupational health or safety at risk.
_ Commitment from and training of the entire staff is essential.
_ Working safely is an employment condition.
_ Every person is responsible for looking after his/her own safety and the safety of others.

In each company, everyone is responsible for occupational health and safety:
_ The company provides the means and resources for activities to be carried out safely so as to preserve everyone's physical integrity and occupational health.
_ Managers are in charge of the occupational health and safety of everyone who works for them or is in their area.
_ All other workers must comply with regulations and instructions, and work with their managers to detect, control, and resolve any dangerous situations.
_ Contractor companies and their staff must comply with the Safety Regulations in force at the facilities where they provide services.
_ People who enter the facility must comply with the applicable Safety Regulations.
_ Health and safety staff must take preventive measures through support, advising and auditing.

At Ternium and its subsidiaries, these principles are shared throughout the entire value chain and in all the communities where it operates in order to promote people's healthcare and safety.

March 2018

Máximo Vedoya
Chief Executive Officer

HUMAN RESOURCES MANAGEMENT

SUSTAINABLE DEVELOPMENT GOALS

   

GOALS & ACTIONS

2025 KPIs

GOALS

- To cultivate an inclusive and engaging working environment that attracts and retains the necessary talent for the long-term sustainability of the company.
- To promote a culture of industrial and technological excellence.
- To foster innovation.
- To ensure equal opportunity and treatment for all employees.
- To increase diversity in Ternium's management positions and Board of Directors.

ACTIONS

- Utilization of technology and data to simplify human resources processes, predict people's needs and develop HR programs.
- Establishment of corporate mechanisms to ensure that the selection of personnel is based on their individual knowledge and skills.
- Enhancement of employees' skills through training programs at all levels of the company.
- Endorsement of the United Nations Women's Empowerment Principles (WEPs).
- Implementation of a medium-term plan to increase female participation in management positions.
- Consolidation of corporate programs like the Lean In Together initiative and Maternity Mentoring to promote fair and equitable treatment.

28
NATIONALITIES
REPRESENTED WITHIN
OUR PERSONNEL

50
HOURS OF TRAINING
PER EMPLOYEE
(89 HOURS INCLUDING
ON THE JOB TRAINING)

$12
MILLION INVESTED
IN TRAINING ACTIVITIES

38%
WOMEN
AT THE BOARD
OF DIRECTORS

47%
OF FEMALE SALARIED
EMPLOYEES
UNDER 30 YEARS OLD

GOVERNANCE

ESRS S1-1

People management is structured at both local and corporate levels. The local Human Resources teams oversee general working conditions, such as working hours, leave policies, payroll processing and union relations, which are closely tied to labor regulations. These matters are presented to Regional Presidents and Industrial Directors as necessary.

Compensation policies and procedures, including employee benefits and mobility schemes, are established at the corporate level. Annually, they undergo review in a dedicated meeting attended by the Global Compensation & HR Shared Service Senior Director and team, alongside the Chief Human Resources Officer and the CEO.

Furthermore, as part of the annual performance review process, career committees convene within each division to analyze performance and succession planning. This process is scaled up until a normalized curve and a general plan is developed for the entire company.

Topics related to work-life balance, diversity and inclusion, employee training, as well as talent



OUR STRUCTURE
HUMAN RESOURCES GOVERNANCE

BOARD OF DIRECTORS

CHIEF EXECUTIVE OFFICER (CEO)

HUMAN RESOURCES

MEETINGS
At least once a year

PARTICIPANTS
Chief Human Resources Officer (CHRO), Regional Presidents and Human Resources Regional teams

ACTIVITIES
- Evaluate working conditions
- Employee relations and conflict resolution
- Implementation of HR technology and systems
- Compliance and legal updates

COMPENSATION

MEETINGS
At least once a year

PARTICIPANTS
Chief Human Resources Officer (CHRO), Global Compensation & Human Resources Shared Service Sr. Director and team

ACTIVITIES
- Compensation policy review
- Salary structure review
- Benefits review
- Annual performance evaluation and compensation

DIVERSITY AND INCLUSION

MEETINGS
At least once a year

PARTICIPANTS
Chief Human Resources Officer (CHRO), Vicepresident Global Talent Management and team

ACTIVITIES
Discussion of:
- DEI initiatives
- Diversity metrics and reporting
- Training programs and education
- Recruitment and hiring practices
- Workplace policies and practices
- Strategies to foster employee feedback and engagement

CRITICAL RISKS COMMITTEE (CRC)

MEETINGS
At least three times a year

PARTICIPANTS
The composition of the Critical Risks Committee (CRC) is described in detail in the chapter "Corporate Governance" of this Report

ACTIVITIES
- Identification and assessment of risks
- Follow up of mitigation and action plans
- Presentation of critical risks report to the Board of Directors (once a year)

attraction and retention, fall under the oversight of the Vice President of Global Talent Management. Subsequently, proposals are presented to the Chief Human Resources Officer and the CEO for approval.

The company has different policies and procedures that regulate life at Ternium. Some of them are the following:

- Human Rights Policy: It underscores the company's dedication to upholding ethical standards and respecting fundamental human rights across its operations. Aligned with international frameworks like the Universal Declaration of Human Rights and the UN Global Compact, Ternium pledges to uphold principles such as freedom, dignity and the prohibition of child labor and discrimination. The policy emphasizes safe working conditions, employee development and cultural respect. It applies to Ternium, its subsidiaries, and all associated parties, with a commitment to fostering a compliant supply chain. Non-compliance is not tolerated, and mechanisms like the Transparent Line are in place for reporting and addressing violations.

- Code of Conduct: It emphasizes the importance of compliance with applicable laws, internal regulations, and policies, and requires all employees, regardless of their position, to abide by these standards, promoting a workplace environment characterized by honesty, loyalty and transparency. The code prohibits discrimination, harassment, coercion or bullying in any form, including sexual, physical, psychological, or otherwise. It supports the elimination of all forms of illegal, forced or compulsory labor, slavery or servitude, particularly child labor, not only within Ternium, but also among its suppliers, contractors, and associated persons. Additionally, the code respects the rights of employees to establish or join trade unions and engage in collective bargaining and ensures compliance with occupational health and safety regulations. It promotes healthy and safe working conditions and encourages employees at all levels to maintain a respectful environment, fostering cooperation and addressing personal differences constructively.

- Diversity and Harassment-Free Work Environment Policy: It establishes a commitment to creating an inclusive workplace that respects and values individual differences across genders, nationalities, cultures and backgrounds. It prohibits all forms of harassment and discrimination and emphasizes the responsibility of every employee in promoting a respectful workplace environment. It also establishes the mechanisms for reporting incidents and conducting appropriate investigations and remedial actions led by the Audit and Human Resources departments.

"We achieve excellence by turning every challenge into an opportunity to develop our people and strengthen leadership across the organization."



SANTIAGO LOZANO
CHIEF HUMAN RESOURCES
OFFICER

STRATEGY AND PERFORMANCE 2025

The Human Resources development and retention strategy is defined at both corporate and local levels. While overall guidelines are set globally, the design and implementation of initiatives are adapted to each country's structure and available resources.

The company's key focus areas include:

- Leveraging technology to streamline processes, enhance safety, and improve employee experience.
- Updating working conditions and employee benefits
- Expanding training and development opportunities to build employees' capabilities.
- Promoting an inclusive work environment based on equal treatment, diversity, and inclusion.
- Strengthening performance management practices.
- Fostering continuous and transparent communication.

Leveraging technology to streamline processes, enhance safety, and improve employee experience

In recent years, the company has strengthened its Human Resources processes using technology. Digital tools—such as chatbots and supervisor platforms—enable employees and leaders to manage key tasks efficiently, improving the overall user experience and optimizing HR tasks. These tools continue to expand, covering additional areas and evolving with organizational needs. At the same time, the company is advancing in People Analytics to generate insights from HR data, supporting more informed decision-making and enhancing workforce management, development and productivity.

During 2025, the company also expanded the use of simulation-based training. In Argentina and Mexico, forklift and locomotive simulators were implemented—complementing existing crane simulators—allowing employees to train in safe and controlled environments without risk. Ternium is the first company in Latin America to implement a simulator about the electric arc furnace at the Guerrero unit. This tool enables operators and furnace engineers to train in scenarios that replicate real production contingencies, strengthening technical skills and operational readiness.

Updating working conditions and employee benefits

Ternium ensures compliance with all labor legal requirements in the countries where it operates. This includes issues such as the number of hours worked, paid vacations and compensation above legally established levels. Freedom of association is recognized and respected by the company with 81% of employees covered by some form of collective bargaining agreement.

Additionally, while benefits vary according to local business conditions and regulations, the company provides a range of initiatives focused on employee development and well-being across its operations:

- Academic Partnerships and Tuition Benefits: The company believes that continuous improvement is built on education. In addition to internally developed programs, the company has established strategic partnerships with universities in the countries where it operates to offer its employees financial benefits for undergraduate and graduate courses.

- Access to healthcare: The company has a Preventive Health Program that consists of mandatory occupational medical examinations and voluntary complementary check-ups. The program is designed to comply with applicable regulations, monitor the health of employees exposed to occupational risks, assess fitness for work and evaluate the effectiveness of preventive measures in the workplace. It also supports the development of prevention campaigns and initiatives based on statistical insights, while always ensuring compliance with local regulations and the protection of personal data. Furthermore, workers and their families have access to private healthcare systems such as APSOT in Argentina, Hospital Clínica Nova in Mexico and sickness insurance coverage, depending on the healthcare structure in each country of operation.

- Work flexibility: The company implemented a flexible working program that includes a hybrid work scheme of four days at the office and one day from home for salaried employees and two days at the office and three days from home for new parents during the first year after birth or adoption. There is also the possibility to adjust entry and exit times within a three-hour window.

- **Access to recreational activities:** The company organizes cultural and recreational activities in the various regions where it operates and provides benefits to access clubs, gyms and institutions, offering a wide range of activities. For more information on this topic, please refer to the Community chapter.

- **Employee Purchase Discounts:** Depending on the type of market served and the established commercial relationships in each country, the company has built a network of suppliers offering various goods at more favorable conditions than the market, including appliances, automobiles and energy installations, such as solar panels.

Expanding training and development opportunities to build employees' capabilities

Ternium has a dedicated unit for employee training, Ternium University, which is responsible for designing both online and in-person courses aligned with the company's evolution and employees' needs.

The company offers a range of established training programs developed in collaboration with recognized providers and regional universities across the countries where it operates. These programs are tailored to the specific requirements of industrial roles and include:

- **Safety Awareness Workshop:** Designed for all supervisors and operators, this program reinforces safe behaviors and promotes a strong safety culture, encouraging employees to take responsibility for their own safety and that of their colleagues.

- **Supervisor and Shift Leader Development Program (PDLP):** Aimed at current and future supervisors, this program supports their transition into leadership roles, promotes Ternium's industrial excellence model, fosters a culture of safety and environmental care and strengthens relevant technical knowledge.

- **Diploma in Engineering and Maintenance Management:** Targeted at employees and managers in maintenance, this 14-month program—developed in partnership with UDEM University in Monterrey, Mexico—provides modern concepts and tools to implement best practices.

HEADCOUNT
OF EMPLOYEES



7%
7%
11%
75%

■ Managers   ■ Supervisors
■ Salaried employees   ■ Hourly employees

81%
OF EMPLOYEES
COVERED BY SOME FORM
OF COLLECTIVE BARGAINING
AGREEMENT



GLOBAL PROFESSIONALS PROGRAM | Participants during a Global Professionals gathering held at IPADE Business School in Monterrey, Mexico, focused on leadership development, collaboration and strengthening cross-functional networks across Ternium.

- **Diploma in Project Management:** Based on international standards from the Project Management Institute (PMI), this 8-month program is designed for employees and managers in engineering and operations. It was developed in partnership with ITBA in Buenos Aires, Argentina.

- **Certification Program in Human Factors and Organizational Safety:** This 60-hour program is aimed at managers in EHS, operations, maintenance, and engineering. It promotes a systemic approach to safety, focusing on organizational culture and human factors as root causes.

Regarding professional development for white collar employees, the company has designed specific training paths based on each employee category:

- **Global Trainee (GT) and Global Professional (GP):** These programs support new hires during their first four years at Ternium through personalized training (both online and in person), job rotations and networking opportunities. Participants gain experience across different areas and engage in activities such as site visits, sessions with regional presidents and executives and international assignments.

- **Managers:** Ternium's management programs aim to strengthen its competency model, with content tailored to each level of responsibility:

- **High-Impact Leadership Program (HILP):** A three-month program developed in partnership with IE Business School in Spain, offering international certification.

3,900+

EMPLOYEES
ENGAGED IN CYBERSECURITY
TRAINING CONTENT AND 1,000+
PARTICIPATED IN CYBERSECURITY
INITIATIVES BY THE END OF 2025.

400

INDUSTRIAL AND EHS LEADERS
PARTICIPATED IN "MANAGERIAL
ROLE WITH SAFETY FOCUS"
SESSIONS IN ARGENTINA, MEXICO
AND BRAZIL DURING 2025,
REINFORCING LEADERSHIP'S ROLE
IN SAFETY CULTURE.

- Leadership Excellence Program (LEP): Co-designed with IPADE Business School in Mexico, this program prepares leaders to navigate the challenges of a global and diverse environment while supporting continuous development aligned with company goals.

- Senior Directors and Executives: The Global Leaders Executive Program, developed in partnership with The Wharton School at the University of Pennsylvania, is designed for senior leaders and addresses current business challenges, trends, and practical skills relevant to the steel industry.

During 2025, three key initiatives stood out beyond the core programs:

- Managerial Role – Safety Focus: These sessions focused on reflecting on the ten safety leadership behaviors and reinforcing the role of leadership in building a strong safety culture. Throughout the year, four sessions were conducted in Argentina, Mexico, and Brazil, bringing together more than 400 industrial and EHS leaders. In January 2026, an additional session was held in Colombia with 50 participants.

- Digital Mindset: This program was structured around three main pillars: Data Science, Artificial Intelligence and Cybersecurity. Several initiatives were implemented, including the Ternium AI Essential Program, multiple workshops on prompt optimization using Copilot and training on the design and development of AI agents. The company also launched the Citizen Data Champions program and a new cohort of Citizen Data Scientists. Additionally, a dedicated space was created on the digital learning platform, providing curated learning paths on Data Science and AI through LinkedIn Learning. By the end of 2025, more than 3,900 employees had engaged with cybersecurity content, and over 1,000 had participated in initiatives within this pillar.

- Language Learning Program: In November 2025 the company introduced a new language learning platform in association with a partner. By the end of the year, more than 2,000 employees had joined the program (with additional licenses currently active). A key feature of the platform is the possibility to extend access to one family member, further promoting language development beyond the workplace.

Beyond formal education, Ternium promotes international exchange programs to share best practices across its global operations. These initiatives provide participants with exposure to new cultures and diverse professional experiences. To support this, the company has expanded its training offerings to include topics such as effective communication and intercultural leadership.

Promoting an inclusive work environment based on equal treatment, diversity, and inclusion

Over time, Ternium's workforce has become increasingly diverse. Our employees represent 28 different nationalities, with Brazilian, Mexican,

DISTRIBUTION BY NATIONALITY
% OF EMPLOYEES



DISTRIBUTION BY GENDER WITHIN EACH JOB CATEGORY
% OF EMPLOYEES



Argentine and Colombian employees constituting the largest share of the company's workforce.

Ternium is dedicated to being an equal opportunity employer, striving to create a work environment that recognizes and nurtures talent from diverse backgrounds, encompassing different genders, nationalities, generations, cultures, religions and experiences.

Among the actions implemented to ensure equal treatment and foster inclusion and diversity, there are:

- Bias-Free Selection Process: Ternium aims at creating a transparent and merit-based system that allows all employees to have equal access to career advancement opportunities within the organization. During the recruitment process we use specialized software to ensure a fair assessment of candidates based solely on their cognitive and technical knowledge. Furthermore, for internal vacancies, we have an Opportunities Committee system. The vacancies are promoted by

e-mail and people are given a timeframe to apply. After gathering information and conducting a process of interviews, a committee of members from various departments, supported by the HR Talent sector, make a final decision.

- Equal treatment conditions: The company adopted policies and procedures to ensure equal treatment. As an example, the company grants extended maternity and paternity leave in countries where maternity leave is less than 120 days and paternity leave is less than 30 days. Additionally, we have a flexibility program where 3 days are worked from home and 2 days in the office from the return of the mother or primary caregiver until the child is one year old.

- Specific training activities: Since 2019, Ternium has led the Lean In Together initiative to raise awareness and foster open dialogue on key inclusion and diversity topics, such as unconscious bias, sexual diversity, gender identity, and the importance of

DISTRIBUTION BY AGE WITHIN EACH JOB CATEGORY
% OF EMPLOYEES



- ≤ 29 years old   ■ 30 - 49 years old   ■ ≥ 50 years old

intercultural and inclusive leadership. The Lean In Together circles provide a safe and open environment where participants from diverse regions, genders, professional backgrounds, and areas of expertise can share perspectives and engage in meaningful discussions. In 2025, the eight cohort of Lean In circles was launched, with 197 participants successfully completing the program, including two company directors and with expanded reach across all Ternium locations. Since the program's inception, over 1,600 employees have participated in at least one activity, including 70 directors.

- **Inclusive Employment:** Ternium's Labor Integration Program in Argentina began in 1997 with the employment of a group of graduates from Vocational Training Centers in nearby communities, and it continues to this day. In Brazil, the company also operates a labor inclusion program for people with disabilities and organizes annual events and communications to search for candidates interested in

working for the company. In 2025, across Argentina and Brazil, there were 693 people with disabilities in Ternium's workforce (2%). These employees have different types of disabilities, including motor disabilities, hearing impairments, visual impairments, intellectual disabilities and mixed disabilities, and perform roles such as administrative staff, internal communications analysts and gardeners.

- **Strengthening reporting mechanisms for Code of Conduct compliance:** The company has established clear and confidential channels to report any incidents that may compromise integrity and respect in the workplace. These channels are available 24/7 through Ternium's website and the employee intranet, Transparent Line. Reports are received by the Audit team, which conducts investigations in coordination with the Human Resources department. This approach reinforces the company's organizational culture and ensures alignment with the values that guide its management practices and labor relations.

- **Participation in international assessments:** The company annually participates in the evaluation conducted by the Human Rights Campaign Foundation (HRC). This assessment measures the organization's commitment to equality, considering its actions, policies, and practices related to equity, gender identity, sexual orientation, and inclusion. In 2025, the company was recognized as one of the best places to work for the LGBTQ+ community in Mexico for the sixth consecutive year and also received recognition from HRC Argentina and HRC Brazil.

- **Regional programs:** In Brazil, Ternium has implemented a mentorship program for university students, with a focus on promoting equitable access to the job market. This edition prioritized support for Afro-descendant students—particularly those pursuing engineering degrees—through mentorship provided by Ternium professionals. Of the 21 participants across the program's two editions, all entered the labor market, and 57% went on to join Ternium as trainees. Additionally, the program achieved 50% female participation, helping to boost representation in a sector where women have historically been underrepresented.

A WORKPLACE FOR EVERYONE

ADVANCING WOMEN'S PARTICIPATION

Since signing the United Nations Women's Empowerment Principles (WEPs) in 2021, Ternium has strengthened its commitment to gender equality, with a focus on increasing women's participation across the organization and within the industry. The company promotes this objective by attracting more young female talent, supporting women throughout key life stages such as maternity, and fostering greater representation in leadership and governance bodies. As a result, the number of women in managerial positions has increased by 50% since 2021 (excluding Usiminas).
To support women's career development and retention, Ternium has implemented several initiatives:

- **Maternity Mentoring Program:** It provides guidance and support to employees before, during and after maternity leave, helping ease the transition back to work and support employee retention. The initiative also involves managers, equipping them to better accompany employees throughout the process. Since its implementation, Ternium has supported more than 160 mothers, and the program is currently implemented across all company locations with operations.

- **Promoting a motherhood-friendly workplace:** The company has installed lactation rooms at its main facilities and continues to adapt its infrastructure to be more inclusive.

- **Providing financial support:** A daycare assistance benefit is available in Argentina and Mexico, helping employees better balance work and family responsibilities.

- **Strengthening representation at the highest level:** Women currently represent 38% of Ternium's Board of Directors, reflecting progress in gender diversity at the governance level.
Efforts to attract and retain women in technical fields are also evident in operations, where the number of female hourly employees has increased by 63% since 2021.

Aligned with the WEPs, Ternium also seeks to promote women's empowerment throughout the steel value chain and in the communities where it operates. For example, the company participates in *World Women in Steel*, an initiative led by worldsteel.

WHITE-COLLAR COMPOSITION 2025 - BY AGE AND GENDER
WOMEN'S PARTICIPATION



Figures exclude Usiminas.
White-collar employees include salaried employees and managers.

EVOLUTION OF WOMEN PARTICIPATION
SALARIED EMPLOYEES UNDER 30 YEARS OLD



Figures exclude Usiminas.

During 2025, within the framework of the Steelie Awards organized by worldsteel, Ternium was shortlisted in the "Excellence in People" category for its project "From Policy to Practice: Advancing Inclusion Across Ternium's Industrial System." The submission highlighted the initiatives implemented by Ternium in alignment with the company's Diversity, Equity and Inclusion (DEI) strategy across all levels of the organization.

This recognition reflects the company's strong focus on human capital management, the promotion of inclusive work environments and its alignment with sustainability principles.

Strengthening performance management practices

Every year, Ternium employees establish a work plan in collaboration with their leaders and respective departments. These objectives are divided into two types: area objectives, which involve specific contributions, and personal objectives, focused on individual development as well as leadership or technical skills.

In addition to area-related objectives, all employees and managers working in industrial areas are required to have mandatory EHS (Environment, Health, and Safety) objectives, as well as optional—but recommended—diversity and inclusion objectives. Safety objectives account for 30% of the overall evaluation. Diversity objectives have a broader scope and are recommended for all employees, regardless of their role.

At the end of the year, Ternium conducts a formal performance assessment for salaried employees and managers. The results of this evaluation impact several areas, including career development, compensation, identification of training needs, and the definition of objectives for the following period. The process includes both a self-evaluation and an evaluation by the employee's leader. It is integrated into the company's HR IT system to track progress over time and follows a comprehensive 360-degree approach, incorporating feedback from internal clients. This structure aims at achieving transparency and fairness throughout the evaluation process.

MANAGERS BY NATIONALITY
% OF EMPLOYEES



- ■ Mexico
- ■ Argentina
- ■ Brazil
- ■ Venezuela
- ■ Colombia
- ■ Guatemala
- ■ Others

91%
OF EMPLOYEES
PARTICIPATED IN THE 2025 REGULAR PERFORMANCE AND CAREER DEVELOPMENT REVIEWS



PROFESSIONAL INTERNSHIPS AT TERNIUM | In 2025, Ternium had 617 interns participating in professional training and development programs across its operations.

The evaluation is reviewed by various committees up to the corporate level, and the results are shared during dedicated feedback meetings to communicate outcomes and identify areas for improvement.

Fostering continuous and transparent communication

Ternium regularly organizes interactive engagement initiatives to communicate its strategy and gather employee feedback. CEO live talks, online town hall meetings and Safe Hour meetings held at the company's facilities are among the mechanisms used to strengthen dialogue and connection with employees.

In addition, Ternium conducts confidential surveys to better understand employees' working experience and their perceptions of the company's management, leadership and culture. These surveys help monitor employee satisfaction and provide valuable insights to support continuous improvement initiatives.

In April 2025, Ternium carried out its Employee Opinion Survey for supervisors, hourly employees and technicians, reaching more than 16,000 employees. The survey achieved an 85% participation rate across the company and generated more than 23,000 comments. The process was conducted through an external platform to ensure the confidentiality of responses. The survey addressed key topics related to workplace climate and employee well-being, including training, development, diversity, communication, collaboration, feedback, treatment and respect, among others.

RISKS

Some of the risks associated with human resources management, as well as Ternium's approach to each topic, are detailed below:

▪ Talent attraction, retention and engagement: It is key to build a robust talent pipeline, an appealing employment proposition and develop growth opportunities to sustain and inspire our workforce. To tackle this challenge, Ternium implements comprehensive talent attraction strategies, including university outreach and assessments nationwide (in Argentina), participation in job fairs and public events (in Mexico) and engagement with universities across the countries where it has operations. Furthermore, in terms of retention, the company strives to provide competitive economic conditions, foster work-life balance and encourage continuous employee development to ensure adequate retention levels.

▪ Conduct and culture: A hostile work environment characterized by bullying, harassment, unsafe practices, or fraudulent behavior, all of which are incongruent with our corporate values, can severely tarnish the company's reputation and lead to costly legal consequences. Ternium addresses such issues by implementing specific procedures to detect, investigate and appropriately sanction behaviors that violate the company's Code of Conduct.

▪ Succession and key personnel risk: Inadequate succession planning and the risk of key talent loss can leave the company overly reliant on specific individuals, potentially resulting in significant disruptions if these individuals are unable to fulfill their roles. As part of its performance management process and annual evaluations, Ternium conducts a thorough analysis of succession plans.

16,000+ supervisors, hourly employees and technicians participated in Ternium's 2025 Opinion Survey, achieving an 85% participation rate and generating more than 23,000 comments globally.

▪ Obsolete skills: Discrepancies in workforce skill sets, arising from rapid digitization and automation, may hinder the achievement of business objectives. To remain at the forefront, Ternium offers numerous training programs, both internally and externally, overseen by Ternium University and the Talent Management team.

HUMAN RIGHTS POLICY

Ternium is committed to conducting its operations in an ethical and transparent manner that is consistent with human rights principles, fostering and promoting respect for fundamental rights and the dignity of people.

Ternium is committed to acting in accordance with the Universal Declaration of Human Rights, the principles established in the Declaration of Fundamental Principles and Rights at Work of the International Labor Organization and the United Nations Global Compact, as well as all applicable human rights laws, rules and regulations in the jurisdictions where it carries out its activities.

Without limitation, Ternium adheres to the following principles:

_ Respect for freedom and human dignity.
_ Prohibition of child labor, forced or compulsory labor, slavery and servitude.
_ Prohibition of cruel, inhuman or degrading treatment or punishment.
_ Promotion of safe and healthy working conditions, in accordance with our Occupational Health and Safety Policy.
_ Respect for labor rights established in local laws, including freedom of association and collective bargaining.
_ Promotion of diversity and prohibition of all types of discrimination or harassment, based on race, gender, sexual orientation, religion, nationality or ethnic origin, age, political beliefs, physical characteristics or other conditions or causes identified and prohibited in our Privacy Policy, Diversity and Harassment-Free Work Environment and in applicable legal standards and international conventions.
_ Promoting the development of the company's employees, offering training and education opportunities.

In the event that the national legislation and regulations applicable to Ternium's different operations differ from the principles and commitments contemplated in this Policy, Ternium will consider the applicable provisions that are more strict and rigorous.

Ternium values and respects the cultures and traditions of the communities in which it operates and actively works to consider the health, safety, environment, human rights and economic well-being of these communities in all of its operations.

Ternium recognizes that understanding and commitment to human rights are fundamental to corporate culture. For this reason, this Policy must be properly disseminated internally and be available for consultation on the company's official communication channels. Ternium is committed to collaborating so that its employees understand and act in accordance with the principles and values of this Policy, and encourages them to request advice from the Human Resources Department, Internal Audit or the Legal Service on how to interpret and apply it in certain situations.

This Policy applies to Ternium, its Subsidiaries, companies and third-party associations controlled by Ternium, as well as all of their respective directors, officers and employees.

Furthermore, Ternium expects all members of its supply chain to share Ternium's values and principles regarding labor, human rights and community relations. These factors will be considered at the time of contracting, as established in the Sustainable Supply Policy and the Ternium Supplier Code of Conduct.

Ternium will not tolerate any behavior that is not consistent with the principles and values reflected in this Policy, whether on the part of its own employees, its suppliers or third parties that collaborate with the company.

Ternium encourages the use of the Transparent Line to report any possible violation or violation of this Policy and is committed to investigating and effectively addressing complaints received.

September 2023

Máximo Vedoya
Chief Executive Officer

(*) For the purposes of this Policy, "Subsidiary" means any entity in which Ternium SA owns, directly or indirectly, more than 50% of the shares with voting rights and "control" means the possession, directly or indirectly, of the sufficient power to approve or impose the application of principles and provisions similar to those contained in this Policy.

COMMUNITY ENGAGEMENT

SUSTAINABLE DEVELOPMENT GOALS















1 NO POVERTY
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES
11 SUSTAINABLE CITIES AND COMMUNITIES
17 PARTNERSHIPS FOR THE GOALS

Escola Técnica
Roberto Rocca

GOALS & ACTIONS

2025 KPIs

GOALS
- To improve education at all levels in our immediate and broader communities, with focus on technical training.
- To encourage creativity and innovation through culture.
- To preserve and promote our community's identity and heritage through cultural initiatives.
- To support local healthcare institutions and extend medical assistance to the communities whenever possible.
- To procure ongoing support in times of crisis, by addressing the community's needs in areas such as health, education and humanitarian aid.

ACTIONS
- Implementation of STEM (Science, Technology, Engineering, Maths) education programs in elementary, middle and high schools.
- Construction and operation of technical schools in Pesquería (Mexico) and Santa Cruz (Brazil).
- Reinforcement of math content, certified technical training, and industrial internships in high schools.
- Modernization of public technical schools' facilities and labs.
- Grant of financial awards for academic performance for high school and undergraduate students.
- Organization of cultural events, including film festivals, photography exhibitions and music performances.
- Collaboration on health campaigns tailored to local needs, while promoting healthy lifestyles and well-being.

$51 MILLION SPENT IN COMMUNITY PROGRAMS

88% OF COMMUNITY BUDGET ALLOCATED TO EDUCATION

15,590 BENEFICIARIES OF EDUCATIONAL PROGRAMS

2,217 PARTICIPANTS IN VOLUNTEERS PROGRAMS

OUR INDUSTRIAL PROJECT IS ANCHORED IN THE COMMUNITY'S DEVELOPMENT

At Ternium, we believe our industrial project can only succeed if the communities where we operate grow alongside us. We aim for inclusive growth and development in the communities where we work and live, promoting a culture that rewards merit and encourages both academic and personal effort.

GOVERNANCE

Ternium's community programs are developed in collaboration with the Techint Group, fostering an international network of support and development across all affiliated companies. The Techint Group Community Relations team is responsible for coordinating global programs, defining strategic approaches, sharing best practices and providing guidance on continuous improvement to enhance quality and efficiency across all initiatives.

OUR STRUCTURE
COMMUNITY RELATIONS GOVERNANCE



BOARD OF DIRECTORS

CHIEF EXECUTIVE OFFICER (CEO)

COMMUNITY RELATIONS TERNIUM

MEETINGS
At least once a year

PARTICIPANTS
- Community Relations local teams
- Communication teams
- Regional Presidents

Coordinated with Community Relations from Techint Group

ACTIVITIES
- Global budget proposal according to community development long-term strategy
- Implementation of global and local programs
- Review of the progress of the community programs and key performance indicators.
- Organization of local activities to enhance community engagement.

CRITICAL RISKS COMMITTEE (CRC)

MEETINGS
At least three times a year

PARTICIPANTS
The composition of the Critical Risks Committee (CRC) is described in detail in the chapter "Corporate Governance" of this Report

ACTIVITIES
- Identification and assessment of risks
- Follow up of mitigation and action plans
- Presentation of critical risks report to the Board of Directors (once a year)

At Ternium, Community Relations teams are part of the Human Resources departments of each local company. These teams implement programs locally, measure their impact, engage with community stakeholders and assess specific local needs to ensure meaningful and effective contributions. These plans are reviewed at least once a year with regional Presidents and the company's CEO to align efforts with strategic priorities.

STRATEGY AND PERFORMANCE 2025

We have seven strategic global programs that are implemented locally and tailored to the specific needs of the communities where we live and work. These include: four educational programs named after Roberto Rocca, one of The Techint Group founders; two art and cultural programs that foster innovation and creativity and strengthen local identities by preserving memory and celebrating diversity; and a volunteer program primarily focused on improving the facilities of public schools in the communities where we operate.

At the local level, the company also carries out sports and wellness activities, as well as health, social welfare, environmental and sustainable development initiatives.

In 2025, Ternium invested $51.5 million in its community relations program, including a $7 million donation made directly by Techint Group foundations to support programs in Argentina and the construction of the Roberto Rocca Technical School in Santa Cruz, Brazil. Of this total, 88% was invested in our education programs, benefiting more than 15,590 students.

Roberto Rocca Technical Schools Network

The Roberto Rocca Technical Schools are a network of three technical schools within the Techint Group, established with a long-term vision of providing advanced technical education, creating equal opportunities and contribute to the progress of communities near the companies' production facilities. The first Roberto Rocca Technical School, established

by Ternium's sister company, Tenaris, began classes in 2013 in Campana, Argentina. Ternium later opened its first school in Pesquería, Mexico, in 2016, followed by the recent opening of its second school, in Santa Cruz, Brazil, which welcomed its first students in 2025.

These schools offer education between the ages of 15 and 18 years old, with specializations in Mechatronics and Electromechanics. All students receive scholarships based on financial need to ensure equal access. The educational pathway has a strong foundation in key subjects such as Mathematics and Language, followed by the opportunity to pursue a Technical High School diploma at the same institution.

The Network's educational model is anchored in four pedagogical principles: academic excellence, active learning, experiential learning and collaborative

"We believe industrial growth is only sustainable when it goes hand in hand with community development. That is why we promote technical education programs that create opportunities, strengthen local talent and foster real social mobility for future generations."



ERIKA BIENEK
COMMUNITY RELATIONS
GLOBAL DIRECTOR, TECHINT
GROUP

TERNIUM'S ROBERTO ROCCA TECHNICAL SCHOOLS
OF STUDENTS



- ■ Roberto Rocca Technical School's students
- ■ Other community' students

Note: Figures represent the number of students at the end of the corresponding academic year. For Mexico, figures correspond to June 2025, and for Brazil, to December 2025.

95% completion rate
at Roberto Rocca Technical School in Pesquería, Mexico, reflecting its strong commitment to quality technical education and opportunities for higher education.

learning, all upheld within the context of a positive, safe school environment, and a culture of physical and industrial safety. In 2025, the Roberto Rocca Technical School network was invited by the Institute for the Future of Education of the Monterrey Institute of Technology (TEC), Mexico, to share its educational model and impact.

Roberto Rocca Technical School in Pesquería, Mexico
Since its opening in 2016, the school has graduated 874 young electromechanical and mechatronics technicians, including students from the cohort that completed the 2025 school year. Originally built with a capacity for 384 students, it was later expanded to increase its impact. In August 2025, the school incorporated the middle school level, welcoming 128 students (ages 13-15) and 474 technical high school students for the new academic year.

Its high completion rate of 95% reflects the institution's strong commitment to quality technical education and student engagement. In addition, some graduates benefit from the Roberto Rocca University Scholarship program, which supports them in pursuing higher education studies.

A key component of the project-based learning methodology is the presentation of STEM initiatives at science fairs and participation in international competitions. In 2025, students presented more than 345 STEM projects. The school's Robotics Team achieved 12th place among 67 international teams and ranked as the 4th best Mexican team at the WER World Championship in Shanghai, China. In addition, three students presented "Hytec," a biomimetic wind technology project inspired by the *Mobula birostris* manta ray, at the MILSET Expo-Sciences in Abu Dhabi, United Arab Emirates, while two students won first place in the Rope Crawler Tournament, an international robotics competition organized by the Monterrey Institute of Technology (TEC), Mexico.

The school also serves as a bridge between students and industry, supporting their transition into the job market by providing opportunities to solve real-world challenges under supervision. In 2025, 155 final-year



ROBOTICS WORKSHOP AT ROBERTO ROCCA TECHNICAL SCHOOL

Students at Roberto Rocca Technical School in Pesquería, Mexico, during a hands-on robotics training session.

students completed internships at 15 companies within their community, including 52 students who carried out their internships at Ternium.

The Roberto Rocca Technical Schools maintain high academic standards through external evaluations, continuous teacher development, and regular feedback from the school community.

To benchmark educational quality, the school participates in recognized assessments, including the TEC selection tests for its Leaders of Tomorrow program, where students outperformed the applicant pool in both mathematics and leadership. In addition, in the Nuevo León Aprende test, conducted by the State Department of Education, the school achieved top results in communication, mathematics and science among private institutions in the region.

Continuous teacher training and performance evaluation are central to the model. From July 2024 to June 2025, more than 2,800 hours of training were provided to the technical school's teachers and staff. Furthermore, during 2025, the Roberto Rocca Technical School served as a training partner for the TEC in the preparation of 16 future educators and provided 105 teachers from public technical schools with training in industrial safety through an agreement with the Secretariat of Education of Nuevo León.

For the broader community, the school also serves as a Technical Training Center, offering courses in electromechanics, machine tools, welding and electricity. In addition, it operates as a certification center for SolidWorks and FESTO, certifying students from other schools in Industry 4.0-related skills and knowledge. During the school year, the Technical Training Center reached more than 1,640 people, including employees from partner companies, technical students and teachers from the public education system.

The school also offers Mathematics and Language courses for 335 middle school students preparing to enter high school and organizes the School for Parents program, which addresses educational challenges faced by children and their families.

1,640+
PEOPLE
REACHED BY THE TECHNICAL TRAINING CENTER IN PESQUERÍA, MEXICO, DURING 2024-2025 SCHOOL YEAR.

83%
AVERAGE POSITIVE RATING
IN 2025 SURVEY AT ROBERTO ROCCA TECHNICAL SCHOOL IN PESQUERÍA, MEXICO.

Every year, the school gathers feedback from students, parents and staff. In 2025, surveys showed an average positive rating of 83%, supporting continuous improvement efforts and the development of future action plans.

Roberto Rocca Technical School in Santa Cruz, Brazil
In 2023, Ternium launched the construction of a new Roberto Rocca Technical School in Santa Cruz, Brazil, designed to accommodate 576 students specializing in Mechatronics and Electromechanics. In 2025, the school officially opened its doors and welcomed its first class of 192 first-year students, with female students representing 48% of enrollment and male students 52%. The campus includes 18 laboratories, 13 classrooms, an auditorium, a cafeteria, a gymnasium and additional facilities that support students' academic and personal development.

During its first year of operation, the school held its first STEM Project Fair, where students presented 48 projects focused on community development and sustainability. Inspired by real challenges faced in their community, students developed initiatives such as a water-level sensor for flood prevention, as well as projects aimed at reducing waste generation and energy overload.

In 2025, 183 students from the Roberto Rocca Technical School participated in the Brazilian Mathematics Olympiad, with 12 advancing to the final stage. Additionally, 60 students took part in the Brazilian Financial Mathematics Olympiad, where 18 received honorable mentions for their performance. The school also conducted its first satisfaction survey among students, families, teachers and staff to assess the school environment. In 2025, a total of 368 people responded to the survey, which achieved a favorable rating of approximately 83%.

Teacher development is a core component of the educational model. During 2025, more than 3,650 hours of training were provided to teachers and staff. Teachers are also evaluated through student feedback surveys, the use of active teaching methodologies, class quality assessments and evaluations conducted by school authorities.

Roberto Rocca Technical Gene Program

The Roberto Rocca Technical Gene Program supports public technical schools in bridging the gap between graduates' education and industry requirements. Leveraging the experience developed through the Roberto Rocca Technical Schools, the program provides training in Industry 4.0 skills, facilitates internships and supports the modernization of school equipment and infrastructure. It is currently present in seven schools across three countries, reaching 2,805 students and teachers.

In 2025, 439 students from technical schools in Monterrey (Mexico), Santa Cruz (Brazil), Ramallo (Argentina), and San Nicolás (Argentina) completed trainings in pneumatics, electropneumatics, hydraulics and automation, developed in partnership with FESTO. This initiative strengthened participants' technical capabilities and enhanced their employability. In addition, over 2,400 participants completed basic technical courses and more than 290 attended safety training programs.

For the first time, students from the Roberto Rocca Technical Schools and nine schools participating in the Roberto Rocca Technical Gene program in Argentina, Brazil, Colombia, Italy and Mexico took part in SteelChallenge, a global competition organized by the World Steel Association focused on sustainable steel production using an electric arc furnace simulator.



STUDENTS PARTICIPATE IN STEEL CHALLENGE

Students from Roberto Rocca Technical School in Pesquería, Mexico, took part in the Steel Challenge competition, developing technical and problem-solving skills through steelmaking process simulations.

During the year, Ternium continued to invest in upgrading school infrastructure and equipment. We renovated two computer labs and incorporated industrial simulator licenses for the benefit of 1,049 students and 36 teachers at the CECYTE Technical School in Monterey (Mexico), completed the construction of three electronics classrooms at Technical School Nro.6 in San Nicolás (Argentina) and built and equipped a FESTO Hydraulics Laboratory and a Electricity and Automation Laboratory at the Universidad Tecnológica Nacional of San Nicolás (Argentina). The company also opened its industrial facilities to 215 students from these communities to carry out internships, providing valuable hands-on experience in real operating environments.

1,378

SCHOLARSHIPS
GRANTED IN 2025 TO
SUPPORT STUDENTS

$4.2

MILLION INVESTED
IN 2025 IN CULTURAL
INITIATIVES

Roberto Rocca After School Program

The Roberto Rocca After School Program is a non-formal education initiative focused on STEM and arts, aimed at strengthening basic literacy and socio-emotional skills among children and youth aged 6 to 15. Delivered in schools after regular hours, the program follows an experiential learning approach that fosters curiosity and sustained interest in these subjects, encouraging long-term development. It is currently implemented in ten schools across three countries, reaching 888 regular students.

To strengthen the link between technical education and industrial culture, students participate in project exhibitions that showcase their learning and creativity. Among these initiatives, students from Ramallo (Argentina) created floating devices for planting seeds, analyzing which combination of nutrients best supports plant development, while students from Monterrey (Mexico) developed a wireless alarm system.

In 2025, results from an assessment developed by Harvard University's PEAR Institute to measure STEM and 21st-century skills confirmed the program's positive impact: 89% of students reported improvements in perseverance, 88% in critical thinking and 81% in their interest in STEM careers.

Roberto Rocca Scholarships Program

The Roberto Rocca Scholarships Program was launched in Argentina in 1976 to promote academic excellence and commitment among high school students in Ternium's communities. In 2005, it was expanded to include undergraduate students, with a focus on encouraging careers in applied sciences and engineering. In addition to academic performance, the program considers the socioeconomic background of applicants, reflecting the company's commitment to equal opportunities and the role of education in enabling upward social mobility.

In 2025, the program awarded a total of 1,378 scholarships, including, for the first time, 100 students from the communities of Ipatinga, Itatiaiuçu and Cubatão.

Art and culture Programs

Art and culture are a source of innovation and a means to celebrate diversity while exploring the complexities of human experience. In 2025, the company invested $4.2 million in cultural initiatives.

In Argentina and Mexico, Ternium organized Film Festivals that brought together more than 14,800 attendees to enjoy films selected by Fundación PROA. The company also continued developing its Photographic Archives initiatives in Argentina, which collect and preserve historical image repositories and make them accessible to communities through social media, exhibitions, outdoor displays and fairs.

In Brazil, Usiminas strengthened its presence in Ipatinga, Itatiaiuçu, Cubatão, Belo Horizonte and São Paulo through projects supported by Cultural Incentive Laws. In Ipatinga, the Usiminas Cultural

ROBERTO ROCCA SCHOLARSHIPS PROGRAM
OF SCHOLARSHIPS



	2021	2022	2023	2024	2025
Undergraduated + PhD students	379	399	440	470	208
High-Shcool students	804	789	973	1,074	1,170

■ High-Shcool students   ■ Undergraduated + PhD students



TERNIUM LATIN AMERICAN FILM FESTIVAL
Film Festivals bring acclaimed films from across the region to communities in Argentina and Mexico, promoting cultural exchange and access to Latin American cinema.

~14,800
ATTENDEES
IN 2025

Center and the Zélia Olguin Theater welcomed more than 154,000 people across 479 events, while the Memory Center engaged more than 11,000 visitors through activities focused on industrial culture and the preservation of the Vale do Aço heritage.

Volunteers in Action Program

The Volunteers in Action program is a special effort in which Ternium's employees team up with local communities to improve the infrastructure of their schools. The goal is to make a lasting impact by refreshing learning spaces, updating furniture, painting and improving shared areas. During these days of solidarity, Ternium's volunteers work alongside teachers, students and community members who generously donate their time to improve the schools. This program shows how coming together can create a positive change for everyone.

VOLUNTEER PROGRAM
OF PARTICIPANTS

2,500
2,000
1,500
1,000
500
0
262
1,390
1,488
1,746
2,217
2021
2022
2023
2024
2025

In 2025, 2,217 volunteers from Ternium worked to transform 15 schools in Argentina, Brazil, Colombia, México and Uruguay. Improvements were made to classrooms, laboratories, dining areas, playgrounds and, in many cases, furniture was replaced, benefiting 4,907 students.

Local Programs

Sports and fitness for a healthy lifestyle

As part of its commitment to promoting a healthy lifestyle, Ternium has a tradition of organizing the annual 10K Ternium race in the communities surrounding its facilities. In 2025, this event took place in San Nicolás (Argentina), Rio de Janeiro (Brazil) and Monterrey (Mexico), attracting the enthusiastic participation of over 12,500 people. The funds raised through the race, together with the company's contribution, exceeded $150 thousand and were donated to local charitable institutions.

In Argentina the Inter-School Tournaments program, promoted by Ternium in collaboration with the Physical Education Centers of San Nicolás and Ramallo, celebrated its 31th anniversary in 2025. This sporting event brings together all secondary and special education schools in each district, encouraging students to participate in disciplines such as soccer, 3x3 basketball, volleyball, athletics, handball and table tennis in a spirit of camaraderie and inclusion. The program aims to encourage regular sports participation beyond school, promote healthy competition and instill values such as respect, tolerance and integration between public and private schools. As part of this initiative, Ternium provided sports equipment items to participating schools. In the 2025 edition, 8,441 students from 87 schools took part in the tournaments.

In Mexico, the 12th edition of the Copa Ternium brought together 250 students from the municipalities of Santa María Coronango, San Pedro Tlaltenango, and San Miguel Xoxtla in the state of Puebla. During the two-day event, primary school children showcased

their skills in soccer, basketball and chess. This event promotes physical activity, teamwork and social cohesion among the youth living near our Largos Puebla plant in Xoxtla.

Health and social welfare

In Monterrey, Mexico, Ternium provides medical services to its employees and their families through Hospital Clínica Nova (HCN). The hospital offers a wide range of services, including preventive medicine, primary care, specialized care, emergency services, hospitalization, and diagnostic and treatment support. HCN is certified under ISO 9001:2015, covering hospital, surgical, outpatient, diagnostic support and primary care services. For more information about HCN, please refer to the Occupational Health and Safety Management chapter of this document.

The company also operates Clínica Aquila, providing primary medical care to the community of Aquila and the surrounding mining areas in the state of Michoacán. During 2025 this center offered free nursing and dental services for 3,819 inhabitants of Aquila and its surrounding areas. Additionally, it handles emergencies and has an ambulance service, ensuring urgent transfers to specialized medical units in the state of Colima when needed.

Environment and sustainable development

In 2025, Ternium carried out several environmental and community-focused initiatives in Mexico to promote sustainability and support local well-being.



WATER FOR YOUR COMMUNITY PROJECT

As part of this project, a rainwater harvesting system was installed at a school in the Aquila community, Mexico, to provide water for school use.

400,000+ trees planted
in Cumbres de Monterrey National Park over the past three years through Ternium's reforestation initiatives in partnership with local organizations in Mexico.

The company installed 18 rainwater harvesting systems in eight schools and 10 homes near its plants in Puebla, Michoacán and Nuevo León. These systems benefit over 1,078 people and collect around 1.9 million liters of water annually, significantly reducing water consumption. At the same time, Ternium worked with local governments to revitalize urban spaces, transforming areas near its Guerrero and Alzada plants into green, recreational spaces with tree planting, new infrastructure and community plazas.

Ternium also strengthened its reforestation efforts in partnership with Chipinque Natural Reserve and the Autonomous University of Nuevo León, contributing to the planting of over 400,000 trees in the Cumbres de Monterrey National Park over the past three years. In 2025 alone, more than 400 trees were planted in San Nicolás de los Garza and Monterrey, with the support of over 75 employee volunteers.

Other community activities

As part of its community engagement efforts in Argentina, the company supports selected initiatives under the "Projects that Transform the Community" program, launched in 2018 by the Academia de Desarrollo Institucional and the San Nicolás Development Agency. The program prioritizes plans that promote sustainable improvement, social inclusion, environmental awareness, and long-term knowledge building. Seventeen proposals were submitted and each of the three winning projects received six million Argentine pesos (approximately $5,300) to help implement their initiatives.

RISKS

Steelmaking and mining are highly regulated activities, subject to extensive environmental, health and safety and permitting requirements at the local, provincial and national levels. As these regulations continue to evolve and become more stringent, Ternium must continuously monitor compliance and adapt operating practices in order to meet applicable standards.

At the same time, growing public attention to environmental issues, which may be shaped by



**REFORESTATION EFFORTS
IN MEXICO**

Ternium's employees and community partners participate in reforestation initiatives to help restore green areas and strengthen local ecosystems in Mexico.

political or social pressures and driven by public policy agendas focused on environmental concerns, may increase scrutiny of industrial operations and lead to inspections, administrative actions, litigation or other measures, even where allegations are ultimately unfounded or operations are found to be in compliance.

Ternium is committed to maintaining strong relationships with local and native communities in the regions where it operates. In the case of its mining operations, the company complies with all regulatory requirements, including prior consultations when necessary, and engages in open dialogue with stakeholders to address concerns and strengthen long-term collaboration. However, mining operations depend on government concessions and permits, which may be subject to changes in regulations, legal claims, or negotiations with communities

and landowners. While Ternium actively works to maintain agreements, internal disputes within communities or actions taken by interest groups could lead to temporary disruptions, increased costs, or legal challenges affecting operational continuity.

In Mexico, security concerns in certain regions have presented additional challenges. In recent years, rising violence in areas where Ternium operates, such as Aquila and Jalisco, has impacted on mining activities, at times leading to temporary suspensions. The company continuously monitors these situations and takes the necessary measures to safeguard its employees, protect its assets and maintain business continuity, while upholding its commitments to local communities.

For further details on community-related risks, please refer to Ternium's latest 20-F filing.

COMMERCIAL POSITIONING AND THE VALUE CHAIN

SUSTAINABLE DEVELOPMENT GOALS

   

GOALS & ACTIONS

2025 KPIs

GOALS

▪ To enhance Ternium's competitiveness by:
 _ Offering a full range of products.
 _ Achieving operational excellence.
 _ Developing differentiated commercial services and a strong
   distribution network.
▪ To develop Ternium's value chain (ProPymes Program):
 _ To improve competitiveness, focusing on productivity.
 _ To encourage investments in capital goods.
 _ To enhance the export capacity of SMEs.
 _ To promote import substitution.
 _ To support SMEs in their sustainable development journey.

ACTIONS

▪ Upstream and downstream projects at the Pesquería facility to
  integrate our industrial system and broaden our product offering.
▪ Improvement of commercial services and expansion of the
  distribution network.
▪ Development of new products.
▪ Investments in R&D capabilities (Ternium Lab) and participation
  in external industrial projects.
▪ Incorporation of cutting-edge technologies throughout our
  production process.
▪ Development and expansion of the ProPymes program:
 _Collaboration in the execution of industrial and product quality
   projects.
 _Development of training courses tailored to the needs of SMEs
   in collaboration with local institutions.
 _Granting financial assistance for technological improvements and
   collaboration in the link between the financial sector and SMEs.
 _Collaboration in identifying business opportunities and expanding
   end-markets for SMEs.

$2.5
BILLION
IN CAPITAL EXPENDITURES

$21.8
MILLION INVESTED
IN PRODUCT RESEARCH
AND DEVELOPMENT

2,400
SMEs
IN THE PROPYMES
PROGRAM

18
TRAINING HOURS
PER PERSON
A YEAR BY THE PROPYMES
PROGRAM

94
TECHNICAL SCHOOLS
SPONSORED THROUGH
PROPYMES "TECHNICAL
GENE" INITIATIVE

OUR BUSINESS STRATEGY TO ENHANCE TERNIUM'S COMPETITIVENESS

Three main drivers compose Ternium's business strategy: the pursuit of strategic growth opportunities, a focus on sophisticated value-added products and a relentless quest for competitive industrial operations. Ternium aims to enhance stakeholder value by further consolidating its position as the leading steel producer in Latin America and a strong player in the Americas, while increasing its differentiation and strengthening its competitiveness.

Pursuing strategic growth

Ternium has a strong track record of expanding its business through a combination of strategic acquisitions and organic growth, strengthening its industrial footprint and enhancing its ability to serve customers.

Key recent investments include:

- 2017: Acquisition of a steelmaking facility in Rio de Janeiro, Brazil (Ternium Brasil), adding 5.0 million tons of annual slab capacity.
- 2019: Commissioning of hot-dipped galvanizing and painting lines in Pesquería, Mexico.
- 2021: Start-up of a hot-rolling mill in Pesquería, Mexico, enhancing integration between slab production in Brazil and downstream operations in Mexico.

CORPORATE STRUCTURE

TERNIUM'S ORGANIZATIONAL STRUCTURE AND MAIN SUBSIDIARIES


Ternium – Luxembourg
71.3%
Ternium Mexico – Mexico
28.7%
62.6%
Ternium Argentina – Argentina
32.8%
Usiminas
4.8%
100%
Ternium Brasil – Brazil
100%
Ternium Colombia – Colombia
100%
Ternium del Atlántico – Colombia
51%
Tenigal – Mexico
99.8%
Ternium Internacional Guatemala – Guatemala
0.2%
100%
Ternium USA – USA

- 2023: Acquisition of 68.7 million shares of Usiminas, increasing participation in the control group to 51.5% and leading to its full consolidation in Ternium's financial statements.

- 2024: Commissioning of a 550,000 tons/year pickling line and finishing lines in Pesquería, Mexico.

- 2026: Acquisition of Tubos Argentinos S.A., a pipe and profile manufacturing service center with 42,000 tons of annual sales that runs industrial facilities in the Province of Buenos Aires and in the Province of San Luis in Argentina.

- 2026: Acquisition of the remaining NSC Group stake in Usiminas, increasing Ternium's participation in Usiminas' control group to 83.1%.

- 2026: Start-up of a galvanizing line and a cold-rolling mill (0.6 and 1.6 million tons/year capacity, respectively), in Pesquería, Mexico.

- Under construction: New electric arc furnace-based steel shop, including an RH degasser and a two-line slab caster (2.6 million tons/year capacity), together with a DRI module with an annual capacity of 2.1 million tons in Pesquería, Mexico.

These investments not only expand Ternium's production capacity and technological capabilities but also support the development of high-specification steels for demanding applications—particularly in the automotive industry—while addressing customers' increasing demand for lower emission-intensity products.

Developing sophisticated value-added products

Ternium's research and development efforts focus on expanding its portfolio of advanced steel products, collaborating with customers on component design, and developing technologies to support decarbonization and circularity.

The company operates research centers in Mexico, Brazil, and Argentina, where it conducts product

testing and process simulations. In Mexico, Ternium Lab serves as a regional R&D hub, with capabilities in physical modeling, industrial process simulation, robotic testing, and material characterization. It works closely with automotive customers, providing performance data for product design, including weldability, deformation, and energy absorption. Complementing these capabilities, Ternium operates a component design laboratory and a galvanizing simulator in Pesquería, enabling full-scale testing of forming, welding, and coating processes.

Ternium also participates in global collaboration networks with industrial consortia, universities, and research institutions. As part of the Steel E-Motive initiative led by WorldAutoSteel, the



2025 STEEL SHIPMENTS BY COUNTRY AND DESTINATION
%

MEXICO

| 30% | 29% | 41% |

USIMINAS

| 40% | 33% | 27% |

ARGENTINA

| 37% | 16% | 47% |

■ Industry ■ Automotive ■ Construction

INNOVATION AND PRODUCT DEVELOPMENT
ADVANCING STEEL SOLUTIONS THROUGH TECHNOLOGY, RESEARCH AND DEVELOPMENT

Ternium continues to advance its product development capabilities through close collaboration with customers, focusing on safer, more efficient and lower-emission solutions across key industries.

In transportation, Ternium has developed a specialized platform for the safe handling of steel coils, leveraging advanced steel grades to reduce equipment weight. This solution enables lower emissions by optimizing fleet usage, improves safety in logistics operations, reduces road infrastructure impact through better load distribution, and enhances traffic efficiency. The design has been successfully validated through field testing and is ready for large-scale implementation.

In the automotive sector, Ternium is developing innovative steel-based solutions for electric vehicles, including a battery housing designed to protect battery systems under demanding conditions. Traditionally manufactured in aluminum, this component has been re-engineered using advanced steels to deliver high levels of safety, performance and efficiency. Through finite element simulations and impact testing, the design has been optimized for large-scale production while meeting stringent industry standards, positioning steel as a competitive and more sustainable alternative for e-mobility.

In parallel, Ternium has developed and patented a proprietary Clean Steel process, enabling the production of ultra-low nitrogen

steels (below 35 ppm) with superior surface quality for automotive applications. Based on a fully controlled production route—from direct reduced iron (DRI) and electric arc furnace (EAF) processing to vacuum degassing and continuous casting—this technology ensures consistent steel quality and enhanced performance.

Together, these developments reflect Ternium's commitment to innovation, sustainability and delivering high-value solutions tailored to evolving customer needs.



company contributes to the development of advanced high-strength steel solutions for next-generation electric vehicles.

In 2025, Ternium developed new families of high-strength galvanized steels for structural applications in medium and heavy vehicles, as well as a patented battery support box that offers cost and safety advantages compared to aluminum alternatives. Additional developments include high-strength steels with improved stamping performance and fatigue resistance for heavy transportation.

In the energy sector, Ternium continues to develop API-grade steels in Argentina, Mexico and Brazil to support infrastructure for shale oil and gas production. The company is also advancing the development of steels for carbon dioxide transportation pipelines, in coordination with Tenaris, to support carbon capture and storage infrastructure.

As part of its efforts to support innovation in low-carbon technologies, Ternium is facilitating the development of Tulum Energy's pilot plant in Pesquería. The project, carried out by Tulum Energy in collaboration with Tenova, aims to produce turquoise hydrogen through methane pyrolysis, generating hydrogen without direct CO_2 emissions. In parallel, the company is developing industrial applications for solid carbon co-products and advancing slag-based materials to improve circularity, including their use in asphalt production. In Argentina the company is at the concept and engineering stage of a new coke treatment plant that would produce coke with lower moisture content, positively impacting blast furnace productivity, energy consumption and greenhouse gas emissions.

Product Quality Standards

Ternium develops its products and services under a philosophy of continuous improvement, with a strong commitment to excellence in the internal quality control of its products and processes. Its products are manufactured in accordance with proprietary standards, customer requirements and the specifications established by internationally recognized standardization entities, including the International Organization for Standardization (ISO), the American Society for Testing and Materials (ASTM), European Standards (EN), Japanese Industrial Standards (JIS), the Society of Automotive Engineers (SAE), the American Petroleum Institute (API), and the American Society of Mechanical Engineers (ASME).

In addition, Usiminas' steel products for the naval industry are approved by recognized certifying entities such as the American Bureau of Shipping, Det Norske Veritas, Korean Register of Shipping, Nippon Kaiji Kyokai, and Lloyd's Register; and steel products for structural and pressure vessels are certified by institutions such as TÜV NORD, the Argentine Normalization and Certification Institute, and the Argentine National Institute of Industrial Technology.

Ternium's Quality Management System, or QMS, is certified under ISO 9001:2015 and IATF 16949:2016, the latter focusing on the automotive sector. The QMS operates with aligned strategies, objectives, and criteria throughout Ternium's facilities. Annual audits are carried out to maintain the ISO multisite certification, with Lloyd's Register Quality Assurance auditing the QMS of Ternium's subsidiaries and Bureau Veritas Certification auditing the QMS of Usiminas.



PRODUCT CERTIFICATIONS FOR THE AUTOMOTIVE INDUSTRY
OF CERTIFICATIONS

The metallurgical testing laboratories are accredited to perform various relevant technical tests in accordance with ISO/IEC 17025:2017, "General Requirements for the Competence of Testing and Calibration Laboratories," or equivalent standards.

Finally, the company has in place a Product Safety Management program in accordance with IATF 16949:2016, encompassing steel products used in safety components of vehicles. This program aims to contribute to the automotive industry's goal of preventing large-scale product recall events.

"At Ternium, innovation and quality go hand in hand. Through research, technological development and close collaboration with our customers, we continuously work to develop more advanced, efficient and sustainable steel solutions."



CARLOS POLIDORI
CHIEF TECHNOLOGY
OFFICER

Competitive industrial operations

Ternium's implementation of advanced digital technologies has enabled the development of applications that integrate with customers and enhance key operational areas, including safety, maintenance, logistics, planning and administration.

The company has developed a new generation of expert systems to improve process reliability and ensure product quality. Sensors and measurement devices generate large volumes of data, which are analyzed in real time to detect patterns, anomalies and potential quality issues. Based on this analysis, the systems can trigger automated adjustments in the rolling process or alert users to product risks and

maintenance needs. During 2025, Ternium continued advancing the "Ternium Management System," a corporate platform that includes an AI-based conversational assistant focused on industrial and safety processes to support decision-making.

In safety management, Ternium has implemented virtual reality-based training systems for employees involved in high-risk tasks, as well as autonomous safety alert systems that use real-time video analysis to improve workplace conditions. Within the Occupational Health and Safety System (SIASSO), embedded AI is also used to enhance event recording and classification.

In maintenance, Ternium has developed autonomous inspection systems using drone imagery, predictive maintenance analytics and remote expert support. Additional tools support work order generation, intervention safety management, equipment downtime tracking and contractor management. The company is also advancing a platform that integrates equipment history and criticality data to optimize resource allocation and identify synergies across operations.

In logistics, augmented reality solutions enable real-time tracking and identification of products in yards and warehouses. A centralized logistics hub integrates data from automated gates, plants, warehouses and geolocation tools to optimize load capacity, improve loading and unloading efficiency, and reduce transportation costs. This information is also shared with customers, allowing them to track orders and estimated delivery dates online.

Ternium is also advancing an automated production planning system, with progress in scheduling, materials and product logistics, and quality control. This initiative aims to increase productivity, improve equipment utilization and ensure timely deliveries, supported by centralized operations and real-time decision-making tools.

In administrative management, Ternium has implemented an HR chatbot that provides real-time responses to standard queries and procedures, along with tools to support supervisors in team


ROBOT 1
Estado de Robot
Estado de Ciclo
Permisivos
Secuencia de Robot
Limpieza y Deshabilitación
Mantenimiento
Modos de Operación
Origen de Datos
Datos de Bobinas
Lectura OCR
DELL

AUTOMATION SOLUTIONS

Coil marking robot operating at Ternium's facility in San Nicolás, Argentina.

management. In addition, robotic process automation supports over 60 processes across areas such as accounts payables and receivables, sales support and industrial engineering, improving efficiency and resource utilization.

During 2025, Ternium completed the migration to SAP S/4HANA, training over 10,000 users, and continued expanding advanced analytics capabilities and data science training, including the use of AI in industrial processes.

On the customer side, Ternium has consolidated its digital service platform "Ternium Activo" across all countries, with more than 3,800 active users and over 100,000 monthly accesses.

Ternium's Quality Management System, or QMS, is certified under ISO 9001:2015 and IATF 16949:2016, the latter focusing on the automotive sector.

ARGENTINA

TERNIUM AWARDS AT EXPOAGRO 2026

In March 2026, a new edition of Expoagro took place in the Buenos Aires Province, Argentina, showcasing innovations in the agricultural sector. Over 250,000 visitors explored offerings from 700 exhibitors of machinery, supplies and services.

In this context, Ternium recognized agribusiness companies for innovative projects. Out of 29 projects, Ternium granted three gold, two silver and one bronze medals, along with three special mentions for good agricultural practices, industrial design and logistic solutions. Gold Medal winners were selected for their impact on efficiency, safety, environmental care and energy efficiency. These projects are locally made, with more than 60% of their components manufactured in Argentina.

Highlights included Computing Management S.R.L.'s Automatic Seed and Grain Analyzer, Drops Agro's System for Measuring Each Applied Drop, and Talleres Metalúrgicos Crucianelli's Dosing and Distribution System for Pneumatic Fertilizer Spreaders.

The company continues to support local industry and technological innovation.



Strengthening Our Relationship with Customers

We believe Ternium has established strong competitive advantages in its core steel markets. Our industrial footprint, along with a wide network of distribution centers and commercial offices, enhances our ability to offer differentiated logistics and inventory management services. Additionally, our integrated connectivity platform, which supports the entire customer relationship process, allows us to respond to customer needs more efficiently and effectively.

As part of its customer-focused strategy, Ternium regularly measures customer satisfaction across its main markets. The most recent survey, completed in early 2026, showed a positive trend, with satisfaction levels reaching 88% in Mexico (up from 85% in the 2024 survey) and 88.9% in Argentina (up from 84% in the 2024 survey). The survey covered key aspects such as sales and technical services, product quality, new product development, delivery performance, and credit and collections. In addition, CEOs from customer companies were invited to participate, providing a broader perspective on the company's performance.

Overall, the results reflect a consistent improvement in customer perception and reinforce Ternium's commitment to delivering high-quality products and services, supported by its ongoing investments and integrated operating model.

OUR BUSINESS STRATEGY TO DEVELOP TERNIUM'S VALUE CHAIN

Sustainable procurement

Ternium's procurement management is structured around two specialized teams: its internal procurement function, responsible for steel products, and Exiros—a company jointly owned with Tenaris—which manages the sourcing of raw materials and general services.

Leveraging the combined purchasing power of Ternium and Tenaris, Exiros has developed an extensive supplier network, with approximately 92,200 registered suppliers of which 16,700 were active in 2025 (7,200 serve Ternium). To ensure high-quality procurement services, Exiros' management system is certified under ISO 9001.

Both Ternium and Exiros have established policies governing supplier relationships. Ternium requires compliance with its Supplier Code of Conduct and Sustainable Procurement Policy, which set expectations on environmental protection, working conditions, a workplace free from harassment and discrimination and adherence to ethical and legal standards. These principles are also embedded in contractual terms and conditions. Exiros follows similar policies, available on its website.

Before engaging a new supplier, Ternium conducts a risk assessment to ensure compliance with its Code of Conduct and applicable regulations. Suppliers are required to complete a questionnaire including questions regarding human rights and their engagement in sanctioned countries, complemented by external checks. Whenever risks are identified, additional due diligence is carried out with the Business Conduct Compliance team.



INTEGRATED PORT INFRASTRUCTURE | The slab plant in Rio de Janeiro has its own port facilities, supporting efficient logistics and export operations.



ACTIVE SUPPLIERS BY COUNTRY
OF SUPPLIERS



CONTRACTUAL PAYMENTS TERMS
%



Specific procedures also apply to third parties acting on behalf of the company.

In terms of safety, Exiros conducts audits of service providers based on the risk level of their activities. These audits are required for contract award and renewal and are key to long-term risk management. As of April 2026, 100% of active service providers had been audited and certified under health and safety, including 318 audits conducted in 2025.

To further strengthen ESG risk management in the supply chain, Exiros has incorporated the Open-es platform, which provides ESG assessments based on questionnaires, public data and expert analysis. As part of its initial implementation, 35 suppliers were invited to complete an assessment or provide equivalent certifications; 22 (63%) have done so. This initiative aims to enhance supplier evaluation, identify improvement opportunities, and support the development of corrective action plans where needed.

Finally, as part of our sustainable sourcing practices and ongoing efforts to improve the accuracy of Ternium's GHG inventory, we annually collect emissions intensity data from raw material and steel suppliers. Through this campaign, we aim to engage the highest possible share of Scope 3 Category 1 suppliers, ensuring coverage of at least 90% of the emissions included in our inventory.

Payment Practices
ESRS G1-6

Ternium's business model relies on an extensive supplier network across markets with significant regional and country differences.

Payment terms vary primarily by country and supplier and are not defined by supplier category. In 2025, the average contractual payment term for accounts payable was 28.8 days.

Management of Conflict Minerals

Ternium has implemented a Procedure for Compliance with Conflict Minerals (sourced from regions characterized by armed conflict and human rights abuses), which includes an annual reasonable country of origin inquiry (RCOI). This form aims at determining whether any conflict minerals necessary for the functionality or production of Ternium's products, whether manufactured by Ternium or by third parties contracted by Ternium, may have originated in a covered country. All responses to the RCOI Form are thoroughly reviewed by Ternium. If necessary, potential conflict minerals suppliers are asked to provide additional information or clarifications.

Only a negligible portion of Ternium's products (representing less than 1% of the company's sales) could theoretically contain conflict minerals. In 2025, Ternium identified and surveyed 36 potential conflict minerals suppliers. As of the present date, 100% of the surveyed potential conflict minerals suppliers have confirmed that none of their products, including raw materials, contain conflict minerals originating from a covered country.

In addition to the RCOI Form, the Procedure incorporates conflict-minerals-free-sourcing clauses, which have been included in Ternium's General Terms and Conditions for the Purchase of Goods and Services.

Based on the information obtained through the aforementioned procedures as of the present date, Ternium has no reason to believe that any products manufactured by Ternium or contracted by Ternium to be manufactured by third-parties contain conflict minerals, necessary for the functionality or production of such products, which have originated from a covered country.

For more detailed information, please refer to Ternium's SD Form submitted to the SEC.

100% of the potential conflict minerals suppliers surveyed by Ternium in 2025 confirmed that their products and raw materials do not contain conflict minerals originating from covered countries.

Creation of SMEs network

Ternium supports small and medium-sized enterprises (SMEs) across its value chain through the ProPymes program. The initiative brings together SMEs from the metalworking and energy industries, including both customers and strategic suppliers.

The program was launched in Argentina in 2002 in response to the country's economic and institutional crisis (in 2001) and has since expanded to Mexico. From the outset, it has sought to strengthen the industrial ecosystem by fostering strategic knowledge-sharing and collaborative learning between large companies and SMEs, helping build a strong and sustainable industrial network. By 2025, the program engaged more than 2,400 companies in Argentina and Mexico, including businesses within the supply chains of Tenaris, Tecpetrol, and Techint Engineering, affiliates of Ternium.

The ProPymes program is built around three core pillars designed to strengthen the industrial ecosystem and promote the transfer of knowledge and best practices: technical assistance, training, and Technical Gene.

1. Technical Assistance

ProPymes provides tailored support to SMEs to help them address operational challenges, improve competitiveness and identify growth opportunities. Through a network of specialists and consultants, companies receive assistance across eight main areas:

- Industrial assistance: Focused on improving productivity, operational efficiency, logistics, plant layout, maintenance, quality management, certifications, lean manufacturing, welding, painting and workplace safety. These programs help SMEs optimize processes, reduce costs and strengthen industrial performance.

- Financial assistance: Designed to facilitate access to financing solutions that support productive investment and business growth. This includes refinancing programs for machinery, industrial infrastructure and working capital, as well as export financing under preferential conditions for companies producing export-oriented goods. ProPymes also works with financial institutions to help SMEs secure competitive financing tailored to their investment plans.

- Commercial assistance: Support related to commercial strategy, marketing, participation in trade fairs and compliance with international technical standards such as CE (Conformité Européenne) marking, helping SMEs strengthen their market presence and expand business opportunities.

- Systems assistance: Guidance in the evaluation, selection and implementation of management



SME PARTICIPATION IN THE *PROPYMES* PROGRAM
OF PARTICIPANTS



***PROPYMES'* SPONSORED INDUSTRIAL PROJECTS**
OF PROJECTS

systems. These programs help companies modernize processes, integrate information systems and improve operational and administrative efficiency.

- Automation assistance: Support in the implementation and operation of automation technologies, including process simulation, engineering solutions, control systems, predictive maintenance, and commissioning of automated processes.

- Artificial Intelligence assistance: Assistance aimed at integrating AI tools and digital technologies into business operations to improve efficiency, data analysis, and decision-making capabilities.

- Environmental, Social and Governance (ESG) assistance: Programs designed to strengthen sustainability, governance, and people management practices

within SMEs. This includes support in human resources management, environmental initiatives such as renewable energy and solar panel feasibility studies, and family business governance through the development of family protocols and succession planning frameworks.

- Competitiveness assistance: Support related to technical standards, market studies, anti-dumping regulations, and collaboration with industry chambers and clusters to help SMEs strengthen their competitive positioning and market access.

Depending on the scope, assistance programs generally range from one month to two years and are designed to deliver measurable business impact while transferring practical know-how to participating SMEs.

PROPYMES' FINANCIAL ASSISTANCE
$ MILLION



32%
INCREASE IN SME PARTICIPATION
IN THE *PROPYMES* PROGRAM OVER THE LAST FIVE YEARS.

2,500+
SME INDUSTRIAL PROJECTS
SUPPORTED THROUGH THE *PROPYMES* PROGRAM OVER THE LAST FIVE YEARS.

SPONSORED TRAINING COURSES FOR SMEs
OF ATTENDANTS AND TRAINING HOURS PER YEAR



- Total training hours per year   ■ Attendants

***PROPYMES'* SPONSORED TECHNICAL SCHOOLS - ARGENTINA**
OF SCHOOLS



2. Training

The ProPymes Training Plan is based on the management model used by the Techint Group and adapted to the needs of SMEs to strengthen management capabilities, technical skills, and operational excellence across the value chain.

The program includes:

- Long-term management and technical programs
- Short workshops focused on emerging trends and practical tools
- Webinars led by specialists
- Customized in-company training
- Technical training delivered through specialized centers such as CIDETER in Argentina for the metalworking and agricultural machinery sectors

Training activities are tailored to different audiences, including business owners, executives, middle management, supervisors, technicians, operators, and young professionals.

Key training areas include leadership and management, industrial productivity, human capital management, sustainability, HSE, digital transformation, and supervisor development.

In 2025, ProPymes delivered training to 7,339 participants, totaling 130,399 hours.

3. Technical Gene

Technical Gene promotes collaboration between SMEs participating in ProPymes and technical schools to strengthen vocational education and prepare students for the labor market. The initiative focuses on three main areas: professional internships, training programs for teachers and students, and support for technical education infrastructure and equipment. The program aims to help develop the next generation of industrial and technical professionals.

PROPYMES ARGENTINA

COMPETITIVENESS AND DEVELOPMENT SELF-ASSESSMENT TOOL

Propymes in Argentina launched a business self-assessment tool that, through a 60-question survey, generates a comprehensive management scoring across eight key business areas. The results allow companies to benchmark themselves against an ideal management model, as well as against peers of similar size, sector and location, helping them identify competitiveness improvement opportunities and make strategic decisions based on data-driven insights.

The tool is completed confidentially through an interactive platform where each company can analyze its results and opportunities for improvement in detail. It was developed by the Fundación Observatorio PyME for the ProPymes Program, following the standards of the international EFQM (European Foundation for Quality Management) model, and endorsed by Espacio Excelencia and IRAM.

To date, 215 companies have completed the assessment. The average result was 52%, while companies actively using ProPymes tools achieved an average score of 62%.

The initiative also helps optimize the use of the ProPymes Program by prioritizing technical assistance and training initiatives according to the areas where each company shows the greatest opportunities for improvement.

RISKS RELATED TO TERNIUM'S COMMERCIAL STRATEGY

Ternium's commercial strategy is exposed to risks associated with the availability and pricing of key inputs, including raw materials, slabs and energy. These are influenced by market conditions, geopolitical developments, regulations and potential supply disruptions, which could affect production continuity, costs and margins. In addition, the company depends on a limited number of key suppliers for certain critical inputs, increasing its exposure to supply constraints, contractual limitations or higher procurement costs.

Ternium also operates in a highly competitive environment, both from global and regional steel producers and from alternative materials such as aluminum, plastics and others. Increased competition or substitution could negatively impact demand, pricing, market share and, consequently, revenues and margins.

Finally, the execution of Ternium's growth strategy—through large-scale investments and acquisitions—entails risks related to delays, cost overruns, integration challenges and regulatory approvals. These factors, including potential disruptions affecting key suppliers of equipment, could limit the company's ability to realize expected benefits and adversely affect its financial performance.

For a complete description of risks related to Ternium's supply chain, please refer to the chapter Risk Factors in Ternium's latest 20-F filing.

TERNIUM'S INDUSTRIAL SYSTEM

This diagram provides an overview of Ternium's main processes and products, taking into account the integration of Usiminas and the start-up of the new steel mill in Pesquería. It reflects the company's industrial evolution and its ability to offer more comprehensive steel solutions.



REFERENCES
Country where the processes are carried out.

ARG
USA
BRA
GUA
COL
MEX

PURCHASE OF SLABS
for hot rolling operations.

BLAST FURNACE
Produces pig iron by reducing iron ore.

BOF CONVERTER
Pig iron is converted into steel in BOF converters by blowing pure oxygen.

CONTINUOUS CASTING OF SLABS
Steel solidifies through this process.

HOT ROLLING – HEAVY PLATE
Thicknesses from 6.00 up to 150.00 mm.

Pig Iron

Secondary metallurgy

COAL AND IRON ORE

PESQUERÍA PROJECT
Coming into operation soon.

HOT ROLLING
A thermomechanical treatment of steel that reduces its thickness and develops mechanical properties.

Secondary metallurgy

SCRAP

CONSTEEL®
Coming soon at Pesquería EAF.

ELECTRIC ARC FURNACE
Melts the raw material and removes impurities.

CONTINUOUS CASTING AND HOT ROLLING OF THIN SLABS
A solid, thin, flat product is obtained.

IRON ORE

DIRECT REDUCTION
Three modules are available for the production of Direct Reduced Iron (DRI).

CONTINUOUS CASTING OF BILLETS
Steel solidifies, producing bars and billets.

HOT-DIP GALVANIZING
The sheet is bent by a roll and the zinc is wiped with air through nozzles, allowing the desired coating thickness to be achieved.

FINAL PRODUCTS/ INDUSTRIES

Galvanneal

Automotive industry

Galvanized coil

Panels

FINAL PRODUCTS/ INDUSTRIES
Civil construction, shipbuilding, offshore platforms, wind towers, industrial equipment, large-diameter pipes, road equipment, agricultural machinery, boilers, and pressure vessels.

PRE-PAINTED AND LAMINATED
layers of organic coatings are applied to the sheet/steel.

Galvalume coil

Various profiles for construction

White goods
(including premium appliances)

ELECTROGALVANIZING
The steel coil is coated with a layer of metallic zinc.

Electrogalvanized coil

Automotive industry

Hot-rolled plate

COLD ROLLING
Thicknesses below 2.5 mm are obtained, with specific mechanical properties and surface finishes.

ELECTROLYTIC TINNING

Tinplate

Packaging

Pickling

Annealing and skin pass

Hot-rolled coil

Automotive / Oil and gas Heavy machinery

Cold-rolled coil

TUBE AND PROFILE FORMING PROCESS

Tubes and profiles for the construction sector, as well as for industries such as household appliances and industrial packaging.

Wire rod

Springs and wire drawingy

Rebars

LONG PRODUCT ROLLING
Consists of reducing the cross-section of the billet.

Bars and steel angles and flat bars

Stirrups

The diagram is for illustrative purposes only and is intended to provide a general overview of Ternium's systems and processes. It does not represent the full range of products, solutions, or available configurations. For complete and detailed information, please contact the commercial teams of each business unit.

SUSTAINABLE SUPPLY POLICY

Ternium is a company committed to the development of its supply chain. Over the years the company has worked closely with its suppliers with the intention of building long-term business relationships and fostering mutual growth through knowledge transfer and the implementation of various assistance programs.

This Policy defines the behavior principles that Ternium expects from its suppliers. These principles are aligned with the United Nations Global Compact, the Sustainable Development Goals of the United Nations (UN) and with Ternium's own regulatory system.

The company will continue to collaborate with its suppliers with a view to improving the sustainability of the business and the supply chain, participating in the identification of risks and opportunities, including those related to climate change, providing training and raising awareness about the impacts of activities on the environment and in society.

In order to achieve efficiency in its supply processes, Ternium has established differentiated processes based on the particularities of the input/service purchased. Steel purchases are managed centrally, while purchases of raw materials and other goods and services are made through Exiros, a specialized company created in conjunction with its affiliate Tenaris and in which each shareholder owns 50% of stake.

Exiros offers comprehensive supply solutions including supplier search and selection activities, monitoring of business relationships and inventory management. Exiros has adopted a Code of Conduct, a Business Conduct Policy and a Sustainability Policy, equivalent to those adopted by Ternium, with the purpose of ensuring compliance with applicable laws.

This policy covers all supply activities of Ternium and its subsidiaries.

As a basis for sustainable development, Ternium expects its suppliers to carry out their activities in accordance with the following principles and extend the commitment to their respective value chains:

- Comply with the laws, norms and regulations applicable to its operations and those that may correspond due to the nature of the commercial relationship with Ternium.
- Promote a safe and healthy work environment in order to avoid accidents and damage to the health of its employees and third parties
- Generate the conditions for a work environment that respects the fundamental rights and dignity of people, free from violence, harassment, abusive treatment or exploitation, having as reference the Universal Declaration of Human Rights (UN) and the principles of the International Labor Organization (ILO).
- Promote diversity and reject any type of discrimination based on gender, sexual orientation, ethnicity, social origin, color, age, religion, physical condition or political opinion, or any circumstance that implies distinction, exclusion, restriction or impairment of human dignity.

_ Protect the environment, minimizing the environmental impacts of its activities, maximizing efficiency in the use of natural resources and proactively addressing the challenges of climate change and the reduction of greenhouse gas emissions.

_ Implement the necessary measures to protect the information, communications and personal data, and prevent computer security incidents that may result in damage to assets or the loss of Ternium information or of its employees, customers, business partners or related parties.

_ Build an organizational culture of transparency and integrity, adopting corporate governance policies, procedures and practices tending to ensure ethical behavior.

Ternium, either by itself or through third parties, will monitor the application of these principles based on the nature of the commercial relationship and the impact on the business. With this objective and in order to report the company's sustainability indicators, Ternium may require certain suppliers information on their policies, actions and related metrics. This information, or the lack thereof, will be considered, among other factors, in the process of selecting and contracting the company's suppliers.

This new Ternium Sustainable Supply Policy was approved by the Ternium SA Board of Directors in April 2023.

Máximo Vedoya
Chief Executive Officer

CORPORATE GOVERNANCE

SUSTAINABLE DEVELOPMENT GOALS

 

GOALS & ACTIONS

GOALS

- To ensure compliance with the law as a guiding principle in all relationships at Ternium.
- To guarantee transparency in information and decision-making processes.
- To enhance ethical behavior and promote compliance within the company.
- To encourage employees to act fairly, loyally and honestly, in line with Ternium's core values.
- To mitigate risks associated with specific functions, countries and governments, and third-party transactions.
- To ensure that the behavior of Ternium's business partners aligns with the company's sustainability.

ACTIONS

- Continuous enhancement of the normative framework, aligned with best practices and the company's evolving needs.
- Annual execution of SOX audits and internal compliance control procedures to ensure effectiveness and reliability.
- Ongoing update of the Business Conduct program, focused on training executives and employees in risk-exposed roles on expected standards of conduct.
- Collaboration with Ternium University to develop and continuously improve e-learning and training programs for employees on ethics.
- Design and periodic review of the risk matrix, considering roles, geographic exposure and interactions with third parties.

2025 KPIs

99%
OF WHITE-COLLAR EMPLOYEES
ACKNOWLEDGED THE CODE OF CONDUCT

95%
OF WHITE-COLLAR EMPLOYEES
TRAINED ON THE CODE OF CONDUCT

98%
OF ELIGIBLE EMPLOYEES
ACKNOWLEGED THE NEW POLICY ON BUSINESS CONDUCT

2,292
OF ELIGIBLE EMPLOYEES
RECEIVED TRAINING COURSES ON THE POLICY ON BUSINESS CONDUCT

0
CYBERSECURITY INCIDENTS
IMPACTING BUSINESS CRITICAL IT SYSTEMS

Note: All figures presented in this chapter exclude data from Usiminas.

CORPORATE GOVERNANCE

Ternium S.A. is organized as a public limited liability company (société anonyme) under the laws of the Grand Duchy of Luxembourg, and its American Depositary Shares (ADSs) are listed on the New York Stock Exchange (NYSE: TX).

Ternium operates entirely through subsidiaries and has investments in other companies. In July 2023, Ternium increased its investment in Usiminas by acquiring part of the interest held by Nippon Steel Corporation (NSC Group) in the Usiminas control group. In February 2026, Ternium Investments acquired from the NSC Group their remainder participation in the Usiminas control group, totaling 153.1 million ordinary shares, increasing Ternium's participation in the Usiminas control group from 51.5% to 83.1%. As a result, the T/T group composed of Ternium Investments, Ternium Argentina, and Tenaris's subsidiary Confab Industrial S.A., currently holds an aggregate participation of 92.9% in Usiminas' control group, with Previdência Usiminas holding the remainder 7.1%. Pursuant to the Usiminas shareholders agreement, Ternium Investments has the right to nominate a majority of the members of Usiminas' board of directors, the CEO and all other members of Usiminas' board of officers.

For a complete list of Ternium's subsidiaries and the investments in other companies, see note 2 to the company's 2025 consolidated financial statements.

Share capital structure, voting rights, and shareholders'meetings

Ternium's major shareholders—defined as persons or entities that have notified Ternium S.A. of holdings in excess of 5% of its issued share capital, or that are controlled by such persons or entities—are: Techint Holdings S.à r.l. with 62.02%, Tenaris Global Services and Investments S.à r.l. with 11.46%, and Inverban Investments SL Sucursal Uruguay with 3.01%. Public shareholders hold 21.43% of Ternium's issued share capital.

Techint Holdings S.à r.l., Tenaris Global Services and Investments S.à r.l., and Inverban Investments SL are all controlled by San Faustin. In addition to controlling Ternium and Tenaris, San Faustin controls Tecpetrol, an energy company; Techint, an engineering and construction company; Tenova, a supplier of equipment and technology for mining and metals; and Humanitas, a network of hospitals in Italy.

Ternium has an authorized share capital consisting of a single class of 3.5 billion shares, each with a nominal value of $1.00 and entitling the holder to one vote per share.

According to the company's Articles of Association, the annual general shareholders' meetings are held in Luxembourg within six months following the end of the previous financial year. No attendance quorum is



TERNIUM'S MAJOR SHAREHOLDERS
% OF ISSUED SHARE CAPITAL

Techint [1]
65.02%

Tenaris [2]
11.46%

Ternium [3]
2.08%

Directors [4]
0.00%

Public
21.43 %

[1] Techint Holdings S.à r.l. and Inverban Investments S.L. Sucursal Uruguay

[2] Tenaris Global Services and Investments S.à r.l.

[3] Ternium S.A. (treasury shares)

[4] Directors and senior management as a group

required for ordinary general shareholders' meetings, and resolutions may be adopted by a simple majority of the votes cast by the shares present or represented at the meeting. Amendment of the articles of association requires the approval of shareholders at an extraordinary shareholders' meeting with a two-thirds majority vote of the shares represented at the meeting.

ADS holders may not attend or directly exercise voting rights at shareholders' meetings but may instruct the depositary bank to vote on their behalf. Holders of ADSs only have the rights granted to them under the deposit agreement dated January 31, 2006, among the Company, The BNY Mellon (as depositary), and the owners and beneficial owners of the Company's ADSs from time to time. Each ADS represents ten shares.

The latest shareholders meeting was held in May 2026.

Board of Directors

Management is vested in a board of directors with the broadest power to act on behalf of the company and to accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders' meeting.

Ternium S.A.'s articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, for as long as Ternium S.A's shares are listed on at least one regulated market, the minimum number of directors must be five. The current board of directors is composed of eight directors.

The board of directors is required to meet as often as required by the interests of the company and at least four times per year. During 2025, the board of directors met six times. A majority of the members of the board of directors in office present or represented at the board of directors' meeting constitutes a quorum, and resolutions of the board of directors may be adopted by the vote of a majority of the directors

present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders' meeting to serve one-year renewable terms, as determined by the general shareholders' meeting. The general shareholders' meeting also determines the number of directors that will constitute the board and their compensation. The general shareholders' meeting may dismiss all or any member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote.

For more information on the Board of Directors and shareholders meetings, please refer to Ternium's latest 20-F filing and 2026 Shareholder meeting brochure and proxy statement.

38%
FEMALE PARTICIPATION
ON THE BOARD IN 2025

Ternium's Board of Directors
reflects a diverse international composition, comprising members of Italian, Argentine, Luxembourgish, and Mexican origin.



ACTIVE INDUSTRY LEADERSHIP IN LATIN AMERICA   Ternium plays an active role in international industry organizations such as Alacero. In 2025, Máximo Vedoya was appointed President of Alacero.

Audit Committee

Ternium S.A. is required to maintain an audit committee as long as its shares are listed on a regulated market. The committee must be composed of at least three members, the majority of whom must be independent directors. During 2025, it was composed entirely of independent members: Gioia Ghezzi, Vincent Robert Gilles Decalf (Chair) and Lorenza Martínez Trigueros.

The committee operates under a charter last updated in November 2021. It supports the Board of Directors in fulfilling its oversight responsibilities regarding the integrity of the company's financial statements and the effectiveness of internal controls over financial reporting, and reports regularly to the Board on its activities. It is also responsible for recommending

the appointment, compensation and retention of the external auditors, overseeing their work and assessing their independence.

In addition, the committee reviews and approves significant related-party transactions, ensuring compliance with the company's policies. Under the current Related Party Transactions Policy and Procedure, the related-party transactions unit submits, at least on a quarterly basis, a cumulative report of all transactions approved, along with any additional information the committee may request.

The Audit Committee is also responsible for the interpretation, implementation, monitoring and enforcement of Ternium's Clawback Policy, which establishes the prompt recovery of erroneously awarded incentive-based compensation to certain

3

MEMBERS
MAKE UP TERNIUM'S
AUDIT COMMITTEE

100%

OF THE MEMBERS
ARE INDEPENDENT
DIRECTORS.

officers in the event of a restatement of the company's financial statements.

The committee has full authority to investigate any matter within its scope, including direct access to external auditors and employees, and may engage independent advisors when necessary.

In May 2026, the members of the committee were reappointed at the Annual Shareholders' Meeting.

For further information, please refer to Ternium's latest 20-F filing.

External auditors

Ternium S.A.'s articles of association require the appointment of an independent audit firm according to

applicable law. Auditors are appointed by the general shareholders' meeting, following the recommendation of the audit committee, through a resolution passed by a simple majority vote. The primary responsibility of the auditor is to audit Ternium S.A.'s annual accounts and consolidated financial statements and to present a report on each set of accounts to shareholders at the annual shareholders' meeting.

According to applicable law, auditors must meet certain conditions of professional qualification and good reputation verified by the Luxembourg Financial Sector Supervisory Commission (Commission de Surveillance du Secteur Financier) and be registered as members of the Luxembourg Institute of Independent Auditors (Institut des réviseurs d'entreprises).

At the annual shareholders' meeting held on May 12, 2026, PricewaterhouseCoopers Assurance, Société coopérative, (PricewaterhouseCoopers' Luxembourg member firm) was re-appointed as Ternium S.A.'s statutory auditor for the fiscal year ending December 31, 2026.

CORPORATE CODES AND POLICIES

Ternium has adopted a comprehensive set of codes, policies and procedures to regulate its activities, ensuring compliance with the legislation of each country of operation, industry best practices, and the company's core values.

Some of the most important ones are available at Ternium's website and include:

- Code of Conduct: They incorporate guidelines and standards of integrity and transparency that apply to all directors, officers and employees. They cover various guidelines to ensure a healthy and safe work environment, respect for human and labor rights, environmental protection, fair and transparent competition, and the safeguarding of data privacy for employees and business partners. As far as the nature of each relation permits, the principles and standards contained in the Code of Conduct also apply to contractors, subcontractors, suppliers, associated people, or anyone who performs services for or on behalf of Ternium.

Ternium fosters a culture of transparency and integrity, promoting ethical behavior and compliance as core principles that guide all employees in their daily actions and business relationships.

- **Policy on Business Conduct:** it establishes the principles and procedures that guide Ternium in complying with anti-bribery and anti-corruption regulations, as outlined in our Code of Conduct. It requires ethical behavior in all business activities, strictly forbids improper payments, and defines specific responsibilities for directors, officers, and employees. The policy also includes provisions for due diligence processes, internal accounting controls, acceptable expenditures, and training initiatives aimed at promoting a culture of integrity and compliance.

- **Code of Conduct for Suppliers:** The code covers various expectations and obligations, including compliance with international trade laws and regulations, conflict of interest, bribery, accounting and business records, use of Ternium assets, and protection of information. It also addresses safety, labor relations, human rights, discrimination, harassment, environmental responsibility, and evaluation and control of suppliers. Compliance with the code is crucial for suppliers, as it influences their selection, evaluation and contracting, ensuring ethical and responsible conduct throughout the supply chain.

- **Code of Ethics for Senior Financial Officers:** Delineates the ethical standards and responsibilities for individuals in key financial roles, including the principal executive, financial and accounting officers. It mandates honest and ethical conduct, avoidance of conflicts of interest, and the provision of accurate and transparent disclosure in all reports and documents. Compliance with laws and regulations is paramount, and any violations must be promptly reported to the Internal Audit department. Violations may result in disciplinary action, including termination of employment, and may also incur legal consequences. The Code ensures protection for whistleblowers and requires approval from the Audit Committee for any waivers or amendments.

- **Corporate Policy on Securities Trading:** Ternium's policy on non-public information and securities trading establishes guidelines for board members, officers and employees to comply with securities laws and regulations. It emphasizes that non-public information belongs to the company, and those who possess it are responsible for safeguarding it for the benefit of the company and its shareholders. These individuals, along with their family members, are prohibited from trading in the company's securities based on non-public information. Additionally, blackout periods are specified in a procedure and reviewed periodically. Noncompliance with this policy may result in civil, criminal and disciplinary sanctions, and directors and employees should be mindful of the risks when buying or selling securities at times when non-public information may affect transactions.

▪ **Related Party Transactions Procedure:** This procedure establishes the framework for identifying, evaluating, approving, recording and reporting related-party transactions within Ternium and its subsidiaries. Its objective is to ensure transparency, fairness and arm's-length conditions, while complying with the company's bylaws, the role of the Audit Committee and applicable regulatory requirements (Luxembourg, NYSE and SEC). It defines what constitutes a related party and classifies transactions by materiality, assigning review and approval responsibilities to the related-party transactions unit, the Audit Committee and the Board of Directors, and identifying exempted transactions. The policy also requires that, at least on a quarterly basis, the related-party transactions unit submit a cumulative summary of all approved transactions to the Audit Committee, along with any additional information the committee may request.

Other policies and procedures related to ethical behavior recently updated are:

▪ Business Courtesies Procedure (2026)
▪ Financial and Accounting Controls Policy (2025)
▪ Personal Data Protection Policy (2025)
▪ Document Retention Policy (2023)
▪ Clawback Policy (2023)
▪ Compliance Line Procedure (2023)
▪ Conflicts of Interest and Non-Competition Policy (2022)
▪ Anti-fraud Policy (2022)
▪ Guidelines for Compliance with Competition Regulations Policy (2022)
▪ Charitable Contribution Authorization Manual (2022)

A STRONG GOVERNANCE AND COMPLIANCE FRAMEWORK

POLICIES AND PROCEDURES THAT SUPPORT ETHICAL CONDUCT AND REGULATORY COMPLIANCE

Over the years, Ternium has developed a robust framework of policies and procedures that guide the actions and decision-making of its employees across all operations. The Global Procedures & Policies team is responsible for overseeing and updating this framework, ensuring its continuous evolution in line with changing market conditions, company strategy and applicable local and international regulations.

55 POLICIES	66 PROCESS POLICIES	147 AUTHORIZATION MANUALS
287 PROCEDURES	109 OPERATIONAL PRACTICES	



Internal Control and Compliance Framework

Ternium's codes, policies and procedures apply to the company and its subsidiaries, as defined in each document. In addition to this structured framework, Ternium has implemented an internal control system aligned with the SOX framework.

According to Section 404 of Sarbanes – Oxley regulation, the SOX control model is defined for the company's key processes based on the materiality of line items in Ternium S.A.'s financial statements. Accordingly, it covers subsidiaries that are significant from a financial reporting perspective as well as others that may represent qualitative risk due to the nature of their interactions. This approach ensures reasonable coverage of Ternium S.A.'s financial statements.

The system is process-based, rather than organized around specific areas or individuals, which supports its continuity and long-term effectiveness regardless of changes in the company's organizational structure.

As of December 2025, the SOX control system comprised 585 controls, with more than 1,000 tests performed during the year to assess their effectiveness. In case of control deficiencies, Compliance communicates and requests each Process Owner to implement corrective action plans.

On an annual basis, the Compliance & Procedures area reports to the Audit Committee on the controls tested during the year, their results and the progress of corrective actions.

In addition to the SOX internal control system, under Section 302 of Sarbanes – Oxley regulation, the Compliance area conducts annual assessments through confidential surveys directed to 59 members of senior management. These surveys gather their perspectives on control activities, the control environment, risk assessment, communication and monitoring within their respective areas of responsibility. On annual basis, the results are communicated to Ternium's Audit Committee.

Business Conduct Compliance Program

Ternium adhered to the United Nations Global Compact initiative, which promotes corporate sustainability by formalizing its commitment to operate under the human rights, labor, environmental and anti-corruption principles outlined by the Global Compact. Ternium's Business Conduct Compliance Program is aligned with anti-bribery and anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act ("FCPA") and the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

The company has established a robust framework of activities and compliance controls aimed at preventing, identifying, and responding to risk

"Our Compliance Program is designed to prevent, identify and mitigate risks while fostering a culture of integrity across the organization. Through multiple initiatives, we seek to engage employees and promote best practices in business conduct in our relationships with suppliers, customers, government entities and other stakeholders."



MARINA CALLEJO
CHIEF BUSINESS
CONDUCT COMPLIANCE
OFFICER

related to corruption and bribery. These initiatives are integrated into its Business Conduct Compliance Program, which is structured around the following core elements:

- **Policies and Procedures**: The company issues or updates its normative framework to define comprehensive business conduct rules, processes, standards, and controls. These policies and procedures are designed to prevent, detect, and mitigate bribery, corruption, and related risks. Additionally, these documents specify the responsibilities of each employee in implementing them.

- **Communication and Training**: The company consistently communicates its policies and procedures to its personnel. It ensures they are kept up to date with compliance news, reminders, and training sessions, fostering a clear understanding of the company's ethical standards and compliance culture, which employees are required to adhere to. During 2025, the company conducted 36 in-person or live training sessions for 2,292 employees in 15 mills and locations where Ternium operates. In addition, 1,481 employees completed customized e-learnings on the Policy on Business Conduct. Additionally, third parties with higher exposure are mandated to complete specialized compliance training. These training sessions emphasize business and ethics commitments, reinforced by the company's messaging on expected behavior, obligations, responsibilities, and consequences of non-compliance. During 2025, the company provided on-line training to 290 key employees of 96 third parties.



BUILDING A CULTURE OF ETHICS FROM THE START | Ternium promotes business ethics training from the earliest stages of professional development, including at its summer internship program for university students.

- Risk Assessment: The risk assessment on business conduct involves regularly evaluating geographical locations, functions, business activities, and interactions or transactions with specific third parties that may expose the company to increased risks of bribery, corruption, and other related risks.

- Third Party Risk Management: The company assesses third parties to identify potential integrity risks they may pose on Ternium. The company has implemented a risk-based due diligence process, which includes compliance commitments (including adherence to legal and regulatory standards), screenings, and standard clauses. During 2025, the company completed 77 enhanced due diligence on higher-exposed third parties.

- Guidance and Advice: The office of the Business Conduct Compliance Officer (BCCO) regularly provides employees with guidance and advice on anti-corruption and anti-bribery compliance, supporting them in their daily activities and decision-making processes. During 2025, BCCO responded to 846 requests for compliance advice.

- Compliance Monitoring: The company regularly reviews key processes, including due diligence, screenings, business justifications, payment rationality, red flag resolution, completion of mitigation measures, and supporting documentation provided by functions that sponsor a transaction or the engagement of a third party. The objective is to ensure high-quality integrity assessments, preventing transactions or business relationships with third parties who may deviate from standards, have negative historical records, or lack necessary credentials for their assigned tasks. During 2025, BCCO conducted 368 monitoring activities, 96% concerning high-risk countries; none dealt with critical or material concerns. BCCO communicated its observations and proposed remediation measures for management to implement, and reported indicators, including red flags and mitigations, to the audit committee of the board of directors.

- Reporting: BCCO reports regularly to the audit committee of the board of directors and the CEO on

2,292
PARTICIPANTS
IN 36 LIVE TRAINING SESSIONS ON THE POLICY ON BUSINESS CONDUCT (2025)

19,856
EMPLOYEES
COMPLETED THE MANDATORY E-LEARNING OF THE NEW POLICY ON BUSINESS CONDUCT

risks, remediation efforts, program indicators, and regulatory trends. BCCO can also escalate critical issues requiring top-level action or investigation.

- Key Business Conduct Enhancements: During the years, the company has developed several responses and process improvements, including updates to the Code of Conduct, the Policy on Business Conduct and the Policy on Conflict of Interest for Employees; incorporating the Key Principles of the Policy on Business Conduct for Third Parties; and the Compliance Line platform; coordinating in-person and online compliance re-training for employees and intermediaries; regularizing compliance measures on suppliers with a risk-based approach; standardizing background checks methodologies, business ethics clauses and certain types of contracts, among others.


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Ahora más simple. Conócela
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Ternium

ACCESSIBLE REPORTING CHANNELS

Ternium's Compliance Line operates 24/7 in Spanish, Portuguese and English, providing multiple channels for employees and stakeholders to report concerns.

Whistleblower Channels

The company has established a Compliance Line available to all stakeholders, including employees, suppliers, customers and other third parties to report any alleged breaches of the Code of Conduct or Ternium's policies. Matters that can be reported through this channel include, among others: fraudulent or dishonest acts; improper handling or reporting of financial and non-financial information; misrepresentation or falsification of records; discrimination, harassment or workplace abuse; asset misappropriation; unauthorized access to or disclosure of company information; bribery or improper commercial incentives; conflicts of interest; inappropriate gifts; data privacy violations; insider trading; intellectual property misuse; breaches of competition or antitrust laws; inappropriate political activities; investor-related concerns; violations of applicable laws; and any other breaches of the Code of Conduct or internal policies.

Ternium's Compliance Line operates 24/7 and is available in Spanish, Portuguese and English. Reports can be submitted in person, online, by email or through toll-free numbers in most of the countries where Ternium operates. The identity of the reporting individual is kept confidential, and the company takes all necessary measures to prevent retaliation against those who report concerns in good faith. All reports are processed by Ternium's Internal Audit Department, which may involve other areas as needed.

During 2025, 49% of the complaints analyzed were substantiated and resulted in corrective actions, including dismissals, termination of commercial

relationships and improvements to the company's internal control environment. Of the total complaints received, 50% concerned workplace environment matters, such as harassment and unfair treatment.

In addition, Ternium provides a confidential, web-based channel for investors to communicate concerns directly to the Audit Committee (the shareholders' compliance line). The Audit Committee regularly reviews the status of all reports received through this channel, with the support of the Chief Audit Executive.

RISK MANAGEMENT

Ternium has established a Risk Management Policy that provides guidelines for identifying and managing business risks. It defines roles and responsibilities and outlines key elements of the risk management process, including the classification of critical risks and potential response actions. The policy also includes the creation of a management-level Critical Risks Committee (CRC), responsible for monitoring, evaluating and reviewing the company's risk exposure.

The CRC is composed of senior executives, including the Chief Executive Officer (CEO), Chief Financial Officer (CFO), Regional Presidents, Chief Industrial Operations Officer (CIOO), Chief Audit Executive (CAE), Chief Information Officer (CIO), Chief Technology Officer (CTO), Chief EHS Officer (CEHSO), Chief Engineering & Automation Officer (CEAO), Chief Business Conduct Compliance Officer (CBCCO), General Counsel, Vicepresident Global Finance, Vicepresident Global Mining, Vicepresident Mining, Operations Vicepresidents, Global Sustainability Senior Director, Global Investor Relations & Compliance Senior Director and Global Risk, Cash Management & Treasury Senior Director. In 2025, the committee met three times, in accordance with the frequency established in the policy. The Company's Board of Directors receives annual reports from the Chief Executive Officer and the Chief Financial Officer on risk management.

Ternium also follows a Risk Management Procedure that defines the risk categories to be assessed and the

characteristics to be evaluated. Risks are classified as follows: risks related with sites' infrastructure or industrial processes; risks related with products or services; environmental risks; climate change risks; intellectual property risks; IT-related risks; financial risks and corporate governance and human resources risks. Each risk is assessed using a matrix that considers its potential impact—on people, infrastructure, business operations, the environment and reputation—as well as its frequency and likelihood of occurrence. Based on this evaluation, risks are classified into the following categories: Low, Significant, Very Significant or Critical. CRC meetings focus on monitoring risks considered highly significant or critical according to Ternium's risk matrix.

Since 2014, the company has engaged an external firm to conduct annual on-site assessments at each facility, further enhancing the overall system. Recommendations are addressed on an ongoing basis.

Cybersecurity

Ternium manages cybersecurity risks through a structured governance model. In 2025, Ternium strengthened this structure by consolidating leadership under a Global Cybersecurity, Risk and Privacy Senior Director, who serves as the central point for cybersecurity risk management, implementation of security controls, and coordination of internal and external audits and assessments. This role reports to the Chief Information Officer, who in turn reports to the Chief Financial Officer. At least once a year, the Chief Information Officer reports to the Board of Directors on cybersecurity management.

The cybersecurity program covers the design, implementation, operation and monitoring of controls across both Information Technology (IT) and Operational Technology (OT) environments, including digital and physical assets. It also extends to emerging technologies, including Artificial Intelligence (AI), which are increasingly integrated into business processes and decision-making.

Ternium recognizes that the use of AI introduces specific risks related to data protection, cybersecurity, ethical use, transparency, and operational resilience. To address these risks, the company applies its cybersecurity and information protection framework to AI-enabled solutions throughout their lifecycle, from design and development to deployment and operation. This includes controls to protect data used by AI models, prevent unauthorized access or misuse and mitigate risks such as data leakage, manipulation of models and unintended outcomes.

Governance for the responsible use of AI is aligned with existing corporate governance, risk management and compliance structures. The Global Cybersecurity, Risk and Privacy Senior Director oversees cybersecurity-related aspects of AI usage, including risk assessments, security controls and alignment with corporate policies. AI solutions are subject to internal guidelines that promote responsible use, focusing on data privacy, security, accountability, and compliance with applicable regulations and ethical principles. Where required, legal, compliance, privacy and business stakeholders participate in the evaluation and approval of AI initiatives.

Given the complexity and evolving nature of cyber threats and AI technologies, Ternium complements its internal capabilities with specialized third-party providers. These partners contribute expertise in areas such as risk and vulnerability assessments, independent security audits, penetration testing, development of security policies and controls, employee training and awareness programs, Security Operations Center (SOC) services for real-time threat detection and response, and assessments related to AI security. Responsibilities between internal teams and external providers are defined based on the scope of each project.

Ternium's cybersecurity framework is aligned with internationally recognized standards and best practices, including those of the U.S. National Institute of Standards and Technology (NIST), the Open Worldwide Application Security Project (OWASP) and ISO. These references also inform the company's approach to securing AI solutions and promoting responsible adoption of new technologies.

"Cybersecurity and data privacy are essential to maintaining the trust of our customers, employees and stakeholders. As digitalization and artificial intelligence continue to evolve, they create new opportunities but also new challenges and risks. Our approach focuses on strengthening prevention, resilience, and awareness across the organization to protect systems, information and responsible business operations."



CARLOS RUSSELL
GLOBAL CYBERSECUTIRY, RISK
& PRIVACY SR DIRECTOR

The company continuously evaluates and strengthens its information security policies and controls, incorporating lessons learned from incidents and evolving risks. Regular awareness and training programs are delivered to employees, including guidance on cybersecurity, data protection and the responsible use of digital tools and AI. In addition, the cybersecurity practices of suppliers and third parties with access to critical systems, data or AI-enabled solutions are assessed and monitored as part of Ternium's third-party risk management processes.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

Chairman   Paolo Rocca

Vice-Chairman   Daniel A. Novegil

                           Roberto Bonatti
                           Alicia L. Móndolo
                           Gioia Ghezzi (*)
                           Vincent R. Gilles Decalf (*)
                           Lorenza Martinez Trigueros (*)
                           Gianfelice M. Rocca

Secretary   Arturo Sporleder

Audit Committee

Chairman   Vincent R. Gilles Decalf (*)

                           Gioia Ghezzi (*)
                           Lorenza Martinez Trigueros (*)

Executive Officers

Chief Executive Officer   Máximo Vedoya

Chief Financial Officer   Pablo Brizzio

Ternium Mexico President   César A. Jiménez Flores

Ternium Argentina President   Renato Catallini

Ternium Brasil President   Titus Schaar

International Business Unit President   Héctor Obeso Zunzunegui

Chief Planning Officer   Oscar Montero Martínez

Chief Human Resources Officer Santiago Lozano

Chief Engineering and Automation Officer   Pablo H. Bassi

Chief Industrial Operations Officer   Carlos A. Baieli

Chief Environment, Health and Safety Officer   Marina V. Chiesa

General Counsel   Fernando Duelo

(*) Independent Directors

The current composition of the Board of Directors was defined by the Shareholders' Meeting held on May 12, 2026

INVESTOR INFORMATION

**Global Investor Relations
and Compliance Senior Director**

Sebastián Martí

smarti@ternium.com

Phone: +54 11 4018 8389

U.S. toll free: 866 890 0443

Luxembourg Office

26, Boulevard Royal - 4th floor

L2449 - Luxembourg

Luxembourg

Phone: +352 2668 3152

Stock Information

New York Stock Exchange (TX)

CUSIP Number: 880890108

Internet

www.ternium.com

IR Inquiries

TERNIUM Investor Relations

ir@ternium.com

ADS Depositary Bank

BNY Mellon

Computershare

P.O. Box 43078

Providence, RI 02940-3078

ANNEXES

PESQUERÍA, MEXICO

ANNEX 1
RECOGNITIONS

Our ongoing efforts

Ternium has been recognized on various fronts for its commitment to excellence and innovation in the steel industry. These awards underscore Ternium's dedication to sustainability, technological advancement and social responsibility, highlighting the company's leadership and impact within the global steel sector.

    

(*) Recognitions in Mexico, Brazil and Argentina.

SUSTAINABILITY

WORLDSTEEL
Sustainability Champion 2026
In recognition of the sustainability efforts and performance in 2025

—

April 2026

Steelie Award
"Winds of change: Ternium's first step into renewable energy in Argentina"

—

October 2025

ECOVADIS
Silver Medal
Top 15% of companies assessed by Ecovadis
Percentile 93rd

—

March 2026

GLOBAL BANKING AND MARKETS (GBM)
Sustainable Loan Deal of the Year for Ternium's $1.25 billion senior unsecured term loan

—

February 2026

LATINFINANCE
Honorable Mention in the LatinFinance Deals of the Year Awards
TERNIUM MEXICO

—

January 2026

INTERNATIONAL FINANCIAL REVIEW (IFR)
Sustainable Loan of the Year for Ternium Mexico's $1.25 billion green loan

—

December 2025

ENVIRONMENT

2025 CDP
B for Climate

—

February 2026

NATIONAL COMMISSION FOR THE EFFICIENT USE OF ENERGY (CONUEE)
For participating in the Voluntary Energy Efficiency Agreement (AVEE)

—

December 2025

GRUPO BANDEIRANTES DE COMUNICAÇÃO
Nominated for the Inspira Rio Award in the Sustainability category

—

December 2025

WORLDSTEEL
Climate Action Data Provider

—

September 2025

BRAZILIAN GHG PROTOCOL PROGRAM

Gold Seal for the report on GHG emissions inventory for the year 2024

TERNIUM BRASIL

—

August 2025

FEDERATION OF INDUSTRIES OF THE STATE OF SÃO PAULO (FIESP) AND CENTER OF INDUSTRIES OF THE STATE OF SÃO PAULO (CIESP)

"Steel Aggregate Applications" and "Treated Effluent Reuse" selected as best practices by the Circular Economy Industry Platform

TERNIUM BRASIL

—

June 2025

HUMAN RESOURCES

HUMAN RIGHTS CAMPAIGN FOUNDATION

Triple Certification:
Best Places to Work for LGBTQ+
HRC Equidad MEX
HRC Equidad AR
Equidade BR

—

2025 – 2026

GOVERNANCE

GRUPO EXPANSIÓN RANKING

500 Companies Against Corruption

—

June 2025

CUSTOMER'S RECOGNITIONS

TRINITY – PREMIER SUPPLIER AWARD 2025

Category: Steel
Recognition awarded to top suppliers that stand out as strategic partners, demonstrating consistent operational performance, reliability, and a strong commitment to delivering value.

TERNIUM MEXICO

—

May 2026

SIGNIFY – CUSTOMER FIRST AWARD

It recognizes the cost reduction from standardization projects

TERNIUM MEXICO

—

November 2025

CARRIER – SUPPLIER ADVISORY COUNCIL AWARDS

Recognition as a fundamental supplier for Carrier's success

TERNIUM MEXICO

—

September 2025

MUBEA – 2025 SUPPLIER AWARD FOR RAW MATERIALS

Best Supplier recognition in the Raw Materials category

TERNIUM MEXICO

—

September 2025

TOYOTA – LATIN AMERICA & CARIBBEAN OUTSTANDING SUPPLIER AWARD 2024

Based on consistent product quality, on-time deliveries without line stops, smooth negotiation processes, timely support for trials, and ideas that help reduce costs

TERNIUM ARGENTINA

—

April 2025

INFRA – TRUSTED SUPPLIER RECOGNITION

Award considers meeting on time delivery and quality standards

TERNIUM MEXICO

—

April 2025

JOHN DEERE – ACHIEVING EXCELLENCE PROGRAM

Level: Partner
Highest level of recognition for the program for commitment on quality, reliability and continuous improvement
TERNIUM MEXICO

—

March 2025

CATERPILLAR – SUPPLIER EXCELLENCE RECOGNITION

Level: Excellence
Highest level of recognition for the Supplier Excellence Certification Program
TERNIUM MEXICO

—

January 2025

USIMINAS

GENERAL MOTORS – SUPPLIER OF THE YEAR

Recognized in the 34th edition as a highlight in the Industrialization/Trust category

—

May 2026

ECOVADIS

Gold Medal
Top 5% of companies assessed by Ecovadis
Percentile 95th

—

February 2026

MAXION – SUPPLIER AWARD

Recognized in the Service Centers and ESG category
SOLUÇÕES USIMINAS

—

December 2025

VOLKSWAGEN – THE ONE AWARD

Recognized in the Metallic Partnership category

—

August 2025

BRAZILIAN GHG PROTOCOL PROGRAM

Gold Seal for the report on GHG emissions inventory for the year 2024
USIMINAS AND MINERAÇÃO USIMINAS

—

August 2025

ISE B3 INDEX

Included in the Corporate Sustainability Index B3 for the third consecutive year, advancing 11 positions in the 2025 cycle

—

May 2025

HONDA – BEST SUPPLIERS AWARD

Recognized in the Gold category for 2024 performance

—

May 2025

ANNEX 2
ISO CERTIFICATIONS

ISO 14001 AND ISO 45001

COUNTRY	UNIT	INSTALLATION TYPES	PROCESS TYPES	ISO 14001	ISO 45001
Mexico	Guerrero	Production Site	Integrated	●	●
	Apodaca	Production Site	Integrated	●	●
	Puebla	Production Site	Integrated	●	●
	Juventud	Production Site	Downstream	●	●
	Churubusco	Production Site	Downstream	●	●
	Monclova	Production Site	Downstream	●	●
	Universidad	Production Site	Downstream	●	●
	Pesquería	Production Site	Downstream	●	●
	Pesquería (Tenigal)	Production Site	Downstream - Galvanized production	●	●
	Alzada	Mining	–	●	●
	Aquila	Mining	–	●	●
	Encino	Mining	–	●	●
	Palomas	Mining	–	●	●
	Tecoman	Mining	–	●	●
	Peña Colorada	Mining	–	●	●
Argentina	San Nicolás	Production Site	Integrated	●	●
	Canning	Production Site	Downstream	●	●
	Haedo	Production Site	Downstream	●	●
	Florencio Varela	Production Site	Downstream	●	●
	Vientos de Olavarría S.A.	Wind farm	–	●	●

● Certificated   ● Not Certificated

COUNTRY	UNIT	INSTALLATION TYPES	PROCESS TYPES	ISO 14001	ISO 45001
Argentina	Ensenada	Production Site	Downstream	●	●
Brazil	Rio de Janeiro	Production Site	Integrated	●	●
Brazil Usiminas	Ipatinga	Production Site	Integrated	●	●
	Ipatinga (Unigal)	Production Site	Downstream - Galvanized production	●	●
	Cubatão	Production Site	Downstream	●	●
USA	Shreveport	Production Site	Downstream	●	●
Colombia	Manizales Steel	Production Site	Integrated	●	●
	Atlántico	Production Site	Downstream	●	●
Guatemala	Villa Nueva	Production Site	Downstream	●	●

● Certificated   ● Not Certificated

The following service centers are certified under ISO 14001: Apodaca Industrial, Apodaca Comercial,
San Luis, Rosario, Serviacero III, Sidercrom, Cali, Betim, Guarulhos, Porto Alegre, Santa Luzia, Taubaté
and Cabo de Santo Agostinho.
The following service centers are certified under ISO 45001: Rosario, Serviacero III, Sidercrom, Cali, Betim,
Guarulhos, Porto Alegre, Santa Luzia, Taubaté and Cabo de Santo Agostinho.

ISO 50001: 2018 CERTIFIED PROCESSES

FACILITY SECTOR	MEXICO			ARGENTINA	BRAZIL
	GUERRERO	PUEBLA	PESQUERÍA	SAN NICOLÁS	RIO DE JANEIRO
Coke Plant	N/A	N/A	N/A	●	●
Reduction Processes	●	●	N/A	●	●
Steel Shop	●	●	N/A	●	●
Hot Rolling Mill	●	●	●	●	N/A
Downstream lines*	●	N/A	●	●	N/A
Utilities**	●	●	●	●	●
Power Plant	N/A	N/A	N/A	●	●

● Certificated   N/A Not Applicable

* Downstream lines: including, among others, Cold-Rolling Mill, Electro-Tinplating line, Hot Dip Galvanizing Line,
and Color-Coating Line, when applicable.
** Utilities: this term refers to general industrial services such as the production or provision of electrical energy,
gases (oxygen, compressed air, nitrogen, argon), water, steam, and wastewater treatment, when applicable.

ANNEX 3
PARTICIPATION IN BUSINESS ASSOCIATIONS AND CHAMBERS

COMPANY	BUSINESS ASSOCIATIONS AND CHAMBERS
Ternium	Latin American Steel Association (ALACERO)
	United Nations Global Compact (UNGC)
	World Steel Association (WSA)
	Women's Empowerment Principles (WEPs)
Ternium Argentina	Argentine Industrial Union (UIA)
	Industrial Union of the Province of Buenos Aires (UIPBA)
	Industrial Federation of Santa Fe (FISFE)
	Argentine Steel Chamber (CAA)
	Argentine Steel Pipes and Tubes Manufacturers Chamber (CYTACERO)
	Argentine Exporters Chamber (CERA)
	Chamber of Private Commercial Ports
	Institute for Business Development of Argentina (IDEA)
	Argentine Business Council for Sustainable Development (CEADS)
	Argentine Association of Automotive Parts Manufacturers (AFAC)
	Argentine Metal Packaging Manufacturers Chamber (CAFEMYA)
Ternium Brasil	Association of Companies of the Industrial District of Santa Cruz (AEDIN)
	Brazilian Steel Institute (IABR - Instituto Aço Brasil)
	Federation of Industries of the State of Rio de Janeiro (FIRJAN)
	Brazilian Association of Metallurgy, Materials and Mining (ABM)
	Brazilian Association of Human Resources (ABRH)
	Brazilian Association of Private Port Terminals (ATP)
	Brazilian Association of Large Energy Consumers and Free Consumers (ABRACE)
	Brazilian Foreign Trade Association (AEB)
	Business Leaders Group of Rio de Janeiro (LIDE)
	Brazilian Association of Investors in Self-Production of Energy (ABIAPE)
	National Confederation of Industry (CNI)

COMPANY	BUSINESS ASSOCIATIONS AND CHAMBERS
Ternium Colombia	National Business Association of Colombia (ANDI)
	Fedemetal Chamber
	Colombian Steel Producers Chamber
	Colombian Chamber of Infrastructure (CCI)
Ternium Mexico	Business Coordinating Council (CCE)
	Commission for Environmental Protection and Sustainable Development (CESPEDES)
	Confederation of Industrial Chambers of the United Mexican States (CONCAMIN)
	National Chamber of the Iron and Steel Industry (CANACERO)
	Mexican Mining Chamber (CAMIMEX)
	Chamber of the Transformation Industry of Nuevo León (CAINTRA NL)
	National Chamber of Commerce, Services and Tourism (CANACO)
	National Chamber of the Transformation Industry — Puebla (CANACINTRA Puebla)
	Employers' Confederation of the Mexican Republic — National / Nuevo León (COPARMEX)
	American Chamber of Commerce of Mexico (AmCham)
	Monterrey Metropolitan Environmental Fund, A.C. (FAMM)
	Mexican-Argentine Chamber of Commerce, A.C. (CCMA)
Usiminas	American Chamber of Commerce for Brazil (AmCham)
	Electric Energy Commercialization Chamber (CCEE)
	National Institute of Steel Distributors (INDA)
	Brazilian Steel Institute (IABR - Instituto Aço Brasil)
	Steel Association of Rio Grande do Sul (AARS)
	American Society for Quality (ASQ)
	Brazilian Association of Metallurgy, Materials and Mining (ABM)
	Brazilian Association of Large Energy Consumers and Free Consumers (ABRACE)
	Brazilian Mining Institute (IBRAM)
	National Association of Cargo Transport Users (ANUT)
	Brazilian Association of Private Port Terminals (ATP)
	Federation of Industries of Minas Gerais (FIEMG)
	Federation of Industries of the State of São Paulo (FIESP)
	National Confederation of Industry (CNI)
	Italian Chamber of Commerce of Minas Gerais (ITALCAM)

ANNEX 4
OUR COMMITMENT TO THE SUSTAINABLE DEVELOPMENT GOALS

" We reaffirm our commitment to the UN Global Compact Initiative and to continue integrating its principles into the company's strategy, culture and day-to-day operations."
Máximo Vedoya, Chief Executive Officer.



GOAL	NUMBER	SOME SPECIFIC ACTIONS	PAGE
		Supporting nearby communities' access to basic services in times of adversity while reducing vulnerable individuals' exposure to economic, political and social crises	
	1.4	In Argentina, we continued supporting the NGO TECHO by providing materials for the construction of homes and, in 2025, also for sanitary modules. A total of 624 homes and 45 sanitary modules were built across 11 provinces, with 121.15 tons of steel donated.	
		Promoting our people's health and well-being by means of preventive initiatives and concrete actions	
	3.1; 3.c	Since 2022, Clínica Nova Hospital has offered a Women's Health Clinic, bringing together specialties such as gynecology, obstetrics, maternal-fetal medicine, reproductive biology, menopause care and ultrasound services. The clinic also provides breast reconstruction services.	96
	3.4	Ternium has a Health Surveillance and Medical Control program that includes occupational health exams and medical studies for employees. The program ensures compliance with legal requirements, monitors the health of employees exposed to specific risks, verifies fitness for tasks, and offers voluntary exams. It also conducts mandatory check-ups as required by law and voluntary annual check-ups to improve health and track common conditions for statistical analysis.	96
	3.5; 3.a	In Argentina, the tobacco cessation program continues to be implemented across local facilities.	62
	3.8	Efforts to expand medical coverage include the operation of Clínica Nova Hospital in Monterrey and Clínica Águila in the mining region of Michoacán in collaboration with the IMSS, as well as vaccination campaigns for our employees.	96
	3.d	Preventive campaigns about recurrent diseases, treatment and follow-up.	62
		Directing a significant portion of Ternium's community investments towards education, as a catalyst for equal opportunities and individual and social progress	
	4.1, 4.6	The Roberto Rocca Educational Programs span the entire academic journey—from elementary school to university—supporting children and young people in reaching their full potential and becoming active contributors to society. These programs place a strong emphasis on technical and innovative skills, with a particular focus on developing STEM (Science, Technology, Engineering, and Mathematics) competencies, socio-emotional abilities and literacy. Ternium provides direct financial support through scholarships, both within the Roberto Rocca Technical School and as external aid for students attending other institutions. In 2025, Ternium invested $51.5 million in its community relations program. Of this total, 88% was invested in our education programs, benefiting more than 15,590 students.	96
	4.3, 4.5	The company has been actively working to increase female participation in technical education. In 2025, the proportion of female students in each program was as follows: 41% at the Roberto Rocca Technical School, 54% in the afterschool program, and 47% among scholarship recipients.	
	4.4	The Roberto Rocca Technical School also serves as a bridge between students and industry, helping them transition into the job market by teaching them how to solve real-world problems under expert supervision. In 2025, 155 final-year students completed internships at 15 companies within their community, 52 of them at Ternium.	96
	4.6	The Roberto Rocca Technical School offers math and language courses for 335 middle school students preparing to enter high school.	96

GOAL	NUMBER	SOME SPECIFIC ACTIONS	PAGE
	4.a	The Roberto Rocca Technical Gene Program supports public technical schools by providing training and upgrading equipment and infrastructure. Roberto Rocca Technical Gene is present in 7 schools in 3 countries, reaching 2,805 students and teachers. Through the Volunteers in Action Program, Ternium employees work with local communities to improve nearby schools by renovating classrooms, updating furniture and enhancing common areas. In 2025, 2,217 volunteers from Ternium worked to transform 15 schools in Argentina, Colombia, Mexico, Guatemala and Uruguay.	96
	4.b	In 2025, the Roberto Rocca Scholarships Program awarded a total of 1,378 scholarships.	96
	4.c	During 2025, we provided over 6,450 hours of training to teachers and staff at the Roberto Rocca Technical School in Pesquería (Mexico) and Santa Cruz (Brazil).	96
5 GENDER EQUALITY		**Valuing the diversity of our employees and contributing to the empowerment of women**	
	5.1, 5.2	Inclusive work environment framework: commitment to WEPs, Diversity and Work Environment and Free of Harassment Policy and Human Rights Policy, establishment of an anonymous reporting line: Compliance Line, continuity of Diversity+ Program and Lean In Circles, implementation of the Flexible Program and paid leave for recent parents and caregivers.	80
	5.5	Progress in increasing women's representation in managerial positions and on the Board of Directors.	80
6 CLEAN WATER AND SANITATION		**Ensuring the efficient use of water by developing a site-specific strategy according to its availability and supporting nearby communities during water shortage**	
	6.1	In 2025, the company installed 18 rainwater harvesting systems in 8 schools and 10 homes near its plants in Puebla, Michoacán and Nuevo León, benefiting over 1,078 people and collecting 1.9 million liters of water annually.	42
	6.2	In 2025, we continued supporting the NGO TECHO in Argentina, including the construction of sanitary modules. A total of 45 sanitary modules were built across 11 provinces.	
	6.3	Improvements in water treatment facilities at all our sites.	42
	6.4	Efficient water-use circuit design: a 100% closed circuit in Colombia and the replacement of groundwater with treated sewage water in Mexico, resulting in a low groundwater intensity rate per ton of crude steel at our Mexican facilities.	42
	6.6	Active involvement in reforestation activities in areas affected by fire, projects to study and improve land and marine biodiversity, local flora and fauna protection in the locations where we operate.	42
7 AFFORDABLE AND CLEAN ENERGY		**Enhancing operational energy efficiency and increasing renewable energy utilization**	
	7.2	Ternium aims to achieve a 40% share of renewable energy in purchased electricity for the hot-rolling process by 2030. In Argentina, the Olavarría wind farm has been fully operational since mid-2025, generating 434 GWh by year-end. In Mexico, we have implemented smaller on-site solar energy projects. In Brazil, we continued replacing natural gas with biomethane. In addition, a solar park located in Minas Gerais has been delivering approximately 30 MW on average of renewable electricity to the Ipatinga facility.	24
	7.3	In 2025, we continued our Energy Efficiency Program. Additionally, 70% of our crude steel was produced at sites certified under ISO 50001.	24
8 DECENT WORK AND ECONOMIC GROWTH		**Promoting sustainable economic growth and productive employment**	
	8.1	Sustained economic growth: adjusted EBITDA of $1.5 billion in 2025; 33 thousand employees, including Usiminas.	161
	8.2	Economic productivity achievements through strategic initiatives: state-of-the-art hot rolling mill and R&D center in Pesquería, downstream and upstream project announcements in Pesquería, increased participation in Usiminas' control group, technology development and employee skill enhancement.	110
	8.3, 8.a	Empowered SMEs within the industry's value chain via the ProPymes Program.	110
	8.4	Decoupling economic growth from environmental degradation: 99.2% material efficiency rate in steel operations, 21% of recycled content per ton of crude steel, increased co-product utilization, wastewater reuse.	24
	8.5	Ternium hires people with disabilities through inclusion programs. In Argentina, the initiative started in 1997 with the hiring of graduates from local vocational centers and continues today. Brazil has a similar program, with annual events and outreach to attract candidates.	80
	8.6	Boosting students' interest in pursuing industrial careers via Roberto Rocca Technical School, Roberto Rocca Technical Gene Program and Roberto Rocca After School Program.	96
	8.8	Promoting a safe working environment: Occupational H&S Policy, H&S Management System, use of technology for the detection of unsafe actions, and tools to reject unsafe tasks.	62

GOAL	NUMBER	SOME SPECIFIC ACTIONS	PAGE
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE		**Building resilient infrastructure and fostering innovation**	
	9.2	Through the ProPymes program in Argentina and Mexico, Ternium supports small and medium-sized enterprises (SMEs) within its value chain. The goal is to strengthen the competitiveness of both customers and suppliers while promoting steel demand in key markets. ProPymes fosters knowledge-sharing and management skills, with a strong focus on business growth, export development, and improved competitiveness. Over the years, the program has built a broad collaborative network of SMEs, currently over 2,400 companies.	110
	9.3	Financial assistance through the ProPymes program: promotion of investments to improve productivity and increase the installed capacity of SMEs for more than 20 years.	110
	9.4	The company has launched several projects to continue growing sustainably. The DRI-EAF plant under construction in Pesquería, Mexico (expected to begin operations in early 2027), will produce exposed steel for the automotive industry with the lowest emissions rate per ton on the market. Additionally, it will incorporate technologies to improve energy efficiency, capture CO_2 for commercial use, and operate with renewable energy by 2030.	110
	9.5, 9.b	Ternium invested $21.8 million in R&D in 2025.	110
10 REDUCED INEQUALITIES		**Reducing inequalities based on education, health and integration projects**	
	10.2	Ternium promotes social inclusion through various initiatives, such as its educational programs that cover the entire school cycle and health services like the Comunitario Hospital at Clínica Nova and Clínica Águila in Mexico.	96
	10.3	Ternium fosters an equal opportunity workplace through various initiatives, including a disability inclusion program in Argentina, the Opportunities Committee, Lean In Circles, the use of bias-free recruitment technology, maternity mentoring, updated parental leave policies, and a Compliance Line. In its educational programs, the company also promotes greater participation of women in industrial activities.	80
11 SUSTAINABLE CITIES AND COMMUNITIES		**Promoting resilient and sustainable cities and human settlements, envisioning steel as a vital component of the circular economy**	
	11.1	In Argentina, we continued supporting the NGO TECHO by providing materials for the construction of homes and, in 2025, also for sanitary modules. A total of 624 homes and 45 sanitary modules were built across 11 provinces, with 121.15 tons of steel donated.	
	11.3	Ternium actively promotes the use of steel for dry construction housing in both Argentina and Mexico. In Argentina, this system has been officially recognized as a traditional construction method by the Ministry of the Interior, Public Works, and Housing, and its use has expanded nationwide. It offers advantages such as reduced construction time and costs, and better thermal insulation compared to traditional brick construction. In 2022, Ternium demonstrated the rapid assembly of a 60 m² steel-framed house in just four hours during the 21st ProPymes Seminar, showcasing the system's efficiency and potential for scalability.	
	11.4	In 2025, Ternium invested $4.2 million in cultural initiatives that reflect its belief in art and culture as drivers of innovation, diversity and human connection. The company organized Film Festivals in Argentina and Mexico, attracting over 14,800 attendees with films curated by the Fundación PROA. It also continued supporting the Photographic Archives program in Argentina, which preserves and shares historical image collections through social media, exhibitions, outdoor shows and fairs.	96
	11.6	Implementation of actions to minimize environmental impact on air and water, and to enhance waste management practices.	42
	11.7	In Mexico, Ternium worked with local governments to revitalize urban spaces, transforming areas near its Guerrero and Alzada plants into green, recreational spaces with tree planting, new infrastructure and community plazas.	96
12 RESPONSIBLE CONSUMPTION AND PRODUCTION		**Taking a proactive approach to sustainable consumption and production**	
	12.2; 12.5	Ternium promotes circular practices by selling co-products to other industries, recycling all steel scrap from its production processes, and incorporating scrap purchased from third parties. The company also sells granulated slag from its blast furnaces to the cement industry, and recovers waste gases for energy generation.	42
	12.4	Ternium manages waste in compliance with the environmental regulations of the countries where it operates.	42
	12.6	Ternium S.A. integrates ESG information into its Sustainability Report, Annual Report, and 20-F filing. It also participates in worldsteel's Climate Action Program, the Steelie Awards, and the worldsteel data collection initiative, and responds to ESG assessments such as EcoVadis and CDP. Within its supply chain, Ternium promotes the use of ESG scoring tools like Open-ES and EcoVadis among its suppliers.	
	12.8	Ternium has incorporated environmental topics into Ternium University's courses to raise awareness, including subjects such as energy efficiency in operations. By the end of 2025, 96% of Ternium's workforce (excluding Usiminas) has received training on environmental issues.	42

GOAL	NUMBER	SOME SPECIFIC ACTIONS	PAGE
		Taking action towards climate change and its impacts	
	13.1	Identification and assessment of risks related to climate change and development of action plans by the Critical Risks Committee.	24
	13.2	Ternium established a corporate target that includes Usiminas, using 2024 as the baseline. Ternium aims to achieve a 15% reduction in the CO_2e intensity up to hot rolled steel by 2030, considering Scopes 1,2 and 3 (category 1 and 10) under GHG Protocol methodology. Ternium's decarbonization strategy for 2030 focuses on six key areas: Prioritizing low-emission production technologies; Increasing the share of renewable energy in the energy mix; Expanding the capacity for CO_2 capture and usage (CCU); Advancing energy efficiency initiatives and improving industrial performance; Increasing the use of scrap in the metallic mix; Using biomass as a substitute of coal in BF-BOF process.	24
	13.3	Ternium improves employee awareness of environmental topics through Ternium University and promotes environmental discussions within the value chain, supported by the ProPymes Environmental Program.	
	13.a	Ternium invested $35 million in 2025 in projects related to decarbonization and energy efficiency.	24
		Conserving and sustainably using water, preserving the surrounding flora and fauna	
	14.2; 14.a	In Brazil, Ternium is collaborating with the Federal University of Rio de Janeiro and the Boto Cinza Institute on a marine biodiversity research project focused on the grey dolphin. The project, which includes ecological and health studies, aims to enhance conservation efforts and reduce risks to marine life, while also promoting environmental education in local communities.	42
		Leading efforts and resources to protect and preserve biodiversity	
	15.1	Ternium is committed to protecting terrestrial ecosystems. For example, following the announcements of its new steelmaking facility in Pesquería (Mexico), Ternium launched a Wildlife Rescue Program aimed at protecting local flora and fauna prior to construction. As a result, more than 16,800 plants were successfully preserved.	42
	15.2	Ternium is involved in various initiatives to restore forested areas. For instance, the company partnered with the Universidad Autónoma de Nuevo León (UANL) to restore 233 hectares of forest in the "Bosque Escuela" (Forest School), which was severely affected by a wildfire in April 2021. The project was completed in September 2025. Additionally, Ternium has collaborated with Chipinque Natural Reserve and the Autonomous University of Nuevo León, contributing to the planting of over 400,000 trees in the Cumbres de Monterrey National Park over the past three years. In 2025 alone, more than 400 trees were planted in San Nicolás de los Garza and Monterrey, with the support of over 75 employee volunteers.	42
	15.5	In 2025, Ternium's mining units, Las Encinas and Peña Colorada, continued to enhance their environmental efforts through reforestation and biodiversity protection programs. At Las Encinas, over 39,700 trees were planted in new areas, while more than 27,000 trees were used for enrichment and replanting, covering 39.7 hectares and maintaining over 364 hectares previously reforested. At Peña Colorada, reforestation efforts reached over 112,200 plants. Additionally, 80 kilometers of firebreaks were established, and 17 wildfires were successfully controlled in collaboration with CONAFOR's firefighting brigades.	42
		Promoting accountable and inclusive actions to long-term sustainability	
	16.5	Ternium has developed its Business Conduct Compliance Program (BCCP) to prevent bribery and mitigate corruption risks. The program includes key components such as risk assessment, policy implementation, guidance, communication, training, certifications, third-party management, monitoring and auditing, disciplinary measures, remediation, and benchmarking. It engages all employees and promotes the adoption of best practices in business conduct—both within the company and in its interactions with customers, suppliers, state-controlled entities, and other third parties.	130
	16.6	At Ternium, responsibility and transparency are fundamental values integrated throughout the organization. The company has established a comprehensive framework of codes, policies, and procedures to guide its operations, ensuring compliance with local laws, alignment with industry's best practices, and adherence to its core values.	130
	16.10	Ternium actively promotes public access to information as part of its commitment to transparency and community engagement. Through the "One Mill, One Fan Page" strategy, each facility is connected to a dedicated Facebook page, enabling open communication with surrounding communities. With ten pages and nearly 465,000 followers, these platforms provide timely updates and foster dialogue. Additionally, in 2025, Ternium's CEO hosted four Live Talks with Q&A sessions, engaging over 3,000 employees on average. In-person meetings with local communities and events like Safety Day further reinforced direct, transparent communication.	

GOAL	NUMBER	SOME SPECIFIC ACTIONS	PAGE
		Strengthening the global partnership for sustainable development	
	17.6; 17.7	Ternium actively participates in global networks, sharing knowledge and collaborating on R&D and technological innovations. To mention a few, in product development, we participated in the Steel E-Motive initiative for sustainable autonomous vehicles. In climate change, we are collaborating with TechEnergy on the pilot plant for turquoise hydrogen. In health and safety, we collaborate with Humanitas and other companies within the Techint Group to exchange best practices in workplace safety.	
	17.11	Ternium supports export-oriented SMEs by facilitating their participation in international trade shows, assisting with product certification for foreign markets (such as the EU), and fostering supplier development for Ternium and other industrial sectors.	110
	17.17	Ternium actively engages with key industry associations and chambers to foster collaboration and contribute to the advancement of industry standards and best practices. For further information, please refer to Annex 3 "Participation in Business Associations and Chambers."	130
	17.19	Ternium reports on economic, financial, environmental, social and governance indicators following international frameworks such as CSRD, GRI, SASB and TCFD, and provides specific reports on issues like sustainability topics (Ecovadis) and climate change (CDP).	

ANNEX 5

ECONOMIC & FINANCIAL PERFORMANCE

For the full year 2025, Adjusted EBITDA declined year-over-year to $1.5 billion, with an adjusted EBITDA margin of 10%. This performance primarily reflects a significant drop in steel prices and lower shipments in Mexico. These adverse conditions were partially mitigated by the successful implementation of a competitiveness plan focused on cost reduction and operational efficiency, as well as by lower costs of raw materials and purchased slabs.

Sales volumes in Mexico decreased due to subdued construction activity and weaker industrial demand, amid uncertainty related to ongoing tariff negotiations with the United States. In Other Markets, steel shipments declined mainly due to lower sales in the United States, partially offset by increased exports to other destinations. In contrast, shipments in the Southern Region increased, supported by a recovery in steel demand in Argentina from a low base in 2024.

Net income for 2025 totaled $303 million. Results include a $405 million loss related to the write-down of deferred tax assets at Usiminas, as well as a $117 million loss from the periodic remeasurement of a provision associated with ongoing litigation related to the acquisition of a participation in Usiminas in 2012.

Dividends paid to shareholders in 2025 (over 2024 results) amounted to $530 million, while dividends paid in kind to minority interests totaled $112 million. Capital expenditures reached $2.5 billion, marking the peak of the current investment cycle, with most investments allocated to the expansion of the industrial center in Pesquería. These investments were largely financed by $2.3 billion in cash generated from operating activities, complemented by existing cash reserves.

For the results of 2025, Ternium's Board of Directors proposed the payment of an annual dividend of $2.20 per ADS ($0.22 per share), equivalent to $432 million based on total outstanding common shares, net of treasury shares.

FIGURES 2025

$16.0
BILLION
Economic Value
Generated

$12.5
BILLION
Suppliers

$2.5
BILLION
CAPEX

$1.5
BILLION
Employee wages
and benefits

$753
MILLION
Capital Providers

$290
MILLION
Taxes

$21.8
MILLION
Research &
Development

$44.2
MILLION
Community
Investments

	2025	2024	2023
STEEL SALES VOLUME (THOUSAND TONS)			
Brazil	3,943	3,941	2,014
Mexico	7,432	8,200	8,355
Southern Region	2,180	1,806	2,271
Other Markets	1,506	1,674	1,573
Total	**15,060**	15,621	14,213
IRON ORE SALES VOLUME (THOUSAND TONS)	12,951	11,385	8,176
ECONOMIC AND FINANCIAL INDICATORS ($ MILLION)			
Net sales	15,609	17,649	17,610
Operating income	705	1,263	2,198
Adjusted EBITDA	1,541	2,038	2,740
Profit for the year attributable to:			
Owners of the Parent	425	(54)	676
Non-controlling interest	(122)	227	310
Profit for the year	303	174	986
Capital expenditures	2,501	1,865	1,461
Free cash flow	(187)	41	1,040
BALANCE SHEET ($ MILLION)			
Total assets	23,615	23,129	24,179
Total liabilities	7,467	6,997	7,367
Borrowings	2,419	2,230	2,146
Net (cash) position	(712)	(1,644)	(1,886)
Capital and reserves attributable to the owners of the parent	11,944	11,968	12,419
Non-controlling interest	4,203	4,163	4,393
STOCK DATA ($)			
Basic and diluted earnings per share for profit attributable to the owners of the parent (expressed in $ per share)	0.22	(0.03)	0.34
Approved dividend per ADS	2.20	2.70	3.30

Alternative performance measures

Non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. Non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

Adjusted EBITDA: In 2025 equals net income of $303 million adjusted to exclude depreciation and amortization of $788 million, income tax expense of $345 million, net financial results of $25 million, equity in earnings of non-consolidated companies of $86 million, the provision for ongoing litigation related to the acquisition of participation in Usiminas of $117 million, the impairment of Las Encinas's mining assets of $19 million and the inclusion of proportional EBITDA in Unigal of $29 million.

Free cash flow: In 2025 Free cash flow equals net cash provided by operating activities of $2.3 billion less capital expenditure of $2.5 billion.

Net cash: In 2025 equals borrowings of $2.4 billion less the consolidated position of cash and cash equivalents and other investments of $3.1 billion.

Direct Economic Value Generated: equals net sales plus allowance for doubtful accounts, interest income, equity in earnings of associated companies, results of sundry assets and recovery from sales of scrap.

Employees: equals labor costs.

Taxes: equals current income tax expense plus cost of sales and SG&A taxes, less the effect of changes in tax law.

Suppliers: equals cost of sales plus SG&A, less labor costs, depreciation of property, plant and equipment, amortization of intangible assets, allowance for obsolescence, cost of sales and SG&A taxes, R&D expenditures and community investments.

Capital Providers: equals dividends paid in cash to company's shareholders and noncontrolling interest, plus interest expense.

ANNEX 6
ESG HISTORICAL DATA

In this section, Ternium has compiled historical data and additional information related to the selected environmental and social topics included in its 2025 Sustainability Report. The information contained in this report is based on Ternium's operational data, including Usiminas as of 2025, unless otherwise specified. Prior-year data does not include Usiminas.

The financial information is based on Ternium's consolidated financial statements, which were prepared in accordance with IFRS and IFRIC interpretations issued by the IASB and adopted by the European Union, and is presented in U.S. dollars ($) and metric tons. Historical data related to the selected economic topics has been compiled in Annex 5: Economic & Financial Performance.

ENVIRONMENTAL DATA

	UNIT	2023	2024	2025	NOTE	EXTERNAL VERIFICATION
Environmental Management Systems						
% of employees and contractors working at ISO 14001 certificated facilities	%			99.6%	(1)	
% of crude steel produced at ISO 14001 certificated facilities	%	100%	100%	100%		
% of crude steel produced at ISO 50001 certificated facilities	%	86%	91%	70%		
Investment in environment, decarbonizacion and energy efficiency	$ million	118	324	93		
GHG Emissions Inventory - GHG Protocol Disclosure Requirement: ESRS E1; SASB EM-IS-110a.1; GRI 305-1; GRI 305-2; GRI 305-3					(2)	
Scope 1	CO_2e million tons	17.9	16.2	23.5	(3)	●
Scope 1 GHG emissions from the EU Emission Trading System (EU ETS)	%			0%		●
S1 Biogenic CO_2 emissions from the combustion or biodegradation of biomass	CO_2e million tons			0.08		●
Scope 2 (location based)	CO_2e million tons	2.1	2.0	2.1		●
Scope 2 (market based)	CO_2e million tons	1.8	1.7	1.7	(4)	●
Share of contractual instruments to purchase energy or claim specific attributes	%			13%	(5)	●
Scope 3 from significant S3 categories (by scope)	CO_2e million tons	14.8	16.3	18.4		●
C1. Purchased Goods and Services	CO_2e million tons	9.6	11.4	10.8	(6)	●
C3. Fuel- and Energy-Related Activities Not Included in Scope 1 or Scope 2	CO_2e million tons	3.4	3.2	5.2		●

	UNIT	2023	2024	2025	NOTE	EXTERNAL VERIFICATION
C4. Upstream Transportation and Distribution	CO_2e million tons	1.4	1.5	1.8	(7)	●
C5. Waste generated in operations	CO_2e million tons	0.1	0.2	0.2	(7)	●
C.6 Business travel	CO_2e million tons	0.0	0.0	0.0		●
C.9 Downstream Transportation and Distribution	CO_2e million tons	0.2	0.0	0.3	(7)	●
C10. Processing of sold products	CO_2e million tons	0.1	0.1	0.0	(8)	●

Corporate target
Disclosure Requirement: ESRS E1; GRI 305-4 (9)

Emission intensity - scopes 1, 2 & 3 Cat 1&10 up to hot rolled	$tCO_2e/tHRe$		2.33	2.24		●

Ternium established an emissions intensity reduction target up to hot rolled, including Usiminas, using 2024 as the base year. Accordingly, both the 2024 and 2025 figures include Usiminas in the reported values.

Energy Management
Disclosure Requirement: ESRS E1; SASB EM-IS-130a.1.; SASB EM-IS-130a.2; GRI 302-1

Total energy consumed	TWh			40.9	(10)	●
Total energy consumption from fossil sources	TWh			39.5		●
fuel consumption from coal and coal products	TWh			1.8		●
fuel consumption from crude oil and petroleum products	TWh			1.5		●
fuel consumption from natural gas	TWh			14.1		●
fuel consumption from other fossil sources	TWh			16.1	(11)	●
consumption of purchased or acquired electricity, heat, steam, or cooling from fossil sources.	TWh			5.9		●
Total energy consumption from nuclear sources	TWh			-		●
Total energy consumption from renewable sources	TWh			1.5		●
Non-renewable energy production	TWh			3.8	(12)	●
Renewable energy production	TWh			0.4		●
% renewable electricity consumed / Total electricity consumed	%			13%		●
Feedstocks (Own Coke, Imported Coke, Petcoke, BOF/LF Coal, Hydrogen, Coal Blend, Natural Gas, PCI)	TWh			57.8		●

Note on external verification of GHG emissions and energy management data: The reported GHG inventory and energy management data are based on consolidated information covered by four separate third-party assurance engagements: Ternium (excluding Usiminas, Peña Colorada and Mineração Usiminas), Usiminas (excluding Mineração Usiminas), Peña Colorada and Mineração Usiminas. Due to the significance of their contribution to the consolidated GHG inventory, only the assurance statements for Ternium (excluding Usiminas, Peña Colorada and Mineração Usiminas) and Usiminas (excluding Mineração Usiminas) are included in this report.

	UNIT	2023	2024	2025	NOTE	EXTERNAL VERIFICATION
Water Management Disclosure Requirement: ESRS E3; SASB EM-IS-140a.1.; GRI 303-3; GRI 303-5					(13)	
Total water withdrawal	million m³	785	754	862	(14)	●
Surface	million m³	765	735	835		
Groundwater	million m³	9	8	17		
Third-party water	million m³	11	11	10		
% water withdrawal in regions with High or Extremely High Baseline Water Stress	%	2%	2%	2%		
Total water withdrawal excluding power plants	million m³	155	167	226		
Total water consumed	million m³	51	53	76	(15)	
Resource Use and Circular Economy Disclosure Requirement: ESRS E5; SASB EM-IS-150a.1; GRI 301-2; GRI 306-3; GRI 306-4; GRI 306-5					(16)	
Steel scrap recycled	million tons	2.9	2.7	3.1		
Recycled content	%			21%	(17)	
Reused materials and co-products generated	million tons	5.2	4.5	7.2		
Total Waste	thousand tons	238	261	319	(18)	●
Waste directed to disposal	% of total waste	82%	84%	72%		●
Non-hazardous waste	% of total waste	63%	64%	50%		●
Landfill	% of total waste	63%	64%	50%		●
Thermal-based disposal	% of total waste	0%	0%	0%		●
Hazardous waste	% of total waste	18%	20%	22%	(19)	●
Landfill	% of total waste	18%	20%	18%		●
Thermal-based disposal	% of total waste	0%	0%	4%		●
Waste diverted from disposal	% of total waste	19%	16%	28%		●
Non-hazardous waste	% of total waste	5%	3%	1%		●
Recycling	% of total waste	4%	3%	0%		●
Preparation for reuse	% of total waste	0%	0%	0%		●
Other recovery operations	% of total waste	0%	0%	1%	(20)	●
Hazardous waste	% of total waste	14%	13%	27%	(19)	●

	UNIT	2023	2024	2025	NOTE	EXTERNAL VERIFICATION
Recycling	% of total waste	14%	13%	0%		●
Preparation for reuse	% of total waste	0%	0%	0%		●
Other recovery operations	% of total waste	0%	0%	27%	(20)	●

Worldsteel Indicators – Boundary steelmaking sites
Disclosure Requirement: GRI 305-4; GRI 302-3; GRI 305-7 (21)

	UNIT	2023	2024	2025	NOTE	EXTERNAL VERIFICATION
Material Efficiency	%	98.9%	98.8%	99.2%		
GHG Intensity (S1,S2 & S3) – with credits (original boundary)	tCO_2 / ton crude steel	1.8	1.9	2.0	(22)	
Energy intensity	Gj / ton crude steel	22.9	23.6	22.9	(23)	
Share of renewable energy compared to total energy	%	2.2%	2.3%	1.4%	(24)	
Steelmaking water intake intensity (excluding power plants)	m³/ton crude steel	14.2	16.8	15.6		
Steelmaking water consumption intensity (excluding power plants)	m³/ton crude steel	4.0	4.5	4.2		
Dust emissions - Particulate matter (PST)	Kg/ton crude steel	0.31	0.30	0.31	(25)	
Oxides of nitrogen (NOx)	Kg/ton crude steel	0.84	1.39	1.03	(25)	
Sulfur Oxides (SOx)	Kg/ton crude steel	1.29	1.97	1.30	(25)	

SOCIAL DATA

Headcount Composition
Disclosure Requirement: ESRS S1; GRI 2-7

	UNIT	2023	2024	2025	NOTE	EXTERNAL VERIFICATION
Full-time employees	# of People	21,013	21,527	33,253		●
Full-time employees' breakdown by job category						
Management	# of People	1,575	1,656	2,238		
Salaried	# of People	2,620	2,655	3,667		
Supervisors	# of People	1,497	1,544	2,285		
Hourly	# of People	15,321	15,672	25,063		
Full-time employees' breakdown by country						
Argentina	# of People	5,310	5,175	5,435		●
Brazil	# of People	3,693	3,815	15,748		●
Colombia	# of People	1,235	1,271	1,255		●

	UNIT	2023	2024	2025	NOTE	EXTERNAL VERIFICATION
Mexico	# of People	10,103	10,581	10,154		●
Other countries	# of People	672	685	661		●
Full-time employees' breakdown by gender						
Female	# of People	1,819	1,951	3,064		●
Male	# of People	19,194	19,576	30,189		●
Full-time employees covered by collective bargaining agreements	%	71%	70%	81%		●
Other people working at Ternium's facilities						●
Trainees (part-time)	# of People	655	645	617		
Third-party employees (including contractors)	# of People	18,834	20,712	28,594		

Diversity of employees
Disclosure Requirement: ESRS S1; GRI 405-1

	UNIT	2023	2024	2025	NOTE	EXTERNAL VERIFICATION
Management by gender, age and nationality						
Female	%	16 %	17 %	18 %		
Male	%	84 %	83 %	82 %		
≤ 29 years old	%	4 %	3 %	2 %		
30 - 49 years old	%	65 %	65 %	66 %		
≥ 50 years old	%	31 %	32 %	32 %		
Argentine	%	30%	29%	29%		
Brazilian	%	11%	13%	14%		
Colombian	%	4%	4%	3%		
Mexican	%	47%	46%	46%		
Other Nationality	%	8%	8%	8%		
Salaried by gender, age and nationality						
Female	%	39 %	40 %	38 %		

	UNIT	2023	2024	2025	NOTE	EXTERNAL VERIFICATION
Male	%	61 %	60 %	62 %		
≤ 29 years old	%	30 %	31 %	26 %		
30 - 49 years old	%	55 %	54 %	59 %		
≥ 50 years old	%	15 %	15 %	15 %		
Argentine	%	15 %	15 %	9 %		
Brazilian	%	17 %	16 %	50 %		
Colombian	%	7 %	7 %	4 %		
Mexican	%	54 %	56 %	33 %		
Other Nationality	%	7 %	6 %	4 %		
Supervisors by gender, age and nationality						
Female	%	3 %	3 %	3 %		
Male	%	97 %	97 %	97 %		
≤ 29 years old	%	5 %	6 %	4 %		
30 - 49 years old	%	61 %	61 %	67 %		
≥ 50 years old	%	34 %	33 %	29 %		
Argentine	%	34 %	32 %	22 %		
Brazilian	%	12 %	11 %	39 %		
Colombian	%	6 %	6 %	4 %		
Mexican	%	44 %	47 %	32 %		
Other Nationality	%	4 %	4 %	3 %		
Hourly by gender, age and nationality						
Female	%	3 %	4 %	5 %		
Male	%	97 %	96 %	95 %		

	UNIT	2023	2024	2025	NOTE	EXTERNAL VERIFICATION
≤ 29 years old	%	19 %	18 %	19 %		
30 - 49 years old	%	63 %	64 %	63 %		
≥ 50 years old	%	18 %	18 %	18 %		
Argentine	%	26 %	25 %	17 %		
Brazilian	%	19 %	19 %	50 %		
Colombian	%	6 %	6 %	3 %		
Mexican	%	46 %	47 %	28 %		
Other Nationality	%	3 %	3 %	2 %		

Diversity of governance bodies
Disclosure Requirement: ESRS S1; GRI 405-1

In December 2025, the Board of Directors comprised 8 members: 5 men and 3 women, all over 50 years old. The distribution by nationality was as follows: 3 were Italian citizens, 1 was an Argentine citizen, 1 was both an Argentine and Italian citizen, 1 was a Mexican citizen, 1 was both a British and Italian citizen and 1 was both a French and Luxembourgish citizen. At that time, there were 12 executive officers: 11 men and 1 woman. In terms of age distribution, two of them were between 30 and 49 years old, while the rest were over 50 years old. The composition by nationality was as follows: 9 were Argentine citizens, 2 were Mexican citizens and 1 was a German citizen.

Diversity at top management level
Disclosure Requirement: ESRS S1

	UNIT	2023	2024	2025	NOTE	EXTERNAL VERIFICATION
Female	# of People	7	8	11		●
Male	# of People	105	109	153		●
Percentage female	%	6 %	7 %	7 %		●
Percentage male	%	94 %	93 %	93 %		●

Proportion of top management hired from the local community (by country)
Disclosure Requirement: GRI 202-2

	UNIT	2023	2024	2025	NOTE	EXTERNAL VERIFICATION
Argentina	%	100 %	100 %	100 %		
Brazil	%	58 %	58 %	91 %		
Colombia	%	- %	- %	50 %		
Mexico	%	44 %	44 %	47 %		

People with disabilities
Disclosure Requirement: ESRS S1

	UNIT	2023	2024	2025	NOTE	EXTERNAL VERIFICATION
Total	# of People	127	145	693		

	UNIT	2023	2024	2025	NOTE	EXTERNAL VERIFICATION
Training and skills development metrics Disclosure Requirement: ESRS S1; GRI 404-1; GRI 404-3						
Percentage of employees that participated in formalized performance and career development reviews	%			91%		●
	hs/per employee	41	44	**50**	(27)	●
Breakdown by gender: Female	hs/per employee	42	39	**50**	(27)	
Breakdown by gender: Male	hs/per employee	41	44	**50**	(27)	
Breakdown by job position: Management	hs/per employee	37	35	**32**	(27)	
Breakdown by job position: Salaried	hs/per employee	41	34	**34**	(27)	
Breakdown by job position: Supervisors	hs/per employee	35	51	**39**	(27)	
Breakdown by job position: Hourly	hs/per employee	42	46	**56**	(27)	
Employee Turnover (Management & Salaried) Disclosure Requirement: ESRS S1; GRI 401-1					(28)	
Female	%	7%	10%	**11 %**		
Male	%	7%	8%	**10 %**		
Total	%	7%	9%	**11 %**		●
Health and Safety Disclosure Requirement: ESRS S1; SASB EM-IS-320a.1; GRI 403-8; GRI 403-9					(29);(30)	
Recordable work-related accidents	#	258	305	**468**		●
Employees	#	100	137	**210**		●
Contractors	#	158	168	**258**		●
Rate of recordable work-related accidents / Injuries Frequency Rate (IFR)	# injuries per million hours worked	2.45	2.70	**2.78**		●
Employees	# injuries per million hours worked	1.98	2.73	**2.86**		●
Contractors	# injuries per million hours worked	2.89	2.67	**2.73**		●
Lost time injuries frequency rate (LTIFR)	# day-loss injuries per million hours worked	0.68	0.69	**0.83**		
Employees	# day-loss injuries per million hours worked	0.61	0.88	**0.97**		
Contractors	# day-loss injuries per million hours worked	0.75	0.53	**0.73**		

	UNIT	2023	2024	2025	NOTE	EXTERNAL VERIFICATION
Fatalities	#	2	2	2		●
Employees	#	0	1	1		●
Contractors	#	2	1	1		●
Fatality frequency rate (FFR)	# fatalities per million hours worked	0.02	0.02	0.01		
Employees	# fatalities per million hours worked	0.00	0.02	0.01		
Contractors	# fatalities per million hours worked	0.02	0.02	0.01		
H&S System Coverage (externally certified)	% of employees and contractors	93%	95%	86%		●
Investment in Health and Safety	$ million	72	68	102		
Community						
Community Investments	$ million	19.2	12.1	44.5	(31)	
Education Investments	$ million	16.7	10.0	38.2	(32)	
Roberto Rocca Technical Schools	# of Students	406	426	661		
Female	%	34%	38%	41%		
Male	%	66%	62%	59%		
Internship Hours	hours/Per year	53,773	103,120	104,920		
Technical Gene program - Teachers	# of Participants	224	37	96		
Technical Gene program - Students	# of Participants	2,901	1,601	2,709		
After school program participation (elementary school)	# of Students	439	583	565		
Female	%	51%	53%	55%		
Male	%	49%	47%	45%		
After school program participation (high school)	# of Students	550	556	323		
Female	%	54%	55%	52%		
Male	%	46%	45%	48%		
Roberto Rocca Education Program (high school)	# of Scholarships	973	1,074	1,170		
Female	%	51%	49%	48%		
Male	%	49%	51%	52%		

	UNIT	2023	2024	2025	NOTE	EXTERNAL VERIFICATION
Roberto Rocca Education Program (undergraduate)	# of Scholarships	435	470	208		
Female	%	38%	37%	40%		
Male	%	62%	63%	60%		
Volunteering Program	# of volunteers	1,488	1,746	2,217		
Volunteering Program	hours / per year	11,026	13,539	20,109		
Film festival	# attendance	6,507	8,863	14,845		
Small and Medium-sized Enterprises Program (ProPymes)						
Small and medium-sized enterprises participation	# SMEs	2,169	2,261	2,400		
Sponsored training courses	# attendants	6,196	6,489	7,339		
Sponsored training courses	hours in class / per year	113,615	120,642	130,399		
Propymes sponsored technical schools	# of Schools	60	63	94		
Propymes sponsored industrial projects	# of Projects	519	560	620		
Finance assistance - as link with banking institutions	$ million	5.7	4.9	43		

GOVERNANCE DATA

Training sessions on Ternium's policy on business conduct (on-site)	# sessions	73	112	36		●
Training sessions on Ternium's policy on business conduct (on-site)	# participants in the sessions	718	945	2,292		●
Acknowledgment and commitment to abide by the Policy on Business Conduct	% eligible employees	98.4%	95.6%	98.4%		●
Training course on the company's Policy on Business Conduct (e-learning)	% eligible employees	99.3%	80.8%	94.8%		
Acknowledgment and commitment to abide by the Code of Conduct	% white-collars employees	98.4%	99.0%	99.0%	(33)	
Compliance Line's substantiation rate	%	52%	50%	49%		

These figures do not include Usiminas.

NOTES

1. **% of employees and contractors working at ISO 14001 certificated facilities.** Up to 2024, this indicator included steelmaking, downstream sites and service centers. In 2025, its boundary covers steelmaking and downstream sites.

2. **GHG Emissions Inventory - GHG Protocol.** These figures include CO_2, CH_4, N_2O, HFCs, PFCs, and SF_6. NF_3 is not included due to its low significance. The 2025 corporate inventory has the same boundary as Ternium´s financial statements. They cover steel production, downstream processes, power generation, mining activities and other auxiliary processes within the boundary. Offices and service centers are excluded due to their low significance.

3. **Scope 1. Direct emissions (scope 1).** Were calculated using direct carbon content measurement performed by Ternium on the main raw materials (primary data).

4. **Scope 2 (market based).** Was estimated using location-based (Tier 2) and market-based (Tier 3) emission factors according to local electricity suppliers and accounting for clean/renewable energy certificates that represent a reduction of around 183 thousand tons of CO_2, renewables PPAs that represent a reduction of 45 thousand tons of CO_2, and owned renewable electricity that represents a reduction of 92 thousand tons of CO_2, compared to the location based electricity emission factor.

5. **Share of contractual instruments to purchase energy or claim specific attributes.** This indicator represents the share of clean/renewable energy certificates and renewable PPAs purchased compared to the total electricity purchased.

6. **Scope 3 Category 1. Purchased Goods and Services.** Includes emissions associated with raw materials and steel purchases from third parties calculated using Tier 3 emission factors from suppliers when available.

7. **Scope 3 Categories 4,5 and 9.** Emissions reported under Scope 3 Categories 4, 5 and 9 were calculated in accordance with the individual methodologies and procedures currently applied by Ternium and Usiminas. Given the limited significance of these categories, methodological harmonization has not yet been completed and will be addressed in future reporting cycles.

8. **Scope 3 Category 10. Processing of sold products.** Includes the estimation of emissions generated by third parties during the rolling of slabs and billets sold by the company.

9. **Corporate target.** The target covers over 90% of the current greenhouse gas inventory when considering Scope 1, Scope 2, and Scope 3 (categories 1 and 10). When measured against the full corporate inventory—including Scope 3 categories 3, 4, 5, 6, and 9 (totaling 43.6 $MtCO_2e$)—the coverage is approximately 80%.

10. **Total energy consumed.** Accounts for all energy sources used, including fuels and electricity. Excludes recovery steam from heat recovery coke batteries and feedstocks because waste gases are included in Fuel consumption from other fossil sources.

11. **Fuel consumption from other fossil sources.** Includes waste gases: blast furnace gas, coke oven gas and basic oxygen furnace gas.

12. **Non-renewable energy production.** In 2025, 27% of the total electricity generated was exported and sold to the grid.

13. **Water Management.** For 2024 and previous years, water management indicators covered steelmaking and downstream sites. As of 2025, the scope of these indicators has been expanded to include mining operations.

14. **Total water withdrawal.** Comes primarily from Argentina and Brazil (98%), driven by power plant operations that use water for cooling purposes. These sites are located in regions that are not classified as having high or extremely high-water stress.

15. **Total water consumed.** Consumption is defined by worldsteel as the difference between water intake and discharge. The quality of the discharged water is monitored in accordance with local regulations in each country where Ternium operates.

16. **Resource Use and Circular Economy.** Covers steelmaking, processing sites and mining operations. For the purpose of this report, the definition and distinction between waste and recovered materials / co-products follow the same criteria adopted by worldsteel, based on an economic approach. Materials that are reused and generate an economic benefit for the company are classified as recovered materials / co-products. From a legal perspective these materials could be classified differently under local regulations. 2025 data includes 2.2 million tons of co-products and recovered materials, mainly Blast Furnance and BOF slag from Ipatinga site in Brazil, that are legally classified as waste despite having economic value and defined uses.

17. **Recycled content.** Considers total internal, pre-consumer and post-consumer scrap (according to ISO 14021 and ISO 20915 definitions) consumed in the steel shops, divided by crude steel production adjusted by the yield factors at the steel shops. The incorporation of this ratio represents a methodological change versus the indicator previously reported as “Recycled input materials used (steel scrap/ new steel)”.

18. **Total Waste.** Waste figures are reported based on disposal and transportation manifests corresponding to the reporting year and may therefore differ from the amount of waste generated during the same period. The company’s waste streams mainly consist of sludges and dust generated during production processes which, due to their technical specifications and/or physico-chemical characteristics, cannot be directed to internal reuse or commercialization. In addition, the company generates non-metallic mineral materials, used oils and greases, chemical wastes, as well as common waste streams such as biomass-based materials, plastics, textiles, packaging, and municipal-type wastes.

19. **Hazardous waste** are those materials for which the company incurs a cost for disposal and/or treatment and that are additionally classified as hazardous under the applicable environmental legislation in the countries the company operates.

20. **Other recovery operations.** Waste recovery processes not included under recycling or reuse categories. This classification includes energy recovery operations and reprocessing into materials intended for use as fuels.

21. **Worldsteel Indicators – Boundary steelmaking sites.** The emissions and energy data are limited to Ternium’s sites with steel shops and are based on worldsteel’s sectorial approach methodology. Worldsteel methodology has been published as an International Standard, ISO 14404:2013 – Calculation method of CO_2 emission intensity from iron and steel production.

22. **Worldsteel Indicators. GHG Intensity (S1, S2 & S3) – with credits (original boundary).** Scope 1 emissions were calculated using Tier 3 emission factors based on specific on-site measurements performed by Ternium on the main raw materials. CO_2 captured and stored on-site emissions is considered as emissions avoided. Scope 2 Market based emissions were estimated using location-based (Tier 2) and market-based (Tier 3) emission factors according to local electricity suppliers, and accounting for clean energy certificates that represent a reduction of 125 thousand tons of CO_2, and renewables PPAs that represent a reduction of 35 thousand tons of CO_2 and owned renewable electricity that represents a reduction of 75 thousand tons of CO_2. Scope 3 emissions were calculated using Tier 1 and Tier 3 emission factors based on upstream emission factors provided by suppliers. For this calculation, carbon dioxide (CO_2) emissions are the only greenhouse gas considered, as established in the original worldsteel’s methodology. In absolute terms, CO_2 emissions amounted to 25.3 million tons with credits (from sales of blast furnace slag to the cement industry and sales of captured CO_2), and 27.1 million tons without credits. Emission intensity considering the expanded boundary (all GHG emissions and mining upstream scope 3 emissions) is 2.2 tCO_2e/tCS with credits, and 2.4 tCO_2e/tCS without credits.

23. **Worldsteel indicators. Energy intensity.** Accounts for all energy sources used, including fuels, electricity, and the energy required for feedstock production divided by crude steel production. Until 2024, conversion factor from worldsteel methodology was used to convert from MWh of electricity consumed to GJ. In 2025, direct equivalent conversion factor is used (3.6 GJ/MWh).

24. **Worldsteel indicators. Share of renewable energy compared to total energy.** The decrease in the percentage of renewable energy reported in 2025 is mainly attributable to an update in the conversion factor used to convert electricity consumption from MWh to GJ. Through 2024, the conversion factor established by the worldsteel methodology was applied. Starting in 2025, a direct energy conversion factor of 3.6 GJ/MWh is used.

25. **Worldsteel indicators. Dust emissions - Particulate matter (PST); Oxides of nitrogen (NOx); Sulfur Oxides (SOx).** Air emissions indicators correspond to all processes within steelmaking sites, including Power Plants. For all process stacks we considered local legal requirements. All measurements resulted in values below the limits and guidelines established by the authorities of each country. Starting in 2025, we aligned how mass emissions are calculated across all our operations by standardizing key criteria. This included reviewing how operating hours are defined for each process and harmonizing the basis used for emission concentrations.

26. **Diversity at top management level.** This category comprises managers holding positions classified as Senior Directors and above, as well as Executive Officers.

27. **Average hours of training per year per employee (total).** The indicator considers the total training hours delivered during 2025 divided by December headcount, excluding on-the-job training. If calculated based on the employees actually trained during the period (rather than December headcount), the values would be: 47 hours per employee overall, 48 hours for women and 47 hours for men. By employee category, the averages would be: 32 hours for management, 32 hours for salaried employees, 39 hours for supervisors and 52 hours for hourly employees.

28. **Employee Turnover (Management & Salaried).** Only includes salaried and management employees.

29. **Health and Safety.** For this report, occupational health and safety metrics only included operational safety indicators; occupational illnesses were not considered.

30. **Number of hours worked.** Total hours worked by employees and contractors were 168 million in 2025, 112 million in 2024 and 105 million in 2023.

31. **Community Investments.** Community programs in the communities surrounding Ternium's facilities also received $ 7.0 million in contributions from Fundación PROA, Fundación Lugano and other organizations, bringing total community investment to $ 51.4 million in 2025.

32. **Education Investments.** The 2025 figure includes $11.3 million allocated to CAPEX for the Roberto Rocca Technical School in Brazil.

33. **Acknowledgment and commitment to abide by the Code of Conduct.** Only includes Ternium's white-collar employees.

ANNEX 7
INDEPENDENT ASSURANCE STATEMENTS

INDEPENDENT LIMITED ASSURANCE REPORT ON SELECTED NON-FINANCIAL INDICATORS



To Ternium S.A.

Grant Thornton Argentina
Av. Corrientes 327 Piso 3°
C1043AAD – Buenos Aires
Argentina

T (54 11) 4105 0000
F (54 11) 4105 0100

grantthornton.com.ar

June 18th, 2026

1   Purpose of assignment

We have been engaged to perform a limited assurance engagement on selected environmental, social and governance (ESG) indicators presented in Ternium S.A.'s Sustainability Report 2025.

These indicators reflect the Company's performance in key sustainability matters, including but not limited to water usage, waste management, workforce characteristics, occupational health and safety, and business conduct metrics. The ESG indicators subject to assurance are specifically identified in Annex "ESG Historical Data" of the Sustainability Report 2025.

The engagement has been performed in accordance with the requirements established by Ternium S.A. and aligned with leading international frameworks, including the Corporate Sustainability Reporting Directive (CSRD), Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB).

2   Responsibilities of Company's Management

Company's Management is responsible for the preparation and fair presentation of the Sustainability Report and the ESG indicators contained therein. The design, implementation and maintenance of effective internal controls over the collection, processing and reporting of non-financial information. Management is responsible for the selection and application of these criteria, as well as for ensuring their consistent application across reporting periods and geographies. Ensuring that data is complete, accurate, consistent and in accordance with the defined reporting criteria. Establishing appropriate methodologies for measurement and estimation.

Additionally, management is responsible for ensuring that the information provided to us during the engagement is complete and accurate.

3   Responsibilities of auditor

We are responsible for expressing an independent conclusion on the selected non-financial indicators included in Ternium S.A.'s Sustainability Report for the year ended December 31, 2025, based on the procedures we have performed. In carrying out our work, we applied professional judgment and maintained professional skepticism throughout the engagement.

The procedures performed included a combination of inquiries, analytical procedures and selective testing. These involved, among others, interviews with personnel responsible for the preparation of the indicators, review of supporting documentation, evaluation of data collection and consolidation processes, and limited testing of the accuracy and completeness of selected information.

4   Professional task

Our examination was conducted in accordance with the International Standard on Assurance Engagements (ISAE) 3000 (Revised), which requires that we comply with ethical requirements and plan and perform the engagement to obtain a meaningful level of assurance.

A limited assurance engagement involves the performance of procedures primarily consisting of inquiries, analytical procedures, and selective testing of data, rather than extensive testing as would be required for a reasonable assurance engagement. Our procedures included, among others, interviews

Independent Limited Assurance Report | Ternium

with relevant personnel, review of supporting documentation, evaluation of data collection and consolidation processes, and limited testing of the accuracy and completeness of selected indicators.

The objective of our work is to provide an independent conclusion on the reliability and consistency of the selected ESG indicators, in order to support the Company's sustainability disclosures and enhance their transparency for stakeholders.

Procedures described below have been applied to the records and supporting documentation that were provided to us by the Company. Our task was based on the premise that the information provided is accurate, complete, legitimate, and free from fraud and other illegal acts, for which we have considered its appearance and formal structure.

For the purpose of our limited assurance work we performed the following procedures:

- Understanding of ESG reporting processes, including identification of key processes for data collection and consolidation, and review of governance structures and roles and responsibilities.

- Evaluation of internal controls over data inputs and reporting processes, including walkthroughs of selected processes and identification of potential control gaps or inconsistencies.
- Data validation procedures, consisting of reconciliation of reported information against supporting documentation, recalculation of selected indicators, and sampling-based testing to assess accuracy and completeness.
- Traceability testing to verify the consistency of data from source systems through to final reporting, including review of consolidation files and aggregation methodologies.
- Analytical procedures, including trend analysis and year-over-year comparisons, to identify unusual fluctuations or inconsistencies in the reported information.
- Interviews with personnel responsible for ESG data across relevant areas (environmental, human resources, health and safety, and compliance), to corroborate processes and validate key assumptions.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our limited assurance conclusion.

5 Use of Report

This report has been prepared at the request of Ternium S.A. for the purpose of supporting its Sustainability Report for the year ended December 31, 2025.
It is intended solely for this purpose and for the information of Ternium S.A. and its stakeholders in connection with such report.

6 Limited Assurance Conclusions

Based on the procedures performed and the evidence obtained, we have not identified any matters that would lead us to conclude that the selected non-financial indicators presented in Ternium S.A.'s Sustainability Report for the year ended December 31, 2025 are not prepared, in all material respects, in accordance with the applicable criteria. The ESG indicators subject to assurance are detailed and identified in Annex "ESG Historical Data" of the Sustainability Report 2025.

City of Buenos Aires, Argentina, June 18th, 2026

Adler Hasenclever y Asociados S.R.L.
GRANT THORNTON ARGENTINA

Marcelo Pinto
Socio

CERTIFICATE OF TERNIUM'S GREENHOUSE GAS EMISSIONS INVENTORY (EXCLUDING USIMINAS, PEÑA COLORADA AND MINERAÇÃO USIMINAS)

Declaration BR25/00000131

TERNIUM S.A.

SGS

26 Boulevard Royal, 4ᵗʰ floor Luxembourg LU-2449, Luxembourg.

The Greenhouse Gas Emissions Inventory for the year *2025* has been verified in accordance with the requirements of the

ISO 14064-1:2018 & GHG Protocol.

For the following activities

Steel production, Finishing, Power Generation and Mining.

Gross S1 + S2 Market Based emissions of **18,203,397** metrics tons of CO_2e and S3 emissions **13,112,342** metric tons of CO_2e.

Business Unit Steel Production and Finishing S1+S2 (Market Based): **16,027,256** tCO_2e
S3 (C1, C3, C4, C5, C6, C9, C10): **13,073,192** tCO_2e.

Activity of Power generation for sale
S1+S2 (Market Based): **1,994,540** tCO_2e
S3 (C3): **1,162** tCO_2e

Business Unit Mining
S1+S2 (Market Based): **181,601** tCO_2e
S3 (C1, C3): **37,988** tCO_2e

This certificate is valid from 28 April 2026 until 27 April 2027, remains valid subject to satisfactory supervisory audits.
Revision 01. Certified since 26 April 2024.

Lead Auditor: Luiz Gustavo Teixeira

Authorised by
Fabio Sianga

SGS DO BRASIL LTDA.
Av. Piracema, 1341 - Galpão Horizon - CEP 06460-030, Barueri/SP, Brasil
t +55 11 2664-9595 - www.sgsgroup.com.br

  



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CERTIFICATE OF TERNIUM'S ENERGY INDICATORS
(EXCLUDING USIMINAS, PEÑA COLORADA AND MINERAÇÃO USIMINAS)



Declaration BR25/00000131

TERNIUM S.A.

26 Boulevard Royal, 4th floor Luxembourg LU-2449, Luxembourg.

Verification of the energy indicators for the year 2025 as per Ternium´s definitions based on ISO 14064-1:2018, GHG Protocol, the ESRS sustainability reporting standards (By EFRAG) and the company procedures.

KPI - Energy Indicators

For the following activities:
Steel production, Finishing, Power Generation and Mining.
This declaration is the result of a Third-party assessment carried out on the energy indicators based on the data and calculations presented by the client, obtaining the following results:

Nro	Indicador	Unidad	2025
1	Total energy consumed	MWh	27.921.042
2	Total energy consumption from fossil sources	MWh	26.736.325
3	fuel consumption from coal and coal products	MWh	229.603
4	fuel consumption from crude oil and petroleum products	MWh	648.054
5	fuel consumption from natural gas	MWh	10.901.639
6	fuel consumption from other fossil sources	MWh	11.165.203
7	consumption of purchased or acquired electricity, heat, steam, or cooling from fossil sources	MWh	3.791.826
8	Total energy consumption from nuclear sources	MWh	0
9	Total energy consumption from renewable sources	MWh	1.184.717
10	Non-renewable energy production (MWh)	MWh	3.301.049
11	Renewable energy production (MWh)	MWh	434.023
12	% renewable electricity consumed / Total electricity consumed	%	15,1%
13	% renewable electricity purchased / Total electricity purchased	%	14,3%
14	Feedstocks (Imported Coke, Petcoke, BOF/LF Coal, Hydrogen, Coal Blend, Natural Gas, PCI)	MWh	43.312.248
15	Percentage renewable / Total energy	%	1,5%
16	Energy intensity	GJ/tCS	21,9

Note:
- *Indicator 1–9 excludes Feedstocks and Recovered Steam from Heat Recovery Coke Oven Batteries.*
- *Indicator 6 "Fuel consumption from other fossil sources" includes process gases (Blast Furnace Gas, Coke Oven Gas, and Basic Oxygen Furnace Gas).*

Lead Auditor: Luiz Gustavo Teixeira

Authorized by Fabio Sianga
SGS do Brasil Ltda.
Av. Piracema, 1341 - Galpão Horizon - CEP 06460-030, Barueri/SP, Brasil t +55 11
2664-9595 - www.sgsgroup.com.br







CERTIFICATE OF USIMINAS' GREENHOUSE GAS EMISSIONS INVENTORY (EXCLUDING MINERAÇÃO USIMINAS)

SGS

Declaration BR26/00000132

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A. (USIMINAS)

Avenida do Contorno, 6594, (Headquarters), Lourdes, Belo Horizonte, Minas Gerais, Zip Code 30110-044, Brazil.

The 2025 Greenhouse Gas Emissions Inventory has been verified in accordance with the requirements of the

ISO 14064-1:2018 & GHG Protocol

For the following activities:

"Steel production and finished steel products"

Total S1 emissions: **6,677,984 t CO_2e.**
S2 Location: **76,728 t CO_2e.**
S2 Market Base: **64,699 t CO_2e.**
S3 (Cat.1 Tier 3, Cat. 3, 4, 5, 6, 9 and 10): **7,628,109 t CO_2e.**

Total S1 + S2 emissions (Location): **6,754,711 t CO_2e.**
Total S1 + S2 emissions (choice of purchase): **6,742,683 t CO_2e.**

Lead Auditor : Janaina Fleuri Reis

This certificate is valid from 05/11/2026 to 05/11/2027 and remains valid subject to satisfactory verification audits.

Autorizado por
Fabio Sianga
SGS do Brasil Ltda
Av. Piracema, 1341 - Galpão Horizon - CEP 06460-030, Barueri/SP, Brasil
t +55 11 2664-9595 - www.sgsgroup.com.br





CERTIFICATE OF USIMINAS' ENERGY INDICATORS
(EXCLUDING MINERAÇÃO USIMINAS)



Declaration BR26/00000132

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A. (USIMINAS)

Avenida do Contorno, 6594, (Headquarters), Lourdes, Belo Horizonte, Minas Gerais, Zip Code 30110-044, Brazil.

Verification of the energy indicators for the year 2025 as per Usiminas's definitions based on ISO 14064-1:2018, GHG Protocol, the ESRS sustainability reporting standards (By EFRAG) and the company procedures.

KPI – Energy Indicators.

For the following activities:

Steel production and finished steel products.

This declaration is the result of a Third-party assessment carried out on the energy indicators based on the data and calculations presented by the client, obtaining the following results:

KPI	Unit	2025
Total energy consumed	**MWh**	**11,431,340**
Total energy consumption from fossil sources	**MWh**	**11,163,717**
Fuel consumption from coal and coal products	MWh	1,543,343
Fuel consumption from crude oil and petroleum products	MWh	31,774
Fuel consumption from natural gas	MWh	3,242,006
Fuel consumption from other fossil sources	MWh	4,940,315
Consumption of purchased or acquired electricity, heat, steam, or cooling from fossil sources	MWh	1,406,279
Total energy consumption from nuclear sources	**MWh**	**0**
Total energy consumption from renewable sources	**MWh**	**267,623**
Non-renewable energy production	**MWh**	**503,949**
Renewable energy production	**MWh**	**0**
% Renewable electricity consumed / Total electricity consumed	%	12%
% Renewable electricity purchased / Total electricity purchased	%	16%
Feedstocks (Imported Coke, Petcoke, Hydrogen, Coal Blend, PCI)	MWh	14,525,700
Percentage renewable / Total energy	%	1.19 %
Energy intensity	GJ/tCS	26.09

Lead Auditor : Janaina Fleuri Reis

This certificate is valid from 05/11/2026 to 05/11/2027 and remains valid subject to satisfactory verification audits.



Authorized by
Fabio Sianga

SGS do Brasil Ltda.
Av. Piracema, 1341 - Galpão Horizon - CEP 06460-030, Barueri/SP, Brasil
t +55 11 2664-9595 - www.sgsgroup.com.br

 

ANNEX 8
GRI CONTENT INDEX

In this section, Ternium presents the economic, environmental and social topics that have been prioritized for inclusion in our Sustainability Report. These topics are reported in reference to the Global Reporting Initiative's (GRI) Standard.

Statement of use	Ternium has reported the information cited in this GRI content index for the period January 1st, 2025, to December 31st, 2025, with reference to the GRI Standards.
GRI 1 used	GRI 1: Foundation 2021

TOPIC	DISCLOSURE	DISCLOSURE TITLE	LOCATION
GRI 2: General Disclosures 2021			
The organization and its reporting practices	2-1	Organizational details	16; 130 20F 2025 30
	2-2	Entities included in the organization's sustainability reporting	20-F 2025 F-16
	2-3	Reporting period, frequency and contact point	20; 144
	2-4	Restatements of information *Historical quantitative data subject to changes in assumptions or scope are indicated in the footnotes of the Historical Data Annex*	
	2-5	External assurance *Selected non-financial indicators included in this report have been verified by a third party. The data referred to GHG emissions under GHG Protocol and worldsteel methodology, as well as energy indicators for both Ternium and Usiminas, have also been verified by a third party. Further information is available in Annex 7: Independent Assurance Statements.*	175
Activities and workers	2-6	Activities, value chain and other business relationships	110 20-F 2025 - Item 4
	2-7	Employees	80; 163
	2-8	Workers who are not employees	80; 163
Governance	2-9	Governance structure and composition	130 20F 2025 100
	2-10	Nomination and selection of the highest governance body	130 20-F 2025 100
	2-11	Chair of the highest governance body *The chairman is not a senior executive in the organization*	

TOPIC	DISCLOSURE	DISCLOSURE TITLE	LOCATION
	2-12	Role of the highest governance body in overseeing the management of impacts	130 20-F 2025 100
	2-13	Delegation of responsibility for managing impacts	130 20-F 2025 100
	2-14	Role of the highest governance body in sustainability reporting *Ternium's Sustainability Report is approved by the company's CEO*	
	2-15	Conflicts of interest	20-F 2025 100
	2-16	Communication of critical concerns	20-F 2025 100
	2-17	Collective knowledge of the highest governance body	20-F 2025 100
	2-19	Remuneration policies	20-F 2025 105
	2-20	Process to determine remuneration	20-F 2025 105
Strategy, Policies and Practices	2-22	Statement on sustainable development strategy	10; 156
	2-23	Policy commitments *Ternium's policies are available at: www.ternium.com/en/company/policies*	
	2-24	Embedding policy commitments	Sustainability Report 2025
	2-26	Mechanisms for seeking advice and raising concerns *A confidential channel to report passible regularities is available at: www.ternium.com/en/compilance-line*	
	2-28	Membership associations	154 20-F 2025 100
Stakeholder engagement	2-29	Approach to stakeholder engagement	20
	2-30	Collective bargaining agreements	80; 163
Topic Standards			
Economic	GRI 201-1	Direct economic value generated and distributed	161
	GRI 202-2	Proportion of senior management hired from the local community	163
	GRI 203-1	Infrastructure investments and services supported	110, 163
Ethic and integrity	GRI 205-2	Communication and training about anti-corruption policies and procedures	130, 163
Environmental	GRI 301-2	Recycled input materials used	42; 163
	GRI 302-1	Energy consumption within the organization	24; 163
	GRI 302-3	Energy intensity	24
	GRI 303-1	Interactions with water as a shared resource	42
	GRI 303-2	Management of water discharge-related impacts	42
	GRI 303-3	Water withdrawal	42, 163
	GRI 303-5	Water consumption	42, 163
	GRI 305-1	Direct (Scope 1) GHG emissions	24, 163
	GRI 305-2	Energy indirect (Scape 2) GHG emissions	24, 163

TOPIC	DISCLOSURE	DISCLOSURE TITLE	LOCATION
	GRI 305-3	Other indirect (Scope 3) GHG emissions	24, 163
	GRI 305-4	GHG emissions intensity	24; 163
	GRI 305-7	Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions	42; 163
	GRI 306-3	Waste generated	42; 163
	GRI 306-4	Waste diverted from disposal	42; 163
	GRI 306-5	Waste directed to disposal	42; 163
Social	GRI 401-1	New employee hires and employee turnover	80; 163
	GRI 403-1	Occupational health and safety management system	62
	GRI 403-2	Hazard identification, risk assessment, and incident investigation	62
	GRI 403-4	Worker participation, consultation, and communication on occupational health and safety	62
	GRI 403-5	Worker training on occupational health and safety	62
	GRI 403-6	Promotion of worker health	62
	GRI 403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	62
	GRI 403-8	Workers covered by an occupational health and safety management system	62; 163
	GRI 403-9	Work-related injuries	62; 163
	GRI 404-1	Average hours of training per year per employee	80; 163
	GRI 404-2	Programs for upgrading employee skills and transition assistance programs	80
	GRI 404-3	Percentage of employees receiving regular performance and career development reviews	80; 163
	GRI 405-1	Diversity of governance bodies and employees	80; 163
	GRI 413-1	Operations with local community engagement, impact assessments, and development programs	96

SASB IRON & STEEL PRODUCERS CONTENT INDEX

TOPIC	ACCOUNTING METRIC	CODE	PAGES
Greenhouse Gas Emissions	Gross global Scope 1 emissions, percentage covered under emissions-limiting regulations	EM-IS-110a.1	163
	Discussion of long- and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets	EM-IS-110a.2	24
Air Emissions	Air emissions for the following pollutants: (1) CO, (2) Nox (excluding N20), (3) SOx, (4) particulate matter (PM10), (5) manganese (MnO), (6) lead (Pb), (7) volatile organic compounds (VOCs), and (8) polycyclic aromatic hydrocarbons (PAHs)	EM-IS-120a.1	163
Energy Management	(1) Total energy consumed, (2) percentage grid electricity, (3) percentage renewable	EM-IS-130a.1	163
	(1) Total fuel consumed, (2) percentage coal, (3) percentage natural gas and (4) percentage renewable	EM-IS-130a.2	163
Water Management	(1) Total water withdrawn, (2) total water consumed, percentage of each in regions with High or Extremely High Baseline Water Stress	EM-IS-140a.1	163
Waste Management	(1) Amount of waste generated, (2) percentage hazardous, (3) percentage recycled	EM-IS-150a.1	163
Workforce Health & Safety	(1) Total recordable incident rate (TRIR), (2) fatality rate, and (3) near miss frequency rate (NMFR) for (a) direct employees and (b) contract employees	EM-IS-320a.1	163
Supply Chain Management	Discussion of the process for managing iron ore or coking coal sourcing risks arising from environmental and social issues	EM-IS-430a.1	110

ACTIVITY METRIC	CODE	PAGE
Raw steel production, percentage from: (1) basic oxygen furnace processes, (2) electric arc furnace processes	EM-IS-000.A	24
Total iron ore production [1]	EM-IS-000.B	
Total coking coal production [2]	EM-IS-000.C	

(1) In 2025, Ternium's mining facilities (including Usiminas) shipped 13.0 million tons of iron ore, supplying its steelmaking operations in Mexico and third-party customers.
(2) Coal and me tallurgical coals are externally supplied.

TCFD CONTENT INDEX

DISCLOSURE		PAGES
Governance	a) Describe the board's oversight of climate-related risks and opportunities.	24
	b) Describe management's role in assessing and managing climate-related risks and opportunities.	24; 110
Strategy	a) Describe the climate-related risks and opportunities the organization has identified over the short, medium and long term.	24
	b) Describe the impact of climate-related risks and opportunities on the organization's businesses, strategy, and financial planning.	24 20F 2025, F-45
	c) Describe the resilience of the organization's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	24
Risk Management	a) Describe the organization's processes for identifying and assessing climate-related risks.	24; 110 20F 2025 "D. Risks Factors"
	b) Describe the organization's processes for managing climate-related risks.	24; 110
	c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization's overall risk management.	24; 110
Metrics and Targets	a) Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process.	24
	b) Disclose Scope 1, 2 and, if appropriate, Scope 3 GHG emissions, and the related risks.	24; 163
	c) Describe targets used by the organization to manage climate-related risks and opportunities and performance against targets.	24

FORWARD-LOOKING STATEMENTS

This sustainability report contains "forward-looking statements", including concerning certain of our plans and current goals and expectations relating to Ternium's future financial condition and performance, which are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment in Ternium's securities.

All forward-looking statements are based on management's present expectations of future events and are subject to a number of factors and uncertainties that cause actual results, performance or events to differ materially from those expressed or implied by those statements.

These risks include, but are not limited, to risks relating to the steel industry and mining activities, risks relating to countries in which we operate, risks relating to our business, including uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products, risks relating to the company's structure and regulatory risks, as well as other factors beyond Ternium's control.

RISK FACTORS

For a detailed description of Ternium's main risk factors, please see the section "Risk Factors" included in the Company's annual report for the year ended December 31, 2025.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect Ternium's financial condition and results of operations could differ materially from those that have been estimated.

You should not place undue reliance on the forward-looking statements, which speak only as of the date of this sustainability report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of changes of circumstances or management's estimates or opinions, new information, future events or otherwise.

www.ternium.com